ALLIANT ENERGY.

The Alliant Energy story unfolds...



CONTENTS

There's no doubt 2001 was a tumultuous year for many individuals and organizations throughout the United States. At Alliant Energy™ – even in the face of challenging business, economic and political environments – we continued to successfully implement our "Invest, Connect and Grow" strategic plan. Our plan, which is designed to deliver increased shareowner value over the long term, also is yielding short-term success. And this exciting story is still in the beginning chapters ... it is just now starting to unfold.

Read on to learn more. ❑

investing
connecting
growing

The Alliant Energy story unfolds...

This annual report contains forward-looking statements. These statements should be considered in light of the disclaimer on page 29.

Financial highlights

(Dollars in millions except for per share data)	**2001**	2000	Change
Operating revenues	**$ 2,777**	$ 2,405	15%
Net income:			
Net income	**$ 172**	$ 399	(57%)
Adjustments to net income (a)	**$ 23**	($ 220)	N/A
Adjusted net income (a)	**$ 195**	$ 179	9%
Diluted earnings per average common share:			
Earnings per share	**$ 2.14**	$ 5.03	(57%)
Adjustments to earnings per share (a)	**$ 0.28**	($ 2.77)	N/A
Adjusted earnings per share (a)	**$ 2.42**	$ 2.26	7%
Utility electric sales from ultimate customers (thousands of MWh)	**25,277**	25,617	(1%)
Total utility electric sales (thousands of MWh)	**30,381**	30,697	(1%)
Utility gas sold and transported (thousands of dekatherms)	**101,518**	101,003	1%
Construction and acquisition expenditures	**$ 818**	$ 1,066	(23%)
Total assets at year-end (b)	**$ 6,248**	$ 6,734	(7%)
Common shares outstanding at year-end (in thousands)	**89,682**	79,010	14%
Dividends declared per common share	**$ 2.00**	$ 2.00	—
Market value per share at year-end	**$ 30.36**	$ 31.88	(5%)
Book value per share at year-end (b)	**$ 21.39**	$ 25.79	(17%)

(a) Adjusted net income for 2001 excludes non-cash SFAS 133 valuation charges of $21 million ($0.26 per share) and $2 million ($0.02 per share) related to Alliant Energy's exchangeable senior notes and electricity derivatives of a foreign affiliate of Alliant Energy, respectively. Adjusted net income for 2000 excludes $204 million ($2.58 per share) of non-cash net income related to Alliant Energy's adoption of SFAS 133 and $16 million ($0.20 per share) of net income from gains on sales of McLeodUSA Incorporated stock.

(b) Total assets at year-end 2001 and 2000 include fair market values of Alliant Energy's investment in McLeodUSA of $21 million and $791 million, respectively. Such decrease is also the primary reason for the decline in book value per share.

The financial data should be read in conjunction with the audited financial statements and related notes of Alliant Energy. The reported financial data are not necessarily indicative of future operating results or financial position.

Diluted earnings per average common share*


$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$2.19
$2.51
$2.26
$5.03
$2.42
$2.14
1999
2000
2001
Adjusted earnings per share
U.S. Generally Accepted Accounting Principles (GAAP) earnings per share

Operating revenues
(in millions)


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$2,128
$2,405
$2,777
1999
2000
2001

Total assets at year-end
(in millions)


$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$6,076
$6,734
$6,248
1999
2000
2001

*The 1999 and 2000 GAAP results include net income from gains on sales of McLeodUSA stock of $0.32 per share and $0.20 per share, respectively. The 2000 GAAP results include income of $2.58 per share relating to Alliant Energy's adoption of SFAS 133 on July 1, 2000. The 2001 GAAP results include non-cash SFAS 133 valuation charges of $0.26 related to Alliant Energy's obligation under certain 30-year exchangeable senior notes and $0.02 per share related to the valuation of electricity derivatives of a foreign affiliate of Alliant Energy.

We're a global energy company...

Alliant Energy Corporation (NYSE: LNT) is an energy holding company with regulated utility providers as well as non-regulated companies involved in delivering energy-related products and services.

While international in scope, we're guided by the same strong Midwestern values that are a fundamental part of our heritage. Headquartered in Madison, Wis., we serve more than three million customers around the globe.

We're now in the second year of our dynamic "Invest, Connect and Grow" strategic plan. By working our plan, we are continuing to improve the financial strength and success of our traditional regulated utility businesses, and we are growing our domestic and international non-regulated businesses.

The results we have already produced bode well for the future. Our "Invest, Connect and Grow" story is only just beginning to unfold. □

ALLIANT ENERGY™

ALLIANT ENERGY™
Corporate Services



Total assets
(at Dec. 31, 2001)
29.7%
Non-regulated Businesses
69.1%
Utility Operations
1.2%
Other

Our vision: To be the customer's first choice for energy solutions.

Dear Shareowners,

2001 was an eventful and challenging year for Alliant Energy. And like many other organizations and individuals throughout the United States, we faced our challenges with strength and resolve. We stayed on course, holding tight to the "Invest, Connect and Grow" strategy we introduced to you last year. This strategic plan is designed to build our business and continue to deliver additional value for you, our shareowners. And, I am pleased to report, it is working.

Our 2001 adjusted earnings of $195.1 million, or $2.42 per share, represent a 7 percent increase from our 2000 adjusted earnings. These figures exclude certain non-cash valuation charges in 2001 and the non-cash impacts of income from the adoption of a new accounting standard and gains on sales of McLeodUSA stock in 2000.

Reported net income and earnings per share as required by U.S. Generally Accepted Accounting Principles for 2001 and 2000 were $172.4 million, or $2.14 per share, and $398.7 million, or $5.03 per share, respectively.

While not all our businesses met our high performance expectations, we delivered adjusted results within the earnings guidance we provided throughout the year. Of course, we're not where we want to be ... yet. We're only in year two of our dynamic "Invest, Connect and Grow" plan. As our theme for this report suggests, our story is just now unfolding.

2001: A difficult year for many

2001 was a tumultuous year for the entire energy industry. The year began with power shortages in California and ended with the collapse of Enron Corp.

The Dow Jones Utility Index fell 29 percent, while the Standard and Poor's 500 Index was down 13 percent. But Alliant Energy fared relatively well in this challenging environment. Our total return to shareowners was 1.6 percent (dividends plus change in stock price). This certainly doesn't represent what we expect to deliver in the future, but it does represent strong performance compared to peers in our industry as well as investment opportunities in other market sectors.

While we are meeting our intermediate goals, we are also confidently forging ahead to generate further success with our strategic plan. Last fall we went to the equity markets to raise capital to fuel our growth strategy. As fate would have it, this was the same period the energy industry was beginning to lose favor in the eyes of the investment community as Enron's financial troubles were increasingly coming to light.

with strong senior leadership



We have a diverse and talented team of nearly 8,500 people committed to increasing shareowner value. Our team has great depth in terms of skill level, experience and expertise ... and subscribes to a strong Midwestern work ethic. As we strive for more aggressive growth as a company, we're also working hard to retain and add to our already exceptional team. □

Senior Management Team

From left to right, front row:

Erroll B. Davis, Jr.

Chairman, President and Chief Executive Officer

Responsible for development of the vision for Alliant Energy and the execution of the company's long-term strategic plan.

Pamela J. Wegner

Executive Vice President-Shared Solutions
President, Alliant Energy Corporate Services, Inc.

Responsible for environmental, health and safety procedures and strategies; infrastructure security; human resources; labor relations; information technology; supply chain; facilities; and project management. Also oversees strategic planning activities throughout the company.

William D. Harvey

Executive Vice President-Generation
President, Wisconsin Power and Light Company

Responsible for the operations of Alliant Energy's generation activities, including fossil-fuel and renewable power. Oversees operations at Wisconsin Power and Light Company.

Eliot G. Protsch

Executive Vice President-Energy Delivery
President, Interstate Power and Light Company

Responsible for utility energy delivery services, marketing activities and customer relations. Oversees operations at Interstate Power and Light Company.

Back row:

Barbara J. Swan

Executive Vice President and General Counsel

Responsible for legal matters involving Alliant Energy and its utility and non-utility subsidiaries. Also oversees government and regulatory relations, corporate communications, advertising and community affairs.

James E. Hoffman

Executive Vice President-Business Development
President, Alliant Energy Resources, Inc.

Oversees all international and non-regulated subsidiaries. Also has responsibility for shaping and implementing Alliant Energy's e-business strategies and initiatives.

Thomas M. Walker

Executive Vice President and Chief Financial Officer

Responsible for accounting, finance, investor relations and shareowner services. Also oversees the financial activities in all business units and subsidiary companies.

and growing stronger every day

Interstate Power and Light Co.*

Wisconsin Power and Light Co.

Core utility operations

Our two primary utility subsidiaries provide regulated electric, natural gas, steam and water services to more than 1.3 million customers in Iowa, Wisconsin, Minnesota and Illinois.

We've created a diverse power portfolio that uses fossil-fuel, nuclear and renewable sources. We also continue to have a strong emphasis on energy efficiency.

By working our "Invest, Connect and Grow" plan, we met our 2001 goals in the areas of reliability, safety and environmental compliance. Now, we're working to expand our power portfolio – with natural gas plants, efficient coal plants and renewable fuel projects – to ensure continued energy reliability.

Maximum peak hour demand (in megawatts)	5,677
Number of electric customers	939,443
Number of gas customers	399,861
Total utility electric sales (thousands of megawatt hours)	30,381
Utility gas sold and transported (thousands of dekatherms)	101,518

*Interstate Power and Light Company was formed on Jan. 1, 2002, through the merger of IES Utilities Inc. and Interstate Power Company.

Sources of utility operating revenues


77% Electric
2% Other

Electric sales mix


41% Industrial
18% Commercial
16% Sales for resale
1% Other

Electric power portfolio


58% Coal and gas
13% Nuclear
2% Other

Our utility service territory



Our utilities serve more than 1,000 communities in Iowa, Wisconsin, Minnesota and Illinois.

ALLIANT ENERGY. Resources

Non-regulated operations

While our core utilities provide stable and more predictable returns, we believe that Alliant Energy Resources, Inc. – home of our non-regulated and international energy businesses – offers greater potential for future earnings growth.

By expanding into international and domestic non-regulated areas, Alliant Energy Resources is key to our overall "Invest, Connect and Grow" plan to increase shareowner value. It strives to provide growth that is consistent ... and it delivers by maintaining a diverse portfolio of companies that function in different geographic areas and business disciplines. This diversity helps to minimize the risks of a downturn in any one market, while still presenting significant opportunities for growth.

Growth platforms

Alliant Energy Resources has identified two major growth platforms:



International: Through Alliant Energy International, Inc., we have established global partnerships to develop energy generation and delivery systems in growing markets throughout the world. Currently, we have investments in Brazil, China, Australia and New Zealand.



Non-regulated generation: Our newly formed subsidiary, Alliant Energy Generation, Inc., has been charged with building a portfolio of competitive generating assets throughout the Eastern Interconnect, focusing primarily on the Upper Midwest. While changing market conditions have caused nationwide delays in new plant construction, they have also created tremendous opportunities for growth through acquisitions. We believe that Alliant Energy Generation is ideally positioned to capture its share of this new market.

Existing operations

Alliant Energy Resources also has operations in the following areas:

Investments: Our existing investments include ownership of an oil and gas company (Whiting Petroleum Corp.), transportation companies (Cedar Rapids and Iowa City Railway Co. and IEI Barge Services, Inc.) and affordable-housing initiatives (Heartland Properties, Inc.). We also have an equity stake in independent telecommunications provider McLeodUSA Inc.

Trading: We have an electricity-trading joint venture with Cargill Inc., one of the world's largest commodities trading firms. This partnership, Cargill-Alliant, LLC, combines Cargill's risk-management and commodities-trading experience with our strong generation and transmission business experience. The initial term of Alliant Energy's electricity-trading venture with Cargill expires in October 2002.

Integrated Services: Alliant Energy Integrated Services Company provides a wide range of energy and environmental services for commercial, industrial and institutional customers. Services under the integrated services umbrella include energy infrastructure, energy procurement, environmental engineering and construction management, energy planning, and gas management.

Energy Technologies: This division focuses on providing our customers with exciting new technologies that are smaller in scale than more traditional generation technologies, such as microturbines, fuel cells, solar concepts and wind turbines.

Mass Marketing: Mass Marketing develops and markets energy-related products and services. In 2001, we acquired a controlling interest in SmartEnergy,™ Inc., an Internet-based company that sells power to residential and small business customers in competitive energy markets. We also continue to expand our PowerHouse catalog business, which features a full array of energy-smart products.

KEY FINANCIAL HIGHLIGHTS

- ☐ Our long-term goal is to achieve 7-10 percent annual growth in adjusted earnings.
- ☐ Within the next three years, 25 percent of our overall adjusted earnings is expected to come from our non-regulated businesses.
- ☐ We've maintained solid investment-grade credit ratings.
- ☐ The cash flows from our utility operations cover the majority of our corporate dividend.
- ☐ We have financing flexibility through debt, equity, cash flows from operations and the potential sale of non-strategic assets.

But, as is often the case for Alliant Energy, we bucked the trend in that uncertain environment, and our equity offering was well received by Wall Street. We placed almost 10 million new shares of our stock ... and raised $263 million to fund our growth plans.

Our competitive advantages are clear: We have strong core utility operations, a diverse mix of non-regulated businesses and a workforce second to none.

Utilities: The center of everything we do

Our regulated utility companies remain the foundation of our business. And our results prove that, as our core utilities contributed $2.05 per share to our overall 2001 adjusted earnings.

As I shared with you last year, we never take our eyes off our utility customers in the Upper Midwest. We're working our "Invest, Connect and Grow" plan to provide low-cost energy with high reliability. That's what it's all about.

Examples of our plan at work include continuing the PowerPledge™ program we introduced to you in 2000 by planning to *invest* a total of $1.7 billion in capital in our utilities throughout Iowa, Wisconsin, Minnesota and Illinois between 2002 and 2005. We are also better *connecting* with our customers as evidenced by again ranking highly among our peers in the area of customer service. And we took steps to *grow* our system capacity by contracting for new generation for our Wisconsin utility customers and unveiling a plan to bring both fossil-fuel and renewable generation projects on line in Iowa over the next five years.

But, as in life, not all things progressed as planned. Temperate weather and slow economic growth in our utility service territory put a damper on our utility sales last year. The tragic events of Sept. 11 also forced us to re-evaluate our security efforts. While we have been considered an



Erroll B. Davis, Jr.

industry leader in cyber and physical security for the last couple of years, we realize that – today – energy security takes on a whole new urgency. And, at Allliant Energy, we're working to develop new standards.

Non-regulated activities generating new growth

We continue to benefit from our diverse portfolio of investments on the non-regulated side of our business. Maintaining a diverse group of businesses limits the consequences of a downturn in any one market or business. By using this philosophy, Alliant Energy Resources – home to all of our non-regulated businesses – delivered an adjusted $0.36 per share to our 2001 results.

Just as we had planned, Alliant Energy Resources was the key to our delivering a 7 percent overall increase in adjusted earnings growth in 2001. It did so by generating a 64 percent increase in adjusted earnings as compared to 2000 results.

Specifically, in 2001, we benefited greatly from our *investment* in Whiting Petroleum, as it outperformed expectations and produced record profits. We also capitalized on our *connections* in China, partnering with Peak Pacific Investment Co. Ltd. to bring additional facilities on line in China. Other solid partnerships and subsidiaries – including SmartEnergy™ and RMT, Inc. – helped us to expand and *grow* our global customer base in 2001. Through SmartEnergy, we now have more than 110,000 customers in New York City.

But, as I said earlier, we faced challenges as well as bright spots in 2001. For example, our investment in McLeodUSA dramatically lost value during the downturn in the telecommunications industry. While we are obviously disappointed with this turn of events, we are pleased that we had previously utilized a portion of our initial $30 million investment to help secure about $400 million in investment capital at very favorable interest rates. In addition, we have realized about $41 million in income on sales. While this is dramatically less than we originally forecasted, I hope you would agree that this investment has already delivered more-than-acceptable results.

Our Brazilian operations also were tested in 2001. Brazil, a country highly dependent on hydroelectric power, suffered from a drought of a magnitude unseen in the past. Power rationing became the norm throughout the country, which was a significant factor in our Brazil investments not performing up to our expectations in 2001. But, late in the year, the rain returned and power rationing began to subside. As weather patterns continue to normalize in the region and regulation becomes more stable, we expect improved returns from Brazil by year-end 2002.

Our power is in our people

Just as we faced challenges in 2001, we expect to face even more in 2002 as the landscape continues to change and evolve. But we're ready. Our confidence comes from our strategic plan, our financial strength and – especially – our people.

Our people embody Alliant Energy's values. I continue to be amazed by their creativity, flexibility and ability to identify and seize new opportunities, while continuing to focus on safety and results. Their work begins and ends with a genuine commitment to our customers and with a real sense of obligation to you, our shareowners.

I would like to extend a special thanks to my current fellow directors, as well as Rockne Flowers, Arnold Nemirow and Milton Neshek who retired from the Board in 2001. We will miss their insights, optimism and energy.

But I'm pleased to welcome Singleton McAllister, a partner at Patton Boggs LLP, a Washington, D.C.-based law firm, who joined our Board in June 2001. We look forward to Singleton's guidance and involvement in our international business, legal, legislative and regulatory strategies.

We are excited about the possibilities for our business and for your investment. Our positive story is just now starting to unfold. I encourage you to read on to learn more.

On behalf of the Board of Directors, I sincerely thank you for your continued support. ☐

Erroll B. Davis, Jr.
Chairman, President and Chief Executive Officer

The straight story with Erroll Davis

How did LNT's stock performance compare to others in 2001?



In relative terms, very well. In absolute terms, not as well as we'd expect.

The stock market was volatile in 2001 as the Standard and Poor's 500 Index fell 13 percent from its 2000 levels. That overall volatility and uncertainty obviously carried over into the utility sector. The Dow Jones Utility Index fell nearly 29 percent from where it was at year-end 2000.

Against this backdrop of instability and uncertainty, Alliant Energy's stock price finished the year 4.8 percent below its 2000 year-end level. However, we maintained our $2 per share annual dividend, yielding a 1.6 percent total return to shareowners.

Both a strong dividend and sound strategic plan emphasizing healthy utilities and diversification contributed to our common stock outperforming the utility indices as well as the S&P 500 Index in 2001.

Dividends are very important to shareowners. Can we expect Alliant Energy's to continue?

We have no current plans to change our dividend.

Our dividend policy is evaluated quarterly by our Board of Directors. Alliant Energy has paid dividends – without interruption or reduction – for 224 quarters.

The average dividend payout ratio in the utility industry is now about 60 percent. Alliant Energy's adjusted 2001 earnings of $2.42 combined with a $2 per share dividend payment in 2001 indicates our payout ratio now stands at about 83 percent.

Our current plans do not require us to alter our annual dividend. A stable dividend will allow us to meet the needs of our traditional income investors. And as our profits grow, our dividend policy also will allow us to meet our obligations to our growth investors to increase our earnings and create enhanced value. Retaining more cash will help to finance our growth.

In short, shareowners – both retail and institutional – have come to view "LNT" as a stock that includes both income and growth components.

Why did you choose to issue new shares of LNT stock in 2001? How much money did you raise?



It was part of our strategic plan ... and we successfully raised $263 million.

As we clearly laid out in our 2000 annual report, the ultimate objective of our strategic plan is to grow, which requires capital for investment in our utilities and in our non-regulated areas. Our November 2001 stock offering was a logical step in the execution of that strategic plan. Priced at $28 a share, we raised about $263 million.

Specifically, we used the net proceeds from this offering to repay short-term debt. This debt was incurred for funding acquisitions and capital expenditures in the domestic utilities and non-regulated subsidiaries, and for general corporate purposes.

Some questioned the timing of our offering as it occurred shortly after the tragedies of Sept. 11. But – even in light of a gloomy economic climate – we knew the country and the world more than ever would need continued reliable energy service and new generating capacity. These improvements and enhancements can move forward only if companies like Alliant Energy are willing to attract capital and affect positive change. In short, we knew we had to get back to business ... and we did.

How did Sept. 11 affect your operations?

Indirectly ... but profoundly.



While our business was not directly impacted, we work closely on an ongoing basis with many who called the World Trade Center home. We shared in their grief.

Tragic events, such as those on Sept. 11, cause us to step back and take inventory of who we are, what we stand for and what we need to do to move forward. From that review, we discovered much about our values and our business strategy.

In response to the tragedy, Alliant Energy joined other corporate citizens in donating funds and equipment to further the relief efforts. Employees participated in blood drives and – aided by a two-for-one financial match from the Alliant Energy Foundation – donated more than $200,000 to the Red Cross National Disaster Relief Fund. For this, I am thankful and proud.

We also strengthened our commitment to addressing security concerns at Alliant Energy facilities. While we have been recognized in the past as a leader in infrastructure security from groups such as the Edison Electric Institute and the North American Electric Reliability Council, we realized more needed to be done. And we are taking all necessary actions.

What are Alliant Energy's key focus areas?

Providing customers with energy solutions across the world, across the country and across the street.

Despite the fact that we are much more than a traditional utility, regulated utility operations still form the core of our business.

In fact, we've committed to spending $1.7 billion to enhance and expand our regulated utility infrastructure between 2002 and 2005. If we don't do a good job serving our utility customers in Iowa, Wisconsin, Minnesota and Illinois, our reputation suffers. And that could severely hamper our growth efforts on the non-regulated side of our business. So, the Upper Midwest continues to be the foundation for our success.

But, as we've outlined in our strategic plan, we expect our non-regulated areas to provide us with the growth necessary for Alliant Energy to remain an attractive investment. In fact, we expect 25 percent of our adjusted earnings to come from our non-regulated businesses within three years.

That said, we realize we can't – and don't want to – be all things to all people. Therefore, we have identified areas of strategic importance within Alliant Energy Resources, the parent company for all our non-regulated subsidiaries. These areas include targeted international energy markets and non-regulated generation operations.

Why have you continued to invest money overseas?

Because it will provide strategic growth.

We have invested – and will continue to invest – in international energy businesses because we believe they offer great potential for growth.

There is no question that there are also risks associated with investing in operations in foreign countries. But we exercise great care and financial discipline in evaluating business and political risks before making any investments. We also engage outstanding local partners to help mitigate risks.



In Brazil and China, demand for energy is expected to grow much faster than it will in the United States. As it always does, the challenge of meeting this increasing demand presents an opportunity to earn an attractive return. Being part of the solution typically does.

We expect our international portfolio to help drive Alliant Energy Resources' earnings over the next three years. But success won't happen overnight.

Our strategy in the global markets is to generate strong returns that are also sustainable. In the long run, this strategy provides the best value to our shareowners.

How does Enron's bankruptcy affect Alliant Energy?

Minimally from a financial perspective, but it significantly changed the business world.

Not surprisingly, many of our business units have conducted business with Enron. At the time of its bankruptcy, our aggregate pre-tax exposure to Enron was about $5 million. This exposure resulted in a loss of four cents a share in our adjusted 2001 results. Therefore, Enron's bankruptcy had a modest impact on our 2001 earnings.

But the broader implications of the Enron crisis and the ensuing investigations will – no doubt – have an impact on every publicly-traded company, including Alliant Energy. But whatever changes are in store, Alliant Energy stands ready to comply.

We have always openly shared details about our material transactions with investors and the financial community. And we will continue to do so in the future. Additionally, we will monitor changes in the accounting industry and will adjust our practices accordingly.

Another result of Enron's bankruptcy is the more careful investigation into energy-trading companies. But, unlike Enron, trading comprises just a small part of Alliant Energy's business portfolio.

Shareowners should take comfort that Alliant Energy and its future are built on the solid foundations of regulated utility assets as well as tangible investments in a diverse portfolio of businesses, including Whiting Petroleum, Heartland Properties, Peak Pacific (our partner in China) and Companhia Força e Luz Cataguazes-Leopoldina, S.A. (our partner in Brazil).

What is your view on the increased scrutiny being placed on publicly-traded companies' relationships with their independent auditors?

Frankly, I welcome that scrutiny.

Alliant Energy is not the only company whose common stock I own. As a shareowner, I have a right to expect the independent auditors to place the interest of the shareowner first.

Recently I've been asked if our Board plans to re-evaluate the firm that Alliant Energy retains as an independent auditor. My answer is, of course ... but not in reaction to recent events.

Such a rigorous evaluation is part of what our Board does every year. The Board will not hesitate to retain our current independent auditor, or change to another one, if it believes such an action would be in our shareowners' best interest.

This is not a new approach for Alliant Energy, nor is it a secret to our current independent auditor, Arthur Andersen. That understanding, I believe, is the basis for ensuring our shareowners are well served. □

Working to be the best

While the story of Alliant Energy's growth is still unfolding, the chapter on our regulated utility operations hasn't taken any unexpected twists. Our regulated utilities remain the solid foundation for everything we do. They are strong, stable contributors to our results, accounting for 85 percent of our overall 2001 adjusted earnings. And we are continuing to work our "Invest, Connect and Grow" plan to maximize the value of our utility operations while providing our customers with the energy they need ... when they need it.



Our utilities' "portfolio approach" calls for the addition of new natural gas and coal plants, more renewable energy, distribution enhancements and a continued strong emphasis on energy efficiency.



We're committed to servin


ALLIANT ENERGY

Through its regulated utilities — Wisconsin Power and Light Co. and Interstate Power and Light Co. — Alliant Energy provides more than 1.3 million customers in the Upper Midwest with electric, natural gas, water and steam energy.

e Upper Midwest

CHAPTER 3: REGULATED UTILITIES REVIEW

A dedicated team of generation engineers has developed extensive plans to improve power plant reliability, efficiency and environmental performance. (Pictured: Rodrick Owens, Associate Engineer)



Investing for the future

Our regulated utility system includes nearly 45,000 miles of electric distribution lines, 8,400 miles of natural gas pipeline and 5,400 megawatts of regulated generation. Our team is working hard to control costs throughout our expansive utility service territory by exercising financial discipline and cost-saving measures wherever possible.

While we are exploring every opportunity to manage costs, we will not sacrifice reliability or safety in the process. Toward that end, we are continuing to make investments in our utility operations and systems.

For an example of how we're investing for the future, consider our PowerPledge™ program. We've pledged to spend $1.7 billion upgrading our utilities' infrastructure in Wisconsin, Iowa, Minnesota and Illinois between 2002 and 2005. With these dollars, we are extending and enhancing our power plants, distribution systems and other energy infrastructure.

We're also investing in innovative programs to better protect our environment while maintaining plant efficiency. Through our SmartBurn℠ project, for example, our utility subsidiaries are able to significantly reduce emissions by optimizing power plant combustion performance. When we introduced the program in 2000, we reported success in cutting emissions in half at one coal-fired generating plant in Iowa. With additional investments in research, computer modeling and new equipment, we expanded the program to three more plants in 2001. We expect to reduce our utilities' total nitrogen-oxide emissions by about 50 percent over the next few years. And we expect to do so at a fraction of the cost of other conventional methods.



Keeping the lights on takes expert planning and first-class operations that emphasize efficiency and safety. Our utility subsidiaries have both.

We invest capital to achieve positive financial results, but we also invest our time and efforts in new ideas and partnerships that have a positive impact on our operations. Specifically, in 2000, our Wisconsin utility subsidiary joined with four other Wisconsin energy companies to form the nation's first for-profit electric transmission company, the American Transmission Company LLC (ATC).

In exchange for contributing our Wisconsin transmission assets, our Wisconsin utility subsidiary received an approximately 26.5-percent ownership interest in the new transmission company.



The idea behind ATC was that consolidating systems would help streamline maintenance costs and boost reliability in a time when increasing customer demand was straining transmission system capability. And, our partnership is working. The new company successfully managed the transmission system during the hot days of 2001 when the demand for energy was high.

Building on that success, in 2001, Alliant Energy turned its attention westward and made plans to consolidate its Iowa utility subsidiary's transmission system with those of five other utility companies to form TRANSLink Transmission Co. LLC. Estimates indicate that TRANSLink will connect electricity generators and customers in 14 states with 26,000 miles of transmission lines by 2003.

Both the newly consolidated ATC and the planned TRANSLink entity also represent our compliance strategies for the National Energy Policy Act of 1992 and emerging regulations set by the Federal Energy Regulatory Commission.

By investing with our partners in new regional transmission companies, we've successfully managed costs and increased electric reliability for all of our utility customers.



In 2001, we established the Small Business Resource Center. By simply phoning our energy experts, business customers can get help with pricing issues, energy planning options and other technical matters. (Pictured: Customer Service Consultants Jon Shramek and Tracie Hillman)

Connecting with customers

Alliant Energy's utility subsidiaries are constantly striving to achieve nothing short of excellence in customer service and emergency response while providing products and services to better manage energy. That's what keeps our connection to our utility customers strong.

And research proves that our customers recognize our efforts, as – in 2001 – our utilities again earned top marks in the area of customer service in a highly respected national customer survey. Additionally, our utilities reduced both lost-time accidents and environmental violations from 2000 levels.



Through the Executive Response Program, Alliant Energy executives connect with customers by discussing pressing issues, such as high natural gas prices in early 2001. The successful program shows customers that their concerns are being heard at the highest levels of Alliant Energy. (Pictured: John Kratchmer, Corporate Controller and Chief Accounting Officer)


MARION FIRE-RESCUE

Fire and police departments must be ready to respond in all situations. In 2001, our Iowa utility subsidiary worked with the Marion Fire Department to find a stand-by generation system that best suited the firefighters' needs.



In 2001, we also continued to expand our programs to help customers conserve natural resources and use less energy. Through our Second Nature™ Program, residential customers can choose to support electricity produced from renewable sources. We've set an aggressive goal of having 7,000 participants in the program by year-end 2002.

Through our Shared Savings Program in Wisconsin and Performance Edge in Iowa, we work with commercial and small business customers to help them reduce their energy consumption. This helps our customers save on their energy bills, and it also helps to conserve natural resources. Since 1997, we've helped customers save more than 500 megawatts of electricity, which avoided emissions of approximately 4.8 million pounds of sulfur dioxide, 2.4 million pounds of nitrogen oxide and 489,000 tons of carbon dioxide. That's the same amount of carbon dioxide emitted by 67,000 sport-utility vehicles.

Programs such as PayWise,™ which offer customer payment options over the Internet, also helped us better connect with our customers on their own terms in 2001. Additionally, YourAccount provides residential and business customers with secure, around-the-clock access



PowerHouse: Home Comfort Tips offers viewers practical ideas to help reduce energy costs. The weekly television program airs on broadcast stations across Alliant Energy's four-state utility service territory. (Pictured: *PowerHouse* Hosts Megan Turner and Pete Seyfer)



Wind generation is an important part of our utilities' power portfolio. At the end of 2001, our utilities had 5 percent of the wind generation in the United States under contract.

to current and historical energy billing and usage information.

Our utilities are also connecting with customers by providing ultra-reliable and efficient technologies like fuel cells and microturbines as well as more traditional forms of stand-by generation like reciprocating engines. One example of an emerging technology is Capstone MicroTurbines™. Our goal is to install 40 microturbines at various locations in 2002.

Growing our energy portfolio

California's power shortages early in 2001 helped reinforce the fact that substantial investments must be made in new power generation throughout the United States. At Alliant Energy, we've been focused on growing our regulated energy portfolio for the last several years.

And we've succeeded. In 2001, we worked with our regulators and neighbors to bring 450 megawatts of new electric generation on line in Wisconsin. We also worked to secure 453 megawatts from a 600-megawatt plant that is scheduled to come on line in Wisconsin in 2003. In total, these new plants will produce enough power for about 275,000 average homes.

Anticipating the continued growth in demand, our Iowa utility subsidiary also launched a comprehensive program – Power Iowa – to grow the power supply for its customers.

Through Power Iowa, our Iowa utility has pledged to add a 500-megawatt natural-gas plant by 2004 and a 400-500 megawatt coal-fired plant by 2007. Whether our utility or an independent power producer builds the plants, we believe they are critical to Iowa's energy future. The Iowa legislature passed a bill in 2001 that should provide more certainty in how the costs of these new plants are recovered. We believe the legislature intended to provide an opportunity for utilities to earn a competitive return on this critical investment in Iowa's economy.

Power Iowa also calls for the addition of 150,000 megawatt hours of renewable energy generation or enough energy to power more than 20,000 homes for a year.



Between 2000 and 2005, our utility subsidiaries are expected to grow their regulated power portfolio by about 1,800 megawatts. That's a third of our regulated utilities' current aggregate capacity.

We realize that this portfolio approach of maintaining a diverse mix of fuel sources is important to our customers. With this strategy in place, we are able to moderate the effect to our utility customers when the prices or availability of one fuel source fluctuates.

Growing our renewable energy portfolio is also key to reducing our impact on the environment. We continue to be a leader in this area. At year-end 2001, we had about 5 percent of the nation's total wind energy capacity under contract. And we're not just involved in purchasing output ... we're also helping construct new wind farms.

For example, in 2001, we supplied the collector systems – or the transformers and underground cables that move the power from the wind turbines to the transmission system – for three wind farms in Iowa, Wisconsin and Kansas.



And late in 2001, our Wisconsin utility received approval from state regulators to continue to grow our renewable portfolio with a different kind of power – biogas, or methane created from animal waste. This innovative project helps our agricultural utility customers effectively manage farm waste issues while efficiently generating renewable energy. We're excited about the possibility of expanding the use of this fuel source in the future. ☐

Driving long-term earnings growth

The chapter about Alliant Energy's non-regulated businesses has a few more characters and plot twists. While our utility businesses form the solid foundation for Alliant Energy, our non-regulated areas offer the most potential for future growth. And, in 2001, we started to see the results, as our non-regulated businesses contributed 15 percent to our overall corporate adjusted earnings. In fact, our non-regulated businesses were key to Alliant Energy providing 7 percent growth in adjusted earnings over 2000 results. While separate business units manage our regulated and non-regulated businesses, one recurring theme prevails in both areas ... "Invest, Connect and Grow."





In 2001, Denver-based Whiting Petroleum significantly added to Alliant Energy's bottom line while producing important domestic fuel sources.

Investing in profit centers

Our non-regulated business investment portfolio is sufficiently diverse to make the most of changing economic cycles. Having this approach in place paid off in 2001 when we were negatively impacted by challenging environments in some markets ... but able to benefit greatly from the upswing in others.

For the second year in a row, Whiting Petroleum proved to be a winner in our investment portfolio, recording earnings 63 percent greater than its record 2000 results. While Whiting's increased earnings benefited from higher gas prices early on in 2001, the company also significantly increased its sales volumes.

Diversification is ke



In the next three years, we expect Alliant Energy Resources to contribute 25 percent of our overall adjusted corporate earnings. In 2001, Alliant Energy Resources contributed 15 percent of Alliant Energy's adjusted results.

effective growth

CHAPTER 4: NON-REGULATED BUSINESS REVIEW



Based on current oil and gas prices, it is unlikely that Whiting will produce earnings in 2002 at the same or comparable levels to what the company generated in 2001. The lower oil and gas prices, however, have presented attractive acquisition opportunities. Therefore, we plan to continue to invest in Whiting to expand its proven oil and gas reserves.

Our investment in China also proved to be a catalyst for growth in 2001, as it contributed positively to our overall earnings. Since October 2000, we've added five combined heat and power facilities to our operating portfolio, giving us a grand total of eight facilities – with an aggregate generating capacity of about 450 megawatts. And we plan to invest in additional projects in China in the future.

Our eight energy production facilities in China not only improve the country's power supply, they do so with a significantly smaller "footprint" than existing inefficient steam production boilers in the area.





Pickerel Park Townhomes, serving residents in Albert Lea, Minn., is among the affordable-housing projects Heartland Properties sponsored in 2001. Housing investments strengthen local communities and provide Alliant Energy with annual tax credits worth nearly $10 million.

Our affordable housing subsidiary, Heartland Properties, was also key to the success of our investment portfolio in 2001. Heartland Properties invested in five new affordable housing properties within the four-state area of Alliant Energy's utility service territory in 2001, and plans to invest in another eight in 2002. By meeting the growing housing needs of seniors and families, Heartland Properties strengthens communities while contributing to the bottom line.

But not all of our investments met our high expectations in 2001. Clearly it was a disappointing year for our investment in telecommunications provider McLeodUSA, which filed a Chapter 11 reorganization plan in January 2002. We are optimistic that McLeodUSA will emerge


Hormel
Foods
Corporate
Office

In 2001, Alliant Energy Integrated Services Company contracted to provide energy-management services to Hormel Foods Corporation's production facilities throughout the United States. ISCO will help reduce Hormel's energy supply costs through contract negotiations and energy procurement, while also searching for ways for Hormel to improve its energy efficiency.

from its restructuring and pursue its business plan. And we are pleased with the gains we have already realized from this investment.

We set high expectations for all of our investments. But in a diversified portfolio, it is not unusual to have investments whose performance will vary from year to year. However, if an investment does not consistently meet our expectations, we will take appropriate actions.



Our tradition of making "connections" continues

Our team at Alliant Energy Resources is working hard to develop products and services that help families and businesses better manage their energy usage. It's all a part of building a strong connection with those we serve.

Alliant Energy Integrated Services Company (ISCO), for example, continued to connect with customers like Chicago-based Metropolitan Pier, Publix Supermarkets and Dupont to provide energy-management services. On the supply side, ISCO helps reduce energy delivery and supply costs through contract negotiations and energy procurement. On the demand side, ISCO is finding ways to decrease energy consumption and improve energy efficiency.

RMT, an ISCO subsidiary, is also busy providing environmental and engineering services to customers throughout the United States and abroad. In 2002, RMT began marketing SmartBurn℠, a large-scale emissions-reduction program for coal-burning facilities, throughout the country. This is a prime example of how we are doing well by doing good. Through expansion of SmartBurn, customers benefit through a lower-cost emissions reduction strategy, shareowners benefit from a profitable new venture, and we all benefit from cleaner air.



In 2002, RMT began marketing SmartBurn℠ to other utility companies. SmartBurn has been proven to reduce nitrogen-oxide emissions by about 50 percent. Long term, this new technology will help improve air and water quality for everyone.



Alliant Energy's business units use a process called Authorization for Capital Expenditures to make solid strategic and operational choices about how capital is spent. For example, the AFCE process helped Alliant Energy International negotiate the acquisition of some of its Brazilian assets at the lowest price of privatization in Brazil. This process has been recognized by the Chief Financial Officers Group of The Conference Board as an example of best practices for investing and capital control. (Pictured: Sandra Rodriguez, Strategic Projects/Capital Control Consultant)

Additionally, our SmartEnergy™ Web site continues to attract attention. SmartEnergy provides residential and small-business consumers in New York City alternative rate plans for both their electricity and natural gas products. This Alliant Energy Resources subsidiary is currently serving about 110,000 customers, and it expects to have more than 200,000 customers by year-end 2002. Although the trend toward energy deregulation has slowed across the country, successful retail-choice programs have emerged in certain areas. And SmartEnergy allows us to connect with customers who do have that choice.

Our PowerHouse direct-mail catalog also provides a unique connection to residential and small-business customers. In 2001, the PowerHouse catalog achieved its customer-response targets, with significant growth from Internet orders.

Fueling growth in the future

Growth is the ultimate goal of our strategic plan. While we expect positive performance from all areas of Alliant Energy Resources – as well as from our domestic regulated utilities – we anticipate that our international energy portfolio will be a key driver of earnings growth going forward. After all, we are helping to build new generation in targeted global markets where the demand for power is growing much faster than it is in the United States.

2001 brought its share of unexpected challenges as we worked our "Invest, Connect and Grow" strategy. While nobody can control Mother Nature, the weather can certainly affect our business ventures. For example, a country heavily dependent on hydroelectric power can be devastated by a drought, which – in turn – significantly impacts the electric industry. This is exactly what happened last year in Brazil. In the midst of a severe drought, federally mandated power rationing was imposed throughout the country. This severely affected our sales margins and forced us to revise our 2001 earnings expectations for Brazil.

Rather than passively waiting for the challenging environment to run its course, we decided to take more aggressive steps to turn around our investment. Working with our partner, we built a natural gas-fired plant,



Our investments in Australia and New Zealand are largely in the hydroelectric power sector. With its partner, Infratil NZ, Alliant Energy International owns a significant interest in TrustPower Ltd., New Zealand's fourth-largest electricity retailer. Pictured above is TrustPower's Coleridge Power Station, one of the first hydroelectric facilities built in New Zealand.

which will help satisfy the growing need for power in the Southeast region of Brazil. We also worked with lawmakers and regulators to create a more stable regulatory environment for power producers and distributors going forward.

Our investments in New Zealand and Australia, also mostly hydroelectric facilities, were tested by drought-like conditions as well. But weather patterns started to normalize late in 2001, and we expect improved performance from these investments in 2002.

But our international operations are only one of the key drivers of our earnings growth going forward. We are also expecting long-term growth from our solid plan to succeed in the competitive generation business. Success won't come quickly, however.

Early in 2002, we decided to delay construction on our first competitive domestic generation project with Panda Energy International, Inc. In short, we won't move ahead with a project if market conditions indicate the project won't yield appropriate returns.

Economic conditions in 2001 and thus far in 2002 are making it much less attractive to build new projects at this time. However, the changing market has now created tremendous opportunities for growth through acquisition, and we intend to capitalize on these opportunities.

To ensure this business is run as efficiently as possible, in 2001, we formed a new subsidiary – Alliant Energy Generation, Inc. – to own, manage and finance our competitive generation assets. □


USINA HANS
1911



A devastating drought challenged Brazil's mainly hydroelectric power industry last year. In response to these challenging conditions, Alliant Energy International and its Brazilian partner, Companhia Força e Luz Cataguazes-Leopoldina (Cataguazes) developed a new thermal plant in the Southeast region of Brazil. The new plant will help satisfy the power needs of our more than 1.6 million customers in Brazil.



Alliant Energy's Brazilian partner, Cataguazes, is committed to environmental research and education. The company has gone beyond compliance with environmental regulations by protecting rare natural resources and helping to instill environmental ethics in its employees and local communities.

The rest of the story

The previous chapters in this report explain how we're aggressively implementing our "Invest, Connect and Grow" strategy in both our regulated utility operations as well as our non-regulated businesses. But, that's not the end of our story ... our strategy is also guiding our administrative services and community relations activities that will help define our success both today and in the future.



Alliant Energy has a long and proud history of environmental stewardship. In Wisconsin's Baraboo Hills, the company created a nonprofit land trust, the Riverland Conservancy, to protect streams, prairies, plants and wildlife. The more than 2,200 acres of land are enjoyed by school groups learning about ecological restoration and hikers looking for a place to stretch their legs.

A concrete example of our strategy at work behind the scenes was in the construction of our new worldwide headquarters in Madison, Wis. The building, which opened in April 2002, is a model of energy efficiency and an investment in the future. In fact, we won several awards that recognized our recycling and conservation efforts throughout the construction process. Connectivity was also a key directive of the headquarters construction project, as we constructed the building to be a technological "hub" for new Web-based programs. And, of course, the building's design allows for additions as our company grows in the future.



After a detailed cost analysis, we discovered that building a new headquarters would be more cost effective than staying in our former facilities where our leases were expiring. The cost savings is estimated to be about a million dollars annually.

Last year, we also channeled our technological expertise into projects that will further benefit our customers and shareowners. Specifically, in July 2002, our Enterprise Resource Planning (ERP) system will go live.

This system is just part of an ambitious program to replace the human resources, purchasing and financial systems that we inherited from our predecessor companies with one fully integrated system. While we have made a substantial investment to get this system up and running, we know the benefits of this initiative are significant. It will help us better connect with our customers through increased online capabilities. ERP will also allow us to grow and expand our reporting capabilities ... while helping to streamline day-to-day transactions.

Our "Invest, Connect and Grow" strategy is guiding our relationship with our employees as well. We've invested in creating an energizing and inclusive atmosphere and a high-performing, diverse workforce. We're also busy connecting our people to our bottom-line goals, as we've designed incentive compensation plans to reward team members when we meet our operational and financial targets.

Additionally, we encourage personal and professional growth through training classes, mentoring programs, job shadowing and developmental opportunities that are designed to help keep Alliant Energy people at the top of their fields. And we've been recognized for our efforts. In 2001, *Working Woman* magazine recognized Alliant Energy as one of the best places in the United States for women to work.



In 2001, the National Arbor Day Foundation recognized Alliant Energy for its "creative commitment to public education, tree planting and quality tree care." Since 1989, the company has provided funds to plant more than one million trees.

But probably nowhere is our "Invest, Connect and Grow" strategy more evident than in our community relations programs. While we are committed to providing our shareowners with financial rewards, we also believe that top companies must be leaders in addressing community needs and environmental, health and safety issues. Thus, we have created a tradition of worthwhile investment in the communities where we do business.



Alliant Energy employees embraced a new Foundation program that recognizes employees who actively volunteer by providing grants to nonprofit organizations in the volunteers' names. Nearly 300 employees participated in the program last year, logging in more than 46,000 volunteer hours in 2001. (Pictured is Craig Clefisch, Major Accounts Manager, with his school "lunch buddy.")

For example, our public safety program has continued to gain in popularity. In 2001, we gave presentations on the importance of natural gas and electrical safety to nearly 50,000 people at schools, fire departments, agricultural shows and other civic meetings.

We also continue to connect with our communities through the Alliant Energy Foundation. In 2001, the Foundation contributed more than $3 million to organizations that foster education, social programs, art initiatives and civic achievements. This includes about $650,000 to match employees' personal contributions to qualifying organizations through the Foundation's Matching Gifts Program ... a 283 percent increase over 2000 results. Additionally, the corporation also directly invested more than $425,000 to sponsor community events and programs.

And, through our economic development efforts, we strive to provide opportunities to help our customers and communities grow. For example, last year, we helped numerous customers in our utility sales territory expand their businesses. These initiatives create new jobs and economic growth that ultimately benefits everyone. ☐

Financial information

CONTENTS



Common stock price
Year-end
52-week high
$40
$30
$20
$10
$0
$27.50
$32.38
$31.88
$37.75
$30.36
$33.20
1999
2000
2001



Ratio of total assets
Utility
Diversified
100%
80%
60%
40%
20%
0%
31%
35%
31%
69%
65%
69%
1999
2000
2001



Cash dividend paid per common share
$2.00
$1.50
$1.00
$0.50
$0.00
$2.00
$2.00
$2.00
1999
2000
2001

Management's Discussion and Analysis of Financial Condition and Results of Operations

A listing of abbreviations and acronyms used in the text and notes of this report is on page 81.

Forward-Looking Statements

Statements contained in this report (including Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)) that are not of historical fact are forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties include: factors listed in "Other Matters - Other Future Considerations;" weather effects on sales and revenues; general economic and political conditions in Alliant Energy's domestic service territories; federal, state and international regulatory or governmental actions, including issues associated with the deregulation of the domestic utility industry and the ability to obtain adequate and timely rate relief; unanticipated construction and acquisition expenditures; issues related to stranded costs and the recovery thereof; unanticipated issues related to the supply of purchased electricity and price thereof; unexpected issues related to the operations of Alliant Energy's nuclear facilities; unanticipated costs associated with certain environmental remediation efforts being undertaken by Alliant Energy and with environmental compliance generally; unanticipated developments that adversely impact Alliant Energy's strategy to grow its non-regulated businesses; Alliant Energy's ability to identify and successfully complete acquisitions and development projects; improved profitability of Alliant Energy's Brazil investments, as well as continued growth in earnings from its China investments; continued strong earnings from Whiting, including the recovery and stability of oil and gas prices; continued improved profitability of Alliant Energy's other non-regulated businesses as a whole, including the Integrated Services and Generation and Trading business units; no material permanent declines in the fair market value of, or expected cash flows from, Alliant Energy's investments; technological developments; employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; political, legal, economic and exchange rate conditions in foreign countries Alliant Energy has investments in; and changes in the rate of inflation. Alliant Energy assumes no obligation, and disclaims any duty, to update the forward-looking statements in this report.

Utility Industry Review

Overview - Alliant Energy has two primary utility subsidiaries, IP&L and WP&L. IP&L was formed as a result of the merger of IPC with and into IESU effective January 1, 2002. WP&L has one utility subsidiary, South Beloit.

As a public utility holding company with significant utility assets, Alliant Energy competes in an ever-changing utility industry. Electric energy generation, transmission and distribution are in a period of fundamental change resulting from legislative, regulatory, economic and technological changes. These changes impact competition in the electric wholesale and retail markets as customers of electric utilities are being offered alternative suppliers. Such competitive pressures could result in electric utilities losing customers and incurring stranded costs (i.e., assets and other costs rendered unrecoverable as the result of competitive pricing) which would be borne by security holders if the costs cannot be recovered from customers.

Alliant Energy's utility subsidiaries are currently subject to regulation by FERC, and state regulation in Iowa, Wisconsin, Minnesota and Illinois. FERC regulates competition in the electric wholesale power generation market and each state regulates whether to permit retail competition, the terms of such retail competition and the recovery of any portion of stranded costs that are ultimately determined to have resulted from retail competition. Alliant Energy cannot predict the timing of a restructured electric industry or the impact on its financial condition or results of operations but does believe it is well-positioned to compete in a deregulated competitive market. Although Alliant Energy ultimately believes that the electric industry will be deregulated, the pace of deregulation in its primary retail electric service territories has been delayed due to events related to Enron and California's restructured electric utility industry.

WP&L, including South Beloit, transferred its transmission assets with no gain or loss (approximate net book value of $186 million) to ATC on January 1, 2001. WP&L received a tax-free cash distribution of $75 million from ATC and had a $110 million equity investment in ATC, with an ownership percentage of approximately 26.5 percent at December 31, 2001. This transfer has not resulted in a significant impact on WP&L's financial condition or results of operations since FERC allows ATC to earn a return on the contributed assets comparable to the return formerly allowed WP&L by the PSCW and FERC. During 2001, ATC returned approximately 80 percent of its earnings to the equity holders and, although no assurance can be given, Alliant Energy anticipates ATC will continue with this policy in the future. ATC realizes its revenues from the provision of transmission services to both participants in ATC as well as non-participants. ATC is a transmission-owning member of the Midwest ISO and the MAIN Regional Reliability Council.

In September 2001, six electric utility companies, including IESU and IPC, filed an application with FERC to create TRANSLink, a for-profit, transmission-only company. A ruling is expected from FERC in the second quarter of 2002. The participants have requested that FERC expedite consideration of the application so that TRANSLink could commence operations in January 2003. Current plans call for IP&L to contribute its transmission assets, which have an estimated net book value of approximately $317 million, to TRANSLink in exchange for a corresponding ownership interest in TRANSLink. The TRANSLink proposal is subject to receipt of all required federal and state regulatory approvals.

Alliant Energy complied with provisions of a FERC order requiring utilities to voluntarily turn over operational control of their transmission systems to a regional entity by the end of 2001 by WP&L's transfer of its transmission assets to ATC and the participation of IESU, WP&L and IPC in the Midwest ISO, which was given Regional Transmission Organization (RTO) status in December 2001. The Midwest ISO began offering transmission service in the first quarter of 2002 and IP&L and WP&L now receive all of their transmission services from the Midwest ISO.

Rates and Regulatory Matters

Overview - As part of its merger approval, FERC accepted a proposal by Alliant Energy's utility subsidiaries which provides for a four-year freeze on wholesale electric prices beginning with the effective date of the April 1998 merger forming Alliant Energy. Each of the utilities also agreed with their respective state commissions to provide customers a four-year retail electric and gas price freeze (the ICC granted IPC and South Beloit a three-year price freeze), with certain exceptions, which commenced on the effective date of the April 1998 merger. As a result, the last of the price freezes impacting Alliant Energy's utility subsidiaries will expire in April 2002.

WP&L - In 2000, the NRC issued expanded performance measures which raised several areas of concern with Kewaunee's operations. Kewaunee is a nuclear facility in which WP&L has a 41 percent ownership interest. Addressing the NRC's concerns and ensuring that Kewaunee operates in accordance with current industry and regulatory standards resulted in additional operating costs to WP&L in 2001 of approximately $8 million and WP&L is expected to incur an additional $21 million of incremental costs in 2002 through 2005. In April 2001, the PSCW approved the deferral of such incremental costs incurred after March 27, 2001 (WP&L has deferred $5.5 million of such costs at December 31, 2001). In July 2001, WP&L requested a one-time $19 million retail electric rate increase from the PSCW to recover a portion of the costs associated with the increased Kewaunee operating costs and costs associated with the replacement of the steam generators at Kewaunee. WP&L expects that the remainder of the additional operating costs related to Kewaunee will be recovered through future base rate filings with the PSCW.

In August 2001, WP&L filed a $114 million base rate increase request with the PSCW related to its investments in reliability, customer service, technology and environmental upgrades, as well as investments in its infrastructure. In September 2001, WP&L filed a request with the PSCW to consolidate the $19 million request for increased Kewaunee operating costs with the new base rate increase request of $114 million. These filings apply to retail electric ($105 million), natural gas ($26 million) and water ($2 million) rates. Also in September 2001, WP&L filed a request with the PSCW, along with three other Wisconsin utilities, for an increase in rates of $16 million for incremental costs associated with the start-up and ongoing operations of ATC (WP&L has deferred $5.9 million of such costs at December 31, 2001). In December 2001, WP&L filed a request for interim rate relief related to such filings of approximately $63 million ($41 million for retail electric, $21 million for natural gas and $1 million for water rates) to be effective on April 14, 2002. The interim level is generally based on PSCW staff adjustments recommended in a recently completed audit. Reductions in purchased-power and fuel costs since the initial filing constituted a significant portion of such adjustments. As a result, these adjustments would have no impact on WP&L's financial condition or results of operations. WP&L expects final rates to be implemented in the third quarter of 2002 and to be set at levels higher than the interim levels, but significantly lower than the original request, although no assurance can be given. Also, in February 2002, WP&L filed a $6.2 million request with FERC for new wholesale electric base rates. WP&L also plans to file a base rate increase request with the PSCW in the second quarter of 2002 for its 2003 and 2004 rates. At this time, there are no plans for filing a new base rate case in Illinois for South Beloit.

In December 2001, the PSCW authorized WP&L to defer incremental costs for security measures and insurance premiums related to the September 11, 2001 terrorist attacks. WP&L began deferring the increased costs in December 2001 and the issue of cost recovery will be addressed in WP&L's future base rate case proceedings.

In December 2000, WP&L requested a $73 million annual retail electric rate increase from the PSCW to cover increases in WP&L's 2001 fuel and purchased-power costs. The PSCW approved a $46 million interim increase effective February 2001, which was replaced with a $58 million final increase effective June 2001. Two customer groups filed an appeal to a Wisconsin state court, challenging certain portions of the final order. This matter is still pending in state court. The final order included a refund provision for costs collected in rates that are in excess of actual costs incurred. In March 2002, WP&L filed with the PSCW to refund approximately $4 million to customers based on lower than projected fuel and purchased-power costs in 2001. The refund amount ultimately provided by WP&L is subject to PSCW approval. WP&L had recorded the necessary reserve for the 2001 refund at December 31, 2001. In addition, WP&L filed with the PSCW in March 2002 for a decrease in retail electric rates of approximately $19 million based on lower fuel and purchased-power costs. The final amount of the decrease is subject to PSCW review and approval.

WP&L believed Union Pacific was charging an excessive rate for transporting low-sulfur coal from the Powder River Basin to the Edgewater Generating Station located in Sheboygan, Wisconsin. To contest the rate, WP&L filed a rate case with the STB and, upon the expiration of the existing contract, began moving coal under a tariff rate beginning January 1, 2000. Following the STB's initial decision, WP&L, as part of a negotiated settlement, received payments from Union Pacific in 2001 of $4 million, covering the period from January 1, 2000 through October 22, 2001. While WP&L and Union Pacific have agreed upon future rates, both parties have filed petitions for reconsideration with the STB on certain aspects of its decision, which could impact the final amount received by WP&L. The refund amount will also be reviewed by the PSCW in conjunction with WP&L's 2001 fuel refund filing.

In connection with a statewide docket to investigate compliance issues associated with the EPA's NOx emission reductions, in 1999 the PSCW authorized deferral of all incremental NOx compliance costs excluding internal labor and replacement purchased-power costs. The PSCW approved WP&L's compliance plans and granted a 10-year straight-line depreciation method for NOx compliance investments. WP&L has deferred $3.0 million of costs at December 31, 2001 and anticipates recovery of these costs beginning with the base rate increase request filed in 2001. The depreciation lives will be reviewed every two years.

IP&L - IP&L plans on filing electric and natural gas base rate cases with the IUB in the Spring and Fall of 2002, respectively. The electric base rate case will include requests for recovery of its investments in its infrastructure that are intended to enable IP&L to continue delivering reliable utility service. IP&L has not yet determined the extent of rate relief it will seek. IP&L currently has no plans for filing new base rate cases in Illinois or Minnesota.

In January 2001, the IUB issued an order requiring IESU and IPC to file a joint fuel procurement plan in May 2001 for the purpose of evaluating the reasonableness of the Iowa utilities' fuel procurement contracts. This filing was completed in May 2001, hearings were held in November 2001 and final briefs were filed in January 2002. The outcome of this process cannot be predicted, but could potentially result in a refund of past collections by IP&L to its customers.

Results of Operations

All "per share" references in the Results of Operations section refer to earnings per **diluted** share. Refer to Note 1(a) of the "Notes to Consolidated Financial Statements" for discussion of the various components of Alliant Energy's business.

Overview - Alliant Energy's earnings per average common share (EPS) for 2001, 2000 and 1999 were as follows:

	2001	2000 *	1999
EPS per accounting principles generally accepted in the U.S.	**$2.14**	$5.03	$2.51
Plus: EPS related to non-cash SFAS 133 valuation charges:			
30-year exchangeable senior notes	**0.26**	—	—
Electricity derivatives of a foreign affiliate of Alliant Energy	**0.02**	—	—
Less: EPS related to income from Alliant Energy's adoption of SFAS 133	—	2.58	—
Less: EPS related to gains on sales of McLeod stock	—	0.20	0.32
Adjusted EPS	**$2.42**	$2.26	$2.19

* Components do not foot to total due to rounding.

The 2001 increase in adjusted earnings was primarily due to an increase from Alliant Energy's non-regulated businesses of $0.14 per share ($0.36 and $0.22 per share in 2001 and 2000, respectively). Contributing to the increase were higher earnings from Alliant Energy's Investments business unit of $0.24 per share, led by record earnings from Alliant Energy's oil and gas business, and the impact of lower short-term interest rates. These items were partially offset by lower earnings from Alliant Energy's non-regulated Generation and Trading ($0.10 per share), International ($0.08 per share) and Integrated Services ($0.04 per share) business units. Earnings from utility operations decreased $0.07 per share ($2.05 and $2.12 per share in 2001 and 2000, respectively) due to increased operating expenses and lower gas margins, partially offset by a lower effective income tax rate, higher electric margins, a reduction of net interest expense and increased steam margins. Income of $0.13 per share ($0.08 and $0.05 per share at the parent company and IP&L, respectively) from the resolution of a significant tax case Alliant Energy had pursued for years also contributed to the 2001 increase in adjusted earnings.

Alliant Energy's transactions with Enron had a modest negative impact on Alliant Energy's electric and gas utility margins. Weather did not have a material impact on Alliant Energy's 2001 utility results as the benefits from a colder than normal first quarter, high humidity levels for a portion of the summer and income realized from a weather hedge Alliant Energy had in place in the fourth quarter largely offset the impact of an extremely mild fourth quarter.

In the previous table, all of the adjustments to EPS per accounting principles generally accepted in the U.S. were recorded at Alliant Energy's non-regulated businesses. The increased earnings from Alliant Energy's oil and gas business (Whiting) resulted from higher gas prices earlier in 2001, increased oil and gas sales volumes and income of $0.07 per share from a reduction in the estimated dismantlement cost of an offshore oil and gas platform, partially offset by higher operating and interest expenses. Increased earnings from Alliant Energy's affordable housing business also contributed to higher earnings from the Investments business unit. The lower earnings from Alliant Energy's non-regulated Generation and Trading business unit were the result of less volatile market prices, fewer weather-related trading opportunities in 2001 and charges for development costs from a merchant plant project that was canceled in 2001 that failed to meet Alliant Energy's required returns. The decreased income from the International business unit was due to lower results from Alliant Energy's Brazil and New Zealand/Australian investments, partially offset by increased income from Alliant Energy's investments in China. Refer to "Interest Expense and Other" for discussion of the results from Alliant Energy's investments in Brazil and New Zealand/Australia. The increase for China was largely due to the addition of five combined heat and power facilities to Alliant Energy's China portfolio in the last fifteen months. The lower results from the Integrated Services business unit were largely due to impacts of the slowing economy and transactions its gas marketing business had with Enron, partially offset by a one-time charge related to a loss on a contract in 2000.

Alliant Energy incurred charges of $0.04 per share in 2001 as a result of Enron's fourth quarter bankruptcy filing.

The increase in adjusted earnings for 2000 was primarily due to increased earnings at Whiting and Alliant Energy's non-regulated Generation and Trading business unit, partially offset by higher interest expense to fund Alliant Energy's strategic growth initiatives and the dilutive effect of Alliant Energy's January 2000 investment in several Brazilian utilities. Within the utility business, increased electric margins were offset by higher operating expenses.

Electric Utility Operations - Electric margins and MWh sales for Alliant Energy for 2001, 2000 and 1999 were as follows (in thousands):

	Revenues and Costs					MWhs Sold				
	2001	2000	*	1999	**	**2001**	2000	*	1999	**
Residential	**$599,074**	$567,283	6%	$541,714	5%	**7,344**	7,161	3%	7,024	2%
Commercial	**373,145**	349,019	7%	329,487	6%	**5,464**	5,364	2%	5,260	2%
Industrial	**543,471**	501,155	8%	476,140	5%	**12,469**	13,092	(5%)	13,036	—
Total from ultimate customers	**1,515,690**	1,417,457	7%	1,347,341	5%	**25,277**	25,617	(1%)	25,320	1%
Sales for resale	**184,507**	173,148	7%	155,801	11%	**4,936**	4,906	1%	5,566	(12%)
Other	**56,359**	57,431	(2%)	45,796	25%	**168**	174	(3%)	162	7%
Total revenues/sales	**1,756,556**	1,648,036	7%	1,548,938	6%	**30,381**	30,697	(1%)	31,048	(1%)
Electric production fuels expense	**292,002**	271,073	8%	247,136	10%					
Purchased-power expense	**403,166**	294,818	37%	255,446	15%					
Margin	**$1,061,388**	$1,082,145	(2%)	$1,046,356	3%					

* Reflects the percent change from 2000 to 2001. ** Reflects the percent change from 1999 to 2000.

Due to the formation of ATC on January 1, 2001, electric margin in 2001 included wheeling expenses from ATC of $30 million. Such expenses were offset by equity income (WP&L accounts for its investment in ATC under the equity method), reduced other operation and maintenance expenses and lower depreciation expense, resulting in no significant net income impact due to the formation of ATC. On a comparable basis, electric margin increased $9.6 million, or 1 percent, and $35.8 million, or 3 percent, for 2001 and 2000, respectively. The 2001 increase was primarily due to lower purchased-power and fuel costs impacting margin, increased residential and commercial sales due to more favorable weather conditions in 2001 compared to 2000 and continued retail customer growth. These items were partially offset by $10 million of income recorded in 2000 for a change in estimate of WP&L's utility services rendered but unbilled at month-end and lower industrial sales, largely due to impacts of a slowing economy.

The 2000 increase was primarily due to increased sales to retail customers due to continued economic growth in Alliant Energy's utility subsidiaries' service territories, the favorable $10 million change in estimate of WP&L's utility services rendered but unbilled at month-end, increased energy conservation revenues and increased capacity sales. These items were partially offset by higher purchased-power and fuel costs and the impact of milder weather conditions on electric margin in 2000 compared to 1999. The 1999 margin also included a favorable $9 million change in estimate of IESU's and IPC's utility services rendered but unbilled at month-end in Iowa.

Refer to Note 1(j) of the "Notes to Consolidated Financial Statements" for information relating to utility fuel cost recovery. Refer to "Utility Industry Review - Rates and Regulatory Matters" for discussion of an IUB fuel investigation and various rate filings.

Gas Utility Operations - Gas margins and Dth sales for Alliant Energy for 2001, 2000 and 1999 were as follows (in thousands):

	Revenues and Costs					Dths Sold				
	2001	2000	*	1999	**	2001	2000	*	1999	**
Residential	$270,248	$245,697	10%	$185,090	33%	29,580	32,026	(8%)	30,309	6%
Commercial	141,121	127,104	11%	89,118	43%	18,055	19,696	(8%)	18,349	7%
Industrial	31,262	27,752	13%	21,855	27%	5,344	5,350	—	5,963	(10%)
Transportation/other	45,246	14,395	214%	18,256	(21%)	48,539	43,931	10%	46,954	(6%)
Total revenues/sales	487,877	414,948	18%	314,319	32%	101,518	101,003	1%	101,575	(1%)
Cost of utility gas sold	360,911	278,734	29%	180,519	54%					
Margin	$126,966	$136,214	(7%)	$133,800	2%					

* Reflects the percent change from 2000 to 2001. ** Reflects the percent change from 1999 to 2000.

Gas revenues and cost of utility gas sold increased significantly for 2001 and 2000 due to the large increase in natural gas prices in the first half of 2001 and last half of 2000. Due to Alliant Energy's rate recovery mechanisms for gas costs, these increases alone had little impact on gas margin. Gas margin decreased $9.2 million, or 7 percent, and increased $2.4 million, or 2 percent, for 2001 and 2000, respectively. The 2001 decrease was largely due to lower retail sales primarily related to unusually high gas prices earlier in 2001 as some customers either chose alternative fuel sources or used less natural gas, the impact of the slowing economy and losses associated with current commodity costs at WP&L, which are shared by ratepayers and shareowners. The 2000 increase in gas margin was largely due to more favorable weather conditions in the 2000 heating season compared to 1999. Alliant Energy realized pre-tax income of $4.0 million, $2.2 million and $5.1 million from weather hedges it had in place in 2001, 2000 and 1999, respectively, which is recorded in "Miscellaneous, net" in the Consolidated Statements of Income.

Refer to Note 1(j) of the "Notes to Consolidated Financial Statements" for information relating to utility natural gas cost recovery.

Non-regulated and Other Revenues - Details regarding Alliant Energy's non-regulated and other revenues and data relating to Whiting's oil and gas operations for 2001, 2000 and 1999 are as follows:

Non-regulated and other revenues (in millions):	2001	2000	1999
Integrated Services	$242	$172	$126
Investments:			
Whiting	135	94	63
Other	45	44	47
International	85	—	—
Other	26	32	29
	$533	$342	$265
Whiting's volumes sold (in thousands):			
Oil (barrels)	2,087	1,562	1,317
Gas (Dth)	19,751	16,905	17,915
Whiting's average product prices (excludes hedging activity):			
Oil	$23.85	$26.96	$14.75
Gas	$3.82	$3.51	$2.23

The 2001 Integrated Services increase was primarily due to acquisitions in the third and fourth quarters of 2000 of various energy services businesses. Although gas prices were high at the beginning of 2001, these prices began to decline throughout the year. Whiting mitigated some of the impact of the decrease in prices in the latter half of 2001 by using physical forward contracts to lock in a portion of its volumes at prices higher than the prevailing market prices. The higher sales volumes in 2001 at Whiting were largely due to its continued acquisitions of proven reserves. The 2001 International increase resulted from the December 2000 change from the equity method of accounting to the consolidation method for an investment in China and the addition of five combined heat and power facilities to Alliant Energy's China portfolio in the last fifteen months. The 2000 Integrated Services increase was primarily due to various business acquisitions in 2000, increased activity in Alliant Energy's energy marketing business and greater demand for environmental and engineering services. Refer to Note 13 of the "Notes to Consolidated Financial Statements" for additional information on Whiting.

Other Operating Expenses - Other operation and maintenance expenses for 2001, 2000 and 1999 were as follows (in millions):

	2001	2000	1999
Utility	$509	$497	$477
Integrated Services	229	158	114
Investments:			
Whiting	47	37	35
Other	27	29	28
International	70	5	7
Other	6	9	8
	$888	$735	$669

The 2001 utility increase was primarily due to higher transmission wheeling and other costs in Alliant Energy's energy delivery business unit, increased nuclear operating costs (partially due to a planned refueling outage at Kewaunee in 2001), higher uncollectible customer account balances largely due to the unusually high gas prices earlier in the year and higher costs in the generation business unit. Such increases were partially offset by the impact of the formation of ATC earlier in 2001, as discussed in "Electric Utility Operations." The 2000 utility increase was primarily due to a planned refueling outage at Kewaunee, higher expenses in the energy delivery and generation business units, increases in administrative and general expenses and higher energy conservation expenses. These increases were partially offset by expenses incurred in 1999 relating to Alliant Energy's Year 2000 program.

The 2001 Integrated Services increase was primarily due to the acquisitions of the various energy services businesses, partially offset by a one-time charge of $4 million related to a loss on a contract in 2000. The increase at Whiting was largely due to the increased production volumes. The International increase was largely due to the December 2000 change in accounting method for the China investment and the new power facilities. The 2000 Integrated Services increase was primarily due to increased expenses from the energy marketing business, the 2000 business acquisitions and the one-time charge of $4 million.

Depreciation and amortization expense increased $11.8 million and $43.2 million in 2001 and 2000, respectively. Contributing to both increases were acquisitions at the non-regulated businesses and utility property additions. The 2001 increase was partially offset by a $9 million reduction in the estimated dismantlement cost of an offshore oil and gas platform at Whiting and the impact of the formation of ATC earlier in 2001, as discussed in "Electric Utility Operations." The lower dismantlement cost was due to the successful efforts to have the facility designated as a permanent facility, therefore reducing the amount of dismantlement required. Earnings on the WP&L nuclear decommissioning trust fund also partially offset the 2001 increase, but contributed to the 2000 increase (approximately $20 million). The accounting for earnings on the nuclear decommissioning trust fund results in no net income impact. Miscellaneous, net income increases for earnings on the trust fund and the corresponding offset is recorded through depreciation expense at WP&L.

Taxes other than income taxes increased $5.9 million in 2001 primarily due to increased gross receipts, payroll and oil and gas production taxes.

Interest Expense and Other - Alliant Energy recorded income tax and associated interest income of $0.13 per share in 2001 related to a ruling in a tax refund case. The federal government decided in the fourth quarter of 2001 not to pursue the ruling in favor of Alliant Energy by the U.S. Court of Appeals for the Eighth Circuit dealing with capital losses disallowed under audit by the Internal Revenue Service and certain related deductions. An additional potential refund remains a contested issue in this case. Alliant Energy cannot offer any assurance it will be successful in obtaining this additional refund and has not recognized any income for the potential additional refund.

Interest expense increased $16.9 million and $37.4 million in 2001 and 2000, respectively. Contributing to both increases were higher non-regulated borrowings to fund a large portion of its strategic growth initiatives as Alliant Energy had non-regulated construction and acquisition expenditures of $478 million and $762 million in 2001 and 2000, respectively. Partially offsetting the 2001 increase was the impact of lower interest rates on Alliant Energy's variable rate borrowings. Also contributing to the 2000 increase were higher utility borrowings and higher interest rates associated with short-term debt outstanding.

Equity income (loss) from Alliant Energy's unconsolidated investments for 2001, 2000 and 1999 was as follows (in millions):

	2001	2000	1999
New Zealand/Australia	$17	$3	$—
ATC (began operations 1/01/01)	15	—	—
Cargill-Alliant	7	15	5
China	2	1	(1)
Brazil	(4)	3	—
Other	(1)	(3)	(1)
	$36	$19	$3

Equity income from unconsolidated investments increased $17 million and $16 million in 2001 and 2000, respectively. The 2001 New Zealand/Australia increase was primarily due to $16 million of pre-tax non-cash SFAS 133 valuation income from Southern Hydro, partially offset by the impact of a drought in New Zealand in 2001. The lower earnings in 2001 at Alliant Energy's electricity-trading joint venture were due to less volatile market prices and fewer weather-related trading opportunities in 2001. The majority of Alliant Energy's investment in China is accounted for under the consolidation method. The lower results from Alliant Energy's Brazil investments in 2001 were largely due to lower sales related to a severe drought; impacts of a settlement reached in the fourth quarter of 2001 between the Brazil government and the distribution companies related to the economic resolution of the impacts of rationing, the recovery of past costs and the prices allowed for sales of excess generation into the spot market; commercial energy losses; higher uncollectible customer account balances; and higher interest expense. In connection with the settlement reached with the government, Alliant Energy's Brazil investments recorded an asset (Alliant Energy's share was approximately $35 million) related to legislation allowing the companies to collect these revenues in future rates. Such revenues have already been recognized in earnings. As a result of the Brazil drought in 2001, the government implemented a significant electricity rationing program in June 2001 given that the large majority of generation in Brazil is hydroelectric. Brazil has recently been receiving significant rainfall resulting in the hydro plant water levels returning to more normal levels. Accordingly, the government completely lifted the rationing requirements effective March 1, 2002. Alliant Energy and its Brazilian partners are also executing a plan designed to achieve significant reductions in commercial energy losses and enhanced collection of customer receivables. The 2000 increase in equity income from unconsolidated investments was primarily due to the increased earnings from Alliant Energy's electricity-trading joint venture due to more weather-related trading opportunities in 2000 and earnings from investments made in Brazil and New Zealand/Australia in 2000.

On July 1, 2000, Alliant Energy adopted SFAS 133 for its consolidated entities. Related to the adoption, Alliant Energy recorded a $321.3 million pre-tax gain from the designation of a portion of Alliant Energy's McLeod holdings as trading securities. This gain related to the unrealized appreciation in value of approximately 27 percent of Alliant Energy's McLeod holdings that were designated as trading as of the adoption date.

In 2000 and 1999, Alliant Energy sold approximately 1.3 million and 4.3 million shares, respectively, of its investment in McLeod, resulting in pre-tax gains of approximately $24 million and $40 million, respectively.

Miscellaneous, net income decreased $21.8 million and increased $14.1 million in 2001 and 2000, respectively. The 2001 decrease was largely due to higher non-cash SFAS 133 valuation charges of $33 million related to the net change in the value of the McLeod trading securities and the derivative component of Resources' exchangeable senior notes, reduced nuclear decommissioning trust fund earnings and lower gains from asset sales. The decreases were partially offset by higher interest income, including $10 million and $4 million from tax settlements in 2001 and 2000, respectively. Alliant Energy realized $4.0 million, $2.2 million and $5.1 million of income from weather hedges in 2001, 2000 and 1999, respectively. The 2000 increase was primarily due to a change of $102 million in the value of the derivative component of Resources' exchangeable senior notes and increased interest income (including nuclear decommissioning trust fund earnings and $4 million recognized from a tax settlement at IESU), partially offset by a decrease of $103 million in the value of the McLeod trading securities and a decrease of $4 million in gains from sales of certain investments at Whiting and New Zealand.

Refer to Note 10(a) of the "Notes to Consolidated Financial Statements" for additional information related to the exchangeable senior notes embedded derivative, the McLeod trading securities and the cumulative effect of a change in accounting principle.

<u>Income Taxes</u> - The effective income tax rates for Alliant Energy were 23.8 percent, 38.1 percent and 37.2 percent in 2001, 2000 and 1999, respectively. Refer to Note 5 of the "Notes to Consolidated Financial Statements" for additional information.

Liquidity and Capital Resources

Overview - Given Alliant Energy's financing flexibility, including access to both the debt and equity securities markets, management believes it has the necessary financing capabilities in place to adequately finance its capital requirements for the foreseeable future. Alliant Energy's capital requirements are primarily attributable to Resources' acquisition and investment opportunities, its utility subsidiaries' construction and acquisition programs and its debt maturities. Alliant Energy expects to meet its future capital requirements with cash generated from operations, sales of assets and external financings. The level of cash generated from operations is partially dependent on economic conditions, legislative activities and timely regulatory recovery of utility costs. Liquidity and capital resources are also affected by costs associated with environmental and regulatory issues.

In October 2001, Alliant Energy and Resources received SEC approval for their ongoing program of external financing, credit support arrangements and other related proposals for the period through December 31, 2004. Among other things, the approval authorized Alliant Energy directly or through financing subsidiaries to issue common and preferred stock, unsecured long-term debt securities and other equity-linked securities up to an amount of $1.5 billion; to provide guarantees and credit support for obligations of its subsidiaries up to an amount of $3 billion; to enter into hedging transactions to manage interest rate costs and risk exposure; and to increase its aggregate investment limit in exempt wholesale generators (EWGs) and foreign utility companies (FUCOs) to 100 percent of consolidated retained earnings. The approval, among other things, also authorized Resources to provide guarantees and credit support for obligations of non-utility subsidiaries up to an amount of $600 million outstanding at any one time and to expend up to $800 million to construct or acquire energy assets that are incidental to the energy marketing and oil and gas productions of its subsidiaries.

Based on current expectations, Alliant Energy plans to invest approximately $4 billion in various capital projects and investments in 2002-2006, including domestic and international acquisitions, generation projects and environmental compliance initiatives. These various investments are described in detail below.

Cash Flows - In 2001, Alliant Energy's cash flows from financing activities decreased $408 million primarily due to net changes in amount of debt issued and retired, partially offset by proceeds from the issuance of common stock in 2001; and cash flows used for investing activities decreased $272 million primarily due to lower non-regulated investments. In 2000, Alliant Energy's cash flows from financing activities increased $507 million primarily as a result of $402.5 million of exchangeable senior notes issued to fund investments in the non-regulated businesses, including a $347 million investment in Brazil.

Equity - In November 2001, Alliant Energy completed a public offering of 9.775 million shares of its common stock at a price per share to the public of $28.00. The net proceeds of approximately $263 million were used to repay short-term debt.

Long-Term Debt - At December 31, 2001, Resources had available $450 million of committed bank lines of credit extending through October 2003 for direct borrowing or to support commercial paper, of which $384 million of commercial paper was outstanding. Commitment fees are paid to maintain this facility and there were no conditions restricting the unused credit at December 31, 2001. Currently, Resources anticipates this facility will be renewed upon expiration.

This credit facility agreement, as well as the $150 million facility discussed below in "Short-Term Debt," contains various covenants, including requirements that Alliant Energy maintain a consolidated debt-to-capital ratio of less than 65 percent and a consolidated net worth of at least $1.4 billion. The debt component of the capital ratio includes long- and short-term debt, as well as guarantees and capital lease obligations, and the common equity component excludes accumulated other comprehensive income (loss). Alliant Energy's debt-to-capital ratio and net worth at December 31, 2001 were 58 percent and $1.92 billion, respectively.

At December 31, 2001, Alliant Energy had $685 million of long-term debt that will mature prior to December 31, 2006. Depending on market conditions, it is anticipated that a majority of the maturing debt will be refinanced with the issuance of long-term securities.

Refer to Note 8(b) of the "Notes to Consolidated Financial Statements" for additional information on long-term debt, including issuances by Resources and IESU in 2001.

Short-Term Debt - At December 31, 2001, Resources had available $150 million of committed bank lines of credit extending through October 2002 for direct borrowing or to support commercial paper, none of which was outstanding at December 31, 2001. Commitment fees are paid to maintain this facility and there were no conditions restricting the unused credit at December 31, 2001. Currently, Resources anticipates this facility will be renewed upon expiration.

At December 31, 2001, Alliant Energy also had $300 million of committed bank lines of credit extending through October 2002 available for direct borrowing or to support commercial paper, of which $68 million of commercial paper was outstanding. Commitment fees are paid to maintain these lines and there were no conditions restricting the unused lines of credit at December 31, 2001. Alliant Energy anticipates that this facility will be renewed upon expiration. Alliant Energy has agreements with several financial institutions to periodically borrow from uncommitted "as-offered" credit lines in lieu of commercial paper. There are no commitment fees associated with these agreements and there were no borrowings outstanding under these agreements at December 31, 2001.

In addition to funding working capital needs, the availability of short-term financing provides the companies flexibility in the issuance of long-term securities. The level of short-term borrowing fluctuates based on seasonal corporate needs, the timing of long-term financing and capital market conditions. At December 31, 2001, IESU, WP&L and IPC were authorized by the applicable federal or state regulatory agency to issue short-term debt of $150 million, $240 million and $75 million, respectively.

Alliant Energy anticipates that short-term debt will continue to be available at reasonable costs due to current ratings by credit rating services. Refer to Note 8(a) of the "Notes to Consolidated Financial Statements" for additional information on short-term debt, including information on the utility money pool.

Debt Ratings - Access to the long-term and short-term capital and credit markets, and costs of external financing, are dependent on creditworthiness. The debt ratings of Alliant Energy and certain subsidiaries by Moody's and Standard & Poor's were as follows at December 31, 2001:

		Moody's	Standard & Poor's
IESU	Secured long-term debt	A1	A
	Unsecured long-term debt	A2	BBB+
WP&L	Secured long-term debt	Aa2	A+
	Unsecured long-term debt	Aa3	A-
IPC	Secured long-term debt	A1	A
Resources	Commercial paper (a)	P-2	A-2
	Unsecured long-term debt (a)	Baa1	BBB+
Alliant Energy	*Commercial paper (b)*	P-2	A-2

(a) Resources' debt is fully and unconditionally guaranteed by Alliant Energy.

(b) IP&L and WP&L participate in a utility money pool that is funded, as needed, through the issuance of commercial paper by Alliant Energy. Interest expense and other fees are allocated based on borrowing amounts. The PSCW has restricted WP&L from lending money to non-utility affiliates and non-Wisconsin utilities. As a result, WP&L can only borrow money from the utility money pool.

Ratings Triggers - The long-term debt of Alliant Energy and its subsidiaries is not subject to any repayment requirements as a result of credit rating downgrades or so-called "ratings triggers." However, certain lease agreements of Alliant Energy do contain such ratings triggers. The threshold for these triggers varies among the applicable leases. If the payments were accelerated under all the affected leases it would result in accelerated payments of less than $100 million.

Sale of Accounts Receivable - Refer to Note 4 of the "Notes to Consolidated Financial Statements" for information on Alliant Energy's sale of accounts receivable program.

Financial Guarantees and Commitments - At December 31, 2001, Alliant Energy had certain off-balance sheet financial guarantees and commitments outstanding related to Alliant Energy's electricity-trading joint venture and unconsolidated affiliate and third-party financing arrangements. Refer to Note 11(d) of the "Notes to Consolidated Financial Statements" for additional information.

Alliant Energy has various synthetic leases related to the financing of its corporate headquarters, corporate aircraft, certain utility railcars and a utility radio dispatch system. Certain financings involve the use of unconsolidated structured finance or special purpose entities. Alliant Energy believes these financings are not material to its liquidity or capital resources. Alliant Energy also uses several consolidated special purpose entities for its utility sale of accounts receivable program. Alliant Energy does not use special purpose entities for any other purpose. These financings are fully reported in Notes 3 and 4 of the "Notes to Consolidated Financial Statements."

Credit Risk - Credit risk is inherent in Alliant Energy's operations and relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. Alliant Energy maintains credit risk oversight and sets limits and policies with regards to its counterparties, which management believes minimizes its overall credit risk exposure. However, there is no assurance that such policies will protect Alliant Energy against all losses from non-performance by counterparties.

Although Alliant Energy had modest contracts with Enron, their bankruptcy has had an insignificant impact on Alliant Energy's day-to-day operations. In the fourth quarter of 2001, Alliant Energy recorded a pre-tax charge of $5 million related to outstanding contracts with Enron. Alliant Energy has replaced certain Enron contracts by entering into contracts with credit-worthy counterparties where deemed necessary.

Environmental - Alliant Energy's pollution abatement programs are subject to continuing review and are periodically revised due to changes in environmental regulations, construction plans and escalation of construction costs. While management cannot precisely forecast the effect of future environmental regulations on operations, it has taken steps to anticipate the future while also meeting the requirements of current environmental regulations.

Wisconsin facilities are subject to state and federal requirements of the Clean Air Act (CAA), including meeting ambient air quality standards. Based on modeling conducted under the CAA by the Wisconsin DNR, an eastern portion of Wisconsin along Lake Michigan, in which WP&L's Edgewater Generating Station is located, has been designated as non-attainment with respect to the one-hour ozone air quality standard. The Wisconsin DNR has developed a rate-of-progress (ROP) rule to bring the area into attainment with the standard. The rule requires Edgewater Generating Station to meet annual NOx emission reductions beginning in May 2003 and ending in May 2007. Thereafter, the May 2007 ozone emission standard will apply to the facility. The Wisconsin DNR will determine the success of the ROP rule through modeling. To date, the modeling data still indicates the area is non-attainment with the one-hour ozone standard although recent data indicates the air quality is improving. Based on existing technology, Alliant Energy estimates the capital investments required to meet the ROP rule through 2007 will be approximately $15 million.

Alliant Energy is also pursuing voluntary NOx reductions and has developed a unique and cost effective technology to reduce NOx emissions from power generating facilities. The U.S. Department of Energy has awarded Alliant Energy a $2.5 million federal grant for its innovation for leading edge clean coal technologies.

Revisions to the Wisconsin Administrative Code have been proposed that could have a significant impact on WP&L's operation of its Wisconsin generating facilities. The proposed revisions would affect the amount of heat that WP&L's generating stations can discharge into Wisconsin waters. WP&L cannot presently predict the final outcome of the revisions but believes that, as the revisions are currently proposed, capital investments and/or modifications required to meet the proposed discharge limits could be significant.

In 2000, the EPA made a regulatory determination in favor of controlling Hazardous Air Pollutant Emissions (HAPs) (including mercury) from electric utilities, which was challenged by utility industry groups in two lawsuits filed in February 2001. The court has since ruled in favor of the EPA in both cases. The EPA is currently developing regulations that are expected to be in place by 2004, with a compliance deadline of 2007. Although the level of control of mercury and other HAPs from generating plants is uncertain at this time, Alliant Energy believes that capital investments and/or modifications that may be required to control these emissions could be significant.

Also in 2000, the WNRB voted to allow the Wisconsin DNR to proceed with rulemaking to reduce mercury emissions. WP&L and the other Wisconsin Utility Association members have recommended to the WNRB a workable state-level mercury emissions control program that protects reliability and does not disadvantage Wisconsin when federal mercury rules are later developed. The Wisconsin DNR issued the proposed rule in May 2001, which is expected to be modified in late 2002. Alliant Energy cannot presently predict the final outcome of the regulation, but believes that required capital investments and/or modifications to achieve compliance with the regulation could be significant.

In December 2000 and February 2001, the EPA requested certain information relating to the historical operation of WP&L's major coal-fired generating units in Wisconsin. WP&L has responded to both requests and has not yet received a response from the EPA. In some cases involving similar EPA requests from other electric generating facilities, penalties and capital expenditures have resulted. The U.S. Department of Justice is currently conducting a review of this enforcement initiative to assess whether it is consistent with the CAA. In addition, on a broader basis, the EPA is assessing the impact of investments in utility generation capacity, energy efficiency and environmental protection, as well as assessing proposed multi-pollutant legislation. Results of these reviews are expected in mid-2002. Alliant Energy cannot presently predict what impact, if any, these issues may have on its financial condition or results of operations. However, any required remedial action resulting from these matters could be significant.

Refer to Note 11(e) of the "Notes to Consolidated Financial Statements" for further discussion of environmental matters.

Construction and Acquisition Expenditures - Capital expenditures, investments and financing plans are continually reviewed, approved and updated as part of Alliant Energy's ongoing strategic planning and annual budgeting processes. In addition, material capital expenditures and investments are subject to a rigorous cross-functional review prior to approval. Changes in Alliant Energy's anticipated construction and acquisition expenditures may result from a number of reasons including economic conditions, regulatory requirements, ability to obtain adequate and timely rate relief, the level of Alliant Energy's profitability, Alliant Energy's desire to maintain investment-grade credit ratings and reasonable capitalization ratios, variations in sales, changing market conditions and new opportunities. Alliant Energy believes its capital control processes adequately reduce the risks associated with large capital expenditures and investments. Alliant Energy's utility subsidiaries anticipate financing their construction expenditures, including new electric generation facilities, during 2002-2006 through internally generated funds supplemented, when necessary, by outside financing. Funding for Resources' construction and acquisition expenditures over that same period of time is expected to be accomplished with a combination of external financings, sales of assets and internally generated funds. Alliant Energy believes it has a strong financial position that provides it the ability to issue external financings at competitive rates.

Alliant Energy currently anticipates 2002 construction and acquisition expenditures will be approximately $800 million, consisting of $400 million for its utility operations, $170 million for oil and gas investments, $100 million for non-regulated generation investments, $55 million for energy-related international investments and $75 million for other business development initiatives at Resources. During 2003-2006, Alliant Energy currently anticipates construction and acquisition expenditures of approximately $1.9 billion for its utility operations, $960 million for non-regulated generation investments, $260 million for oil and gas investments, $200 million for energy-related international investments and $310 million for other business development initiatives at Resources. These amounts do not include any potential capital expenditures Alliant Energy may make for its Power Iowa domestic generation program given the uncertainty of such investments, including if Alliant Energy would own the generating plants or purchase the power from plants that were owned by an independent entity.

Alliant Energy expects to pursue various potential domestic and international business development opportunities and is devoting resources to such efforts. International investments may carry a higher level of risk than Alliant Energy's traditional domestic utility or non-regulated investments. Such risks could include foreign government actions, economic and currency risks and others. However, Alliant Energy will strive to select investments where risks are both understood and manageable.

Previously, aggregate investments of Alliant Energy in EWGs and FUCOs were limited to 50 percent of Alliant Energy's consolidated retained earnings under PUHCA. In May 2001, Alliant Energy filed an application with the SEC to request, among other things, aggregate investment authority in the amount of $1.75 billion. In October 2001, the SEC issued an order approving an increase in Alliant Energy's aggregate investment authority from 50 percent to 100 percent of consolidated retained earnings and reserved its jurisdiction over the increase to $1.75 billion until further completion of the record, which is subject to the receipt of all required state regulatory certifications (one of the four certifications needed has been received thus far). At December 31, 2001, Alliant Energy's remaining investment authority under the 100 percent of consolidated retained earnings order was approximately $50 million of future EWG and/or FUCO investments in addition to certain commitments already made. If Alliant Energy is unable to attain the increase to $1.75 billion in aggregate investment authority, it could limit its ability to finance additional investments in EWGs and FUCOs with financings that have recourse to the parent company.

Under WUHCA, there is an asset cap provision that limits certain non-utility assets in a utility holding company to 25 percent of utility assets. Under the provisions of the law, assets related to the provision of various energy-related, environmental engineering and telecommunications services are not included in the calculation of either utility or non-utility assets.

Other Matters

Market Risk Sensitive Instruments and Positions - Alliant Energy's primary market risk exposures are associated with interest rates, commodity prices, equity prices and currency exchange rates. Alliant Energy has risk management policies to monitor and assist in controlling these market risks and uses derivative instruments to manage some of the exposures.

Interest Rate Risk - Alliant Energy is exposed to risk resulting from changes in interest rates as a result of its issuance of variable-rate debt and its utility accounts receivable sale program. Alliant Energy manages its interest rate risk by limiting its variable interest rate exposure and by continuously monitoring the effects of market changes on interest rates. Alliant Energy has also historically used interest rate swap and interest rate forward agreements to assist in the management of its interest exposure. In the event of significant interest rate fluctuations, management would take actions to minimize the effect of such changes on Alliant Energy's results of operations and financial condition. Assuming no change in Alliant Energy's consolidated financial structure, if variable interest rates were to average 100 basis points higher (lower) in 2002 than in 2001, interest expense and pre-tax earnings would increase (decrease) by approximately $8.1 million. This amount was determined by considering the impact of a hypothetical 100 basis points increase (decrease) in interest rates on Alliant Energy's consolidated variable-rate debt held and the amount outstanding under its accounts receivable sale program at December 31, 2001.

Commodity Risk - Non-trading - Alliant Energy is exposed to the impact of market fluctuations in the commodity price and transportation costs of electricity, natural gas and oil products it markets. Alliant Energy employs established policies and procedures to manage its risks associated with these market fluctuations including the use of various commodity derivatives. Alliant Energy's exposure to commodity price risks in its utility business is significantly mitigated by the current rate making structures in place for the recovery of its electric fuel and purchased energy costs as well as its cost of natural gas purchased for resale. Refer to Note 1(j) of the "Notes to Consolidated Financial Statements" for further discussion.

WP&L periodically utilizes gas commodity derivative instruments to reduce the impact of price fluctuations on gas purchased and injected into storage during the summer months and withdrawn and sold at current market prices during the winter months. The gas commodity swaps in place approximate the forecasted storage withdrawal plan during this period. Therefore, market price fluctuations that result in an increase or decrease in the value of the physical commodity are substantially offset by changes in the value of the gas commodity swaps. To the extent actual storage withdrawals vary from forecasted withdrawals, WP&L has physical commodity price exposure. A 10 percent increase (decrease) in the price of gas would not have a significant impact on the combined fair market value of the gas in storage and related swap arrangements in place at December 31, 2001.

IP&L also utilizes natural gas commodity derivative instruments to mitigate the risk of rising prices. Since the IUB allows for the prudently incurred costs associated with these instruments and the underlying supply of natural gas to be recovered from ratepayers, IP&L does not have significant natural gas commodity risk exposure.

Whiting is exposed to market risk in the pricing of its oil and gas production. Historically, prices received for oil and gas production have been volatile because of seasonal weather patterns, supply and demand factors, transportation availability and price, and general economic conditions. Worldwide political developments have historically also had an impact on oil prices. Whiting periodically utilizes oil and gas swaps, forward contracts and options to mitigate the impact of oil and gas price fluctuations. Historically, Alliant Energy has hedged approximately 50 percent of its oil and gas volumes. The actual level of hedging utilized is based on management's assessment of the prudency of hedging given current market conditions and other factors and is reviewed on an ongoing basis. Whiting mitigated some of the impact of the decrease in prices in the latter half of 2001 by locking in a portion of its volumes at prices higher than the prevailing market prices. Based on Whiting's estimated oil and gas sales in 2002, and the forward contracts outstanding for such period, a sustained 10 percent increase (decrease) in oil and gas prices would impact Alliant Energy's pre-tax 2002 earnings by approximately $13 million.

Southern Hydro, a foreign affiliate of Alliant Energy accounted for under the equity method of accounting, owns and operates hydroelectric generation facilities in the state of Victoria in Australia. These generation facilities operate as peaking units. Under the rules of the Australian market, Southern Hydro must sell all of its production into a spot market in which the price changes every five minutes and is set on the average of each half hour. Electricity prices in this market can and have been very volatile. In order to manage the electricity commodity price risk associated with anticipated sales into the spot market, Southern Hydro enters into a variety of electricity derivative contracts with terms of up to five years. The value of these derivative instruments can change significantly as a result of changes in forward electricity prices. These instruments do not qualify for hedge accounting under SFAS 133. Accordingly, per accounting principles generally accepted in the U.S., changes in the fair value of these derivatives, which are non-cash valuation adjustments, must be reported in Southern Hydro's earnings. Alliant Energy believes Southern Hydro's ownership of the physical generating facilities that are not marked-to-market, combined with the electricity derivative contracts, act as an economic hedge to volatile electricity prices, such that Southern Hydro's net economic exposure to volatile electricity prices over the next five years is managed within reasonable limits. Southern Hydro manages market risks inherent in its business through established derivative trading and risk management policies and tools. The principal tool utilized in managing the risks associated with volatile prices is a five-day Earnings-at-Risk (EAR) model which calculates EAR to a 95 percent confidence level. At December 31, 2001, the estimated EAR for Southern Hydro for expected earnings in 2002 was approximately $1 million.

Commodity Risk - Trading - Alliant Energy is exposed to market risks through its electricity-trading business, which is primarily conducted through Alliant Energy's 50/50 joint venture with Cargill. The joint venture's trading activities principally consist of marketing and trading over-the-counter forward contracts for the purchase and sale of electricity. The majority of the forward contracts represent commitments to purchase or sell electricity at fixed prices in the future and require settlement by physical delivery of electricity or are netted out in accordance with industry trading standards. The market prices used to determine fair values reflect the joint venture's best estimate considering various factors, including closing exchanges and over-the-counter quotations, time value, volatility and credit risk factors. The joint venture manages the market risks inherent in its trading activities through established trading and risk management policies and tools. The principal tool utilized is a one-day variance/covariance Value-at-Risk (VAR) model with assessment adjustments made based on weather, transmission availability, generation outages and other factors. The estimated one-day market VAR for the joint venture at December 31, 2001 was $0.6 million, which was calculated with a 99 percent confidence level. The low, average and high VAR in 2001 were $0.2 million, $0.7 million and $1.7 million, respectively.

Alliant Energy does have a gas marketing business that engages in gas trading activities. However, Alliant Energy does not deem such activities to be material.

Equity Price Risk - IP&L and WP&L maintain trust funds to fund their anticipated nuclear decommissioning costs. At December 31, 2001 and 2000, these funds were invested primarily in domestic equity and debt instruments. Fluctuations in equity prices or interest rates will not affect Alliant Energy's consolidated results of operations as such fluctuations are recorded in equally offsetting amounts of investment income and depreciation (WP&L) or interest (IP&L) expense when they are realized. In February 2001, WP&L entered into a four-year hedge on equity assets in its nuclear decommissioning trust fund. Refer to Note 10(c) of the "Notes to Consolidated Financial Statements" for further discussion.

At December 31, 2001 and 2000, Alliant Energy had an investment in the stock of McLeod, a publicly traded telecommunications company, valued at $21 million and $791 million, respectively. In addition to the equity risk associated with the investment in McLeod, Alliant Energy also has equity risk related to the option liability embedded within Resources' exchangeable senior notes. Refer to Note 10(a) of the "Notes to Consolidated Financial Statements" for further discussion. A 10 percent increase (decrease) in the quoted market price at December 31, 2001 would not have a significant impact on net income as any resulting increase (decrease) in the value of the option would be substantially offset by a corresponding increase (decrease) in the value of the McLeod shares classified as trading (valued at $6 million at December 31, 2001). At December 31, 2001, the McLeod available-for-sale securities were valued at $15 million. A 10 percent increase (decrease) in the quoted market price at December 31, 2001 would have increased (decreased) the value of the investment of the available-for-sale securities by $1.5 million.

At December 31, 2001 and 2000, Alliant Energy had various other investments, accounted for under the cost method of accounting, which were valued at $24 million and $52 million, respectively. Refer to Note 9 of the "Notes to Consolidated Financial Statements" for additional information. A 10 percent increase (decrease) in the quoted market prices at December 31 would have increased (decreased) the value of these investments at December 31, 2001 by approximately $2.4 million.

Currency Risk - Alliant Energy has investments in various countries where the net investments are not hedged, including Australia, Brazil, China and New Zealand. As a result, these investments are subject to currency exchange risk with fluctuations in currency exchange rates. At December 31, 2001, Alliant Energy had a cumulative foreign currency translation loss of $127 million - related to decreases in value of the Brazil real of $88 million, New Zealand dollar of $28 million and Australian dollar of $11 million in relation to the U.S. dollar - recorded in "Accumulated other comprehensive income (loss)" on its Consolidated Balance Sheets. The cumulative foreign currency translation loss at December 31, 2000 was $60 million. Based on Alliant Energy's investments at December 31, 2001, a 10 percent sustained increase (decrease) over the next 12 months in the foreign exchange rates of Australia, Brazil, China and New Zealand would increase (decrease) the cumulative foreign currency translation loss by $50 million. Alliant Energy's equity income from its foreign investments is also impacted by fluctuations in currency exchange rates.

Refer to Notes 1(n) and 10 of the "Notes to Consolidated Financial Statements" for further discussion of Alliant Energy's derivative financial instruments.

Accounting Pronouncements - In July 2001, the FASB issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that all business combinations be accounted for using the purchase method. Use of the pooling-of-interests method is no longer allowed. The provisions of SFAS 141 were effective for all business combinations initiated after June 30, 2001. SFAS 142 addresses the method of accounting for acquired goodwill and other intangible assets upon, and subsequent to, the date of the acquisition. Among other provisions, SFAS 142 eliminates the amortization of goodwill and replaces it with periodic assessments of the realization of the recorded goodwill and other intangible assets. Alliant Energy's adoption of SFAS 142 will result in the elimination of approximately $4 million of after-tax goodwill amortization in 2002 that was incurred in 2001. Alliant Energy did not incur goodwill or other intangible assets impairment charges upon its adoption of SFAS 142.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Alliant Energy must adopt SFAS 143 no later than January 1, 2003. With regards to the decommissioning of DAEC and Kewaunee, SFAS 143 will require IP&L and WP&L, respectively, to record at fair value the decommissioning liability and a corresponding asset, which will then be depreciated over the remaining expected service lives of the plants' generating units. Currently, decommissioning amounts collected in rates and the investment earnings are reported in accumulated depreciation. Alliant Energy has not yet determined what other assets may have associated retirement costs as defined by SFAS 143. Alliant Energy does not anticipate SFAS 143 will have a material impact on its financial condition or results of operations.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Alliant Energy adopted SFAS 144 on January 1, 2002. Alliant Energy expects that the implementation of SFAS 144 will not have a material impact on its financial condition or results of operations.

Critical Accounting Policies - Alliant Energy believes the policies identified below are critical to Alliant Energy's business and the understanding of its results of operations. The impact and any associated risks related to these policies on Alliant Energy's business are discussed throughout MD&A where applicable. Refer to Note 1 of the "Notes to Consolidated Financial Statements" for detailed discussion on the application of these and other accounting policies. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect: a) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and b) the reported amounts of revenues and expenses during the reporting period. Alliant Energy evaluates its estimates on an ongoing basis and bases them on a combination of historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Alliant Energy's critical accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements are as follows:

Regulatory Assets and Liabilities - SFAS 71, "Accounting for the Effects of Certain Types of Regulation," requires rate-regulated public utilities to record certain costs and credits allowed in the rate making process in different periods than for non-regulated entities. These costs and credits are deferred as regulatory assets or accrued as regulatory liabilities and are recognized in the Consolidated Statements of Income at the time they are reflected in rates. Alliant Energy's utility subsidiaries recognize regulatory assets and liabilities in accordance with rulings of their federal and state regulators and future regulatory rulings may impact the carrying value and accounting treatment of Alliant Energy's regulatory assets and liabilities. Alliant Energy evaluates and revises the accounting for its regulatory assets and liabilities on an ongoing basis, and as new regulatory orders are issued, to properly account for its activities under SFAS 71.

Derivative Financial Instruments - Alliant Energy uses derivative financial instruments to hedge exposures to fluctuations in interest rates, certain commodity prices, volatility in a portion of natural gas sales volumes due to weather and to mitigate the equity price volatility associated with certain investments in equity securities. Alliant Energy does not use such instruments for speculative purposes. To account for these derivative instruments in accordance with the applicable accounting rules, Alliant Energy must determine the fair value of its derivatives. If an established, quoted market exists for the underlying commodity of the derivative instrument, Alliant Energy uses the quoted market price to value the derivative instrument. For other derivatives, Alliant Energy estimates the value based upon other quoted prices or acceptable valuation methods. Alliant Energy also reviews the nature of its contracts for the purchase and sale of non-financial assets to assess whether the contracts meet the definition of a derivative and the requirements to follow hedge accounting as allowed by the applicable accounting rules. The determination of derivative status and valuations involves considerable judgment. Alliant Energy reviews the accounting for and subsequent valuation of its derivative instruments on an ongoing basis.

Unbilled Revenues - Alliant Energy accrues revenues for utility services rendered but unbilled at month-end. The monthly accrual process includes the development of various significant estimates, including the amount of natural gas and electricity used by each customer class and the associated revenues generated. Significant fluctuations in energy demand for the unbilled period or changes in the composition of Alliant Energy's customer classes could impact the accuracy of the unbilled revenues estimate. Alliant Energy updates the calculation each month and performs a detailed review of the estimate each quarter.

Valuation of Assets - Alliant Energy's balance sheet has significant long-lived assets which are not subject to recovery under SFAS 71. As a result, Alliant Energy must generate future cash flows from such assets in a non-regulated environment to ensure the carrying value is not impaired. Many of these assets are the result of capital investments which have been made in recent years and have not yet reached a mature life cycle. Alliant Energy assesses the carrying amount and potential impairment of these long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors Alliant Energy considers in determining if an impairment review is necessary include a significant underperformance of the assets relative to historical or projected future operating results, a significant change in Alliant Energy's use of the acquired assets or business strategy related to such assets and significant negative industry or economic trends. When Alliant Energy determines an impairment review is necessary, a comparison is made between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset is the larger of the two balances, an impairment loss is recognized by the amount the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by the use of quoted market prices, appraisals or the use of valuation techniques such as expected discounted future cash flows. Alliant Energy must make assumptions regarding these estimated future cash flows and other factors to determine the fair value of the respective assets.

Alliant Energy's balance sheet includes investments in several available-for-sale securities accounted for in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Alliant Energy monitors any unrealized losses from such investments to determine if the loss is considered to be a temporary or permanent decline. The determination as to whether the investment is temporarily versus permanently impaired requires considerable judgment. When the investment is considered permanently impaired, the previously recorded unrealized loss would be recorded directly to the income statement as a realized loss.

As a result of the adoption of SFAS 142 on January 1, 2002, Alliant Energy will be required to perform annual assessments of its goodwill for impairment by applying fair-value-based tests. Alliant Energy will be required to make various assumptions regarding these tests.

Environmental Contingencies - Alliant Energy has recorded various environmental liabilities as noted in Note 11(e) of the "Notes to Consolidated Financial Statements." Such environmental liabilities are estimated based upon historical experience and periodic analyses of its various environmental remediation sites. Such analyses estimate the environmental liability based on the best current estimate of the remaining amount to be incurred for investigation, remediation and monitoring costs for those sites where the investigation process has been or is substantially completed and the minimum of the estimated cost range for those sites where the investigation is in its earlier stages. It is possible that future cost estimates will be greater than current estimates as the investigation process proceeds, additional facts become known, or additional sites are identified and the liabilities are updated once such information becomes available. For Alliant Energy's utility subsidiaries, changes in cost estimates may be offset through rate recovery.

Other Future Considerations - In addition to items discussed earlier in MD&A, the following items could impact Alliant Energy's future financial condition or results of operations:

The initial five-year term of Alliant Energy's electricity-trading joint venture with Cargill expires in October 2002. On February 28, 2002, Alliant Energy received a notice from Cargill pursuant to the terms of the joint venture agreement that will result in the parties attempting to renegotiate the terms of the agreement. If such negotiations are unsuccessful, discussions regarding the sale of their share of the joint venture by one party to the other or the termination of the joint venture would commence. Alliant Energy would not expect to incur a material charge against earnings should the venture be terminated. At this time, Alliant Energy cannot predict the outcome of these discussions or the future of the venture. Refer to "Results of Operations - Interest Expense and Other" for details of the pre-tax earnings Alliant Energy realized from the joint venture in 2001, 2000 and 1999.

Alliant Energy's pension and other postretirement benefit expenses for 2002 are expected to be approximately $21 million higher than in 2001, primarily due to unfavorable asset returns, a reduction in the discount rate used to value plan benefits and expected increases in retiree medical costs. The utility portion of these cost increases will be addressed in rate filings in Wisconsin, Iowa and with FERC in 2002.

While the value of Alliant Energy's investment in McLeod decreased significantly in 2001, the McLeod stock traded above Alliant Energy's basis in its investment in available-for-sale McLeod securities as late as the last week of November 2001. McLeod announced in the first quarter of 2002 that it had filed a pre-negotiated plan of reorganization through a Chapter 11 bankruptcy petition. The trading of McLeod's common stock has subsequently been suspended by Nasdaq. Alliant Energy will be reviewing for the possible impairment of its investment in McLeod in the first quarter of 2002. Alliant Energy's basis in its available-for-sale McLeod securities is $28.4 million. Refer to Note 9 of the "Notes to Consolidated Financial Statements" for discussion of how Alliant Energy accounts for its investment in McLeod.

At December 31, 2001, the carrying amount of the debt component of Resources' exchangeable senior notes was $56.1 million, consisting of the par value of $402.5 million, less unamortized debt discount of $346.4 million. The terms of the exchangeable senior notes require Resources to pay interest on the par value of the notes at 7.25% from February 2000 to February 2003, and at 2.5% thereafter until maturity in February 2030. As explained in Note 10(a) of the "Notes to Consolidated Financial Statements," Resources accounted for the net proceeds from the issuance of the notes as two separate components, a debt component and an embedded derivative component. In accordance with SFAS 133, Alliant Energy determined the initial carrying value of the debt component by subtracting the fair value of the derivative component from the net proceeds realized from the issuance of the exchangeable senior notes. This resulted in a very low initial carrying amount of the debt component which results in the recording of interest expense at an effective rate of 26.8% of the carrying amount of the debt component. For 2001, interest expense on the notes was $16.9 million. Interest payments in excess of interest expense are recorded as a reduction of the carrying amount of the debt component. As a result of the higher interest payments for the first three years, the carrying amount of the debt component will decline until it reaches $37.8 million in February 2003, and will then gradually increase over the next 27 years to the ultimate repayment amount of $402.5 million in 2030. Interest expense on the debt component of the notes will be $13.2 million, $10.2 million and $10.2 million in 2002, 2003 and 2004, respectively. The repayment terms of the exchangeable senior notes are not affected by the recent bankruptcy filing of McLeod. If the existing McLeod shares should be cancelled upon emergence from bankruptcy, the notes would remain outstanding until maturity.

At December 31, 2001 and 2000, Resources had a loan receivable (including accrued interest income) from a Mexican development company of $41 million and $18 million, respectively. Under provisions of the loan, Resources has agreed to lend up to $65 million to support the development of a resort community near the Baja peninsula in Mexico. The loan accrues interest at 8.75% and is secured by the undeveloped land of the resort community. Repayment of the loan principal and interest will be based on a portion of the proceeds received from the sales of real estate in the resort community and therefore is dependent on the successful development of the project and the ability to sell real estate. Alliant Energy may also realize royalty income on the real estate sales once the loan is repaid.

In October 2001, Alliant Energy announced an agreement with Panda Energy International, Inc. (Panda Energy), to jointly develop and operate a 1,100 MW natural gas combined-cycle power plant in western Michigan. Construction of the facility is currently delayed due to construction costs and project timing, but development activities for the facility continue. Alliant Energy will only execute the Panda Energy and other non-regulated generation projects if management believes Alliant Energy's required returns on the projects can be achieved. The generation market has experienced dramatic volatility recently and Alliant Energy believes it will be better positioned by being diligent and patient in waiting for the right opportunities to build its portfolio of non-regulated generation projects. Alliant Energy has made payments of $54 million for turbines and related equipment at December 31, 2001 which are included in Non-regulated and other property, plant and equipment on the Consolidated Balance Sheets. Alliant Energy has also entered into commitments for an additional $178 million and expects to use such turbines and related equipment for the Panda Energy and/or other generation projects. Alliant Energy has also incurred approximately $7 million of development costs related to the Panda Energy project and the majority of such costs would have to be written off should the project ultimately be canceled.

Alliant Energy has a $10 million investment in Enermetrix, Inc., an energy technology start-up enterprise, that is accounted for under the cost method. The Board of Directors of Enermetrix, Inc. has been undergoing discussions during 2002 as to the strategic options for the future of the business, including certain business combinations, various company restructurings, continuing the business as-is or liquidating the company. Alliant Energy is currently unable to predict the outcome of such discussions but it will be performing an impairment review of this investment in the first quarter of 2002. As a result, Alliant Energy could incur a charge as soon as the first quarter of 2002 based on the outcome of the Enermetrix, Inc. Board decisions or the impairment review.

Alliant Energy has a $10 million investment in Capstone Turbine Corporation (Capstone), a publicly-traded microturbine producer, that is accounted for under the cost method. The common stock of Capstone has traded below Alliant Energy's cost basis of $6.67 per share since late September 2001. As a result, Alliant Energy could incur a charge as soon as the first quarter of 2002 for an other-than-temporary decline in the value of its Capstone investment.

The carrying values of Alliant Energy's oil and gas properties can be particularly sensitive to pricing changes in the near term. Such carrying values are also impacted by, among other things, production rates, production costs and acquisitions and sales of properties. Based on recent gas prices, Alliant Energy could incur impairment charges on its gas properties as soon as the first quarter of 2002.

WP&L has provided energy conservation services to its customers for many years through a program called Shared Savings. WP&L earns incentives that are recoverable in rates for assisting customers that make building or equipment improvements to reduce energy usage. As a result of legislative changes, this program may be reduced or eliminated in Wisconsin effective January 1, 2003. Alliant Energy is aggressively pursuing both regulatory and legislative changes to retain some or all of the net income from this program in Wisconsin. If such efforts are unsuccessful, Alliant Energy would experience a reduction in net income in 2003 of approximately $0.10 per share compared to income realized in 2001. Alliant Energy is also pursuing the development of additional demand-side management related programs within Alliant Energy's service territory to replace or increase this net income.

Alliant Energy realized $6.6 million of tax credits from its oil and gas business in 2001. Based on current tax legislation, such credits will no longer be available effective January 1, 2003.

Report on the Financial Information

Alliant Energy Corporation management is responsible for the information and representations contained in the financial statements and in other sections of this Annual Report. The consolidated financial statements that follow have been prepared in accordance with accounting principles generally accepted in the United States. In addition to selecting appropriate accounting principles, management is responsible for the manner of presentation and for the reliability of the financial information. In fulfilling that responsibility, it is necessary for management to make estimates based on currently available information and judgments of current conditions and circumstances.

Through a well-developed system of internal controls, management seeks to ensure the integrity and objectivity of the financial information presented in this report. This system of internal controls is designed to provide reasonable assurance that the assets of the company are safeguarded and that the transactions are executed according to management's authorizations and are recorded in accordance with the appropriate accounting principles.

The Board of Directors participates in the financial information reporting process through its Audit Committee.

Erroll B. Davis, Jr.

Chairman, President and Chief Executive Officer

Thomas M. Walker

Executive Vice President and Chief Financial Officer

John E. Kratchmer

Corporate Controller and Chief Accounting Officer

January 25, 2002

Report of Independent Public Accountants

To the Shareowners of Alliant Energy Corporation:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Alliant Energy Corporation (a Wisconsin Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in common equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Energy Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin

January 25, 2002

Consolidated Financial Statements

Consolidated Statements of Income

	Year Ended December 31, 2001	2000	1999
	(in thousands, except per share amounts)		
Operating revenues:			
Electric utility	**$1,756,556**	$1,648,036	$1,548,938
Gas utility	**487,877**	414,948	314,319
Non-regulated and other	**532,907**	342,000	264,716
	2,777,340	2,404,984	2,127,973
Operating expenses:			
Electric and steam production fuels	**310,689**	288,621	262,305
Purchased power	**403,166**	294,818	255,446
Cost of utility gas sold	**360,911**	278,734	180,519
Other operation and maintenance	**887,733**	734,675	669,111
Depreciation and amortization	**334,149**	322,334	279,088
Taxes other than income taxes	**110,668**	104,746	104,969
	2,407,316	2,023,928	1,751,438
Operating income	**370,024**	381,056	376,535
Interest expense and other:			
Interest expense	**190,472**	173,614	136,229
Equity income from unconsolidated investments	**(35,882)**	(19,138)	(3,008)
Allowance for funds used during construction	**(11,144)**	(8,761)	(7,292)
Preferred dividend requirements of subsidiaries	**6,720**	6,713	6,706
Gain on reclassification of investments	—	(321,349)	—
Gains on sales of McLeodUSA Inc. stock	—	(23,773)	(40,272)
Miscellaneous, net	**(25,212)**	(47,020)	(32,895)
	124,954	(239,714)	59,468
Income before income taxes	**245,070**	620,770	317,067
Income taxes	**59,840**	238,816	120,486
Income before cumulative effect of a change in accounting principle, net of tax	**185,230**	381,954	196,581
Cumulative effect of a change in accounting principle, net of tax	**(12,868)**	16,708	—
Net income	**$172,362**	$398,662	$196,581
Average number of common shares outstanding - basic	**80,498**	79,003	78,352
Earnings per average common share - basic:			
Income before cumulative effect of a change in accounting principle	**$2.30**	$4.84	$2.51
Cumulative effect of a change in accounting principle	**(0.16)**	0.21	—
Net income	**$2.14**	$5.05	$2.51
Average number of common shares outstanding - diluted	**80,636**	79,193	78,395
Earnings per average common share - diluted:			
Income before cumulative effect of a change in accounting principle	**$2.30**	$4.82	$2.51
Cumulative effect of a change in accounting principle	**(0.16)**	0.21	—
Net income	**$2.14**	$5.03	$2.51
Dividends declared per common share	**$2.00**	$2.00	$2.00

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

ASSETS	December 31, 2001	2000
	(in thousands)	
Property, plant and equipment:		
Utility:		
Electric plant in service	**$5,123,781**	$5,203,069
Gas plant in service	**597,494**	574,390
Other plant in service	**517,938**	474,116
Accumulated depreciation	**(3,374,867)**	(3,296,546)
Net plant	**2,864,346**	2,955,029
Construction work in progress	**111,069**	130,856
Nuclear fuel, net of amortization	**54,811**	61,935
Other, net	**7,383**	6,834
Total utility	**3,037,609**	3,154,654
Non-regulated and other:		
Investments:		
Whiting (oil and gas)	**396,860**	353,372
Affordable housing, transportation and other	**253,121**	255,953
International	**169,522**	52,627
Integrated Services	**104,740**	100,692
Non-regulated generation, Corporate Services and other	**116,229**	8,646
Accumulated depreciation, depletion and amortization	**(215,284)**	(206,637)
Total non-regulated	**825,188**	564,653
	3,862,797	3,719,307
Current assets:		
Cash and temporary cash investments	**86,618**	148,415
Restricted cash	**43,726**	3,512
Accounts receivable:		
Customer, less allowance for doubtful accounts of $8,598 and $3,762, respectively	**66,192**	122,895
Unbilled utility revenues	**71,388**	124,515
Other, less allowance for doubtful accounts of $319 and $484, respectively	**73,855**	45,829
Notes receivable, less allowance for doubtful accounts of $386 and $484, respectively	**13,650**	9,968
Production fuel, at average cost	**54,707**	46,627
Materials and supplies, at average cost	**54,401**	55,930
Gas stored underground, at average cost	**57,114**	41,359
Other	**105,191**	111,931
	626,842	710,981
Investments:		
Investments in unconsolidated foreign entities	**572,555**	507,655
Nuclear decommissioning trust funds	**332,953**	307,940
Investment in available-for-sale securities of McLeodUSA Inc.	**14,954**	569,951
Investment in trading securities of McLeodUSA Inc.	**5,785**	220,912
Other	**228,274**	132,203
	1,154,521	1,738,661
Other assets:		
Regulatory assets	**241,973**	270,779
Deferred charges and other	**361,549**	294,038
	603,522	564,817
Total assets	**$6,247,682**	$6,733,766

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets (continued)

CAPITALIZATION AND LIABILITIES	December 31, 2001	2000
	(in thousands)	
Capitalization (See Consolidated Statements of Capitalization):		
Common stock	**$897**	$790
Additional paid-in capital	**1,239,793**	947,504
Retained earnings	**832,293**	818,162
Accumulated other comprehensive income (loss)	**(152,434)**	271,867
Shares in deferred compensation trust	**(2,208)**	(851)
Total common equity	**1,918,341**	2,037,472
Cumulative preferred stock of subsidiaries, net	**113,953**	113,790
Long-term debt (excluding current portion)	**2,457,941**	1,910,116
	4,490,235	4,061,378
Current liabilities:		
Current maturities and sinking funds	**10,506**	92,477
Variable rate demand bonds	**55,100**	55,100
Commercial paper	**68,389**	283,885
Notes payable	**15**	50,067
Other short-term borrowings	**84,318**	110,783
Accounts payable	**245,480**	296,959
Accrued taxes	**90,413**	87,484
Other	**185,516**	177,580
	739,737	1,154,335
Other long-term liabilities and deferred credits:		
Accumulated deferred income taxes	**632,472**	931,675
Accumulated deferred investment tax credits	**59,398**	67,364
Pension and other benefit obligations	**96,496**	65,399
Environmental liabilities	**49,144**	64,532
Derivative liability	**358**	181,925
Other	**136,464**	183,817
	974,332	1,494,712
Minority interest	**43,378**	23,341
Commitments and contingencies (Note 11)		
Total capitalization and liabilities	**$6,247,682**	$6,733,766

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Cash flows from operating activities:			
Net income	**$172,362**	$398,662	$196,581
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**334,149**	322,334	279,088
Amortization of nuclear fuel	**17,256**	18,933	17,494
Amortization of deferred energy efficiency expenditures	**17,032**	25,609	25,435
Deferred tax expense (benefits) and investment tax (credits)	**(3,606)**	115,045	(16,258)
Gains on dispositions of assets, net	**(16,119)**	(43,148)	(61,667)
Equity income from unconsolidated investments, net	**(35,882)**	(19,138)	(3,008)
Distributions from equity method investments	**18,021**	8,032	2,828
Non-cash valuation charges from exchangeable senior notes and McLeodUSA Inc. trading securities	**33,561**	707	—
Cumulative effect of a change in accounting principle, net of tax	**12,868**	(16,708)	—
Gain on reclassification of investments	—	(321,349)	—
Other	**(9,539)**	(1,821)	2,036
Other changes in assets and liabilities:			
Accounts receivable	**81,804**	(147,812)	(16,407)
Income tax refunds receivable	**(11,735)**	(3,128)	215
Gas stored underground	**(15,755)**	(18,208)	2,862
Accounts payable	**(56,848)**	105,810	(13,148)
Manufactured gas plants insurance refunds	**(21,541)**	—	—
Benefit obligations and other	**(35,740)**	16,061	9,906
Net cash flows from operating activities	**480,288**	439,881	425,957
Cash flows from financing activities:			
Common stock dividends declared	**(158,231)**	(157,964)	(156,489)
Proceeds from issuance of common stock	**288,553**	1,069	36,491
Net change in Resources' credit facility	**63,110**	181,652	(113,657)
Proceeds from issuance of exchangeable senior notes	—	402,500	—
Proceeds from issuance of other long-term debt	**519,543**	121,525	281,299
Reductions in other long-term debt	**(147,261)**	(64,837)	(95,520)
Net change in other short-term borrowings	**(332,037)**	156,990	169,587
Other	**(32,449)**	(31,244)	(18,618)
Net cash flows from financing activities	**201,228**	609,691	103,093
Cash flows used for investing activities:			
Construction and acquisition expenditures:			
Regulated domestic utilities	**(340,789)**	(304,656)	(285,668)
Non-regulated businesses and other	**(477,574)**	(761,808)	(192,905)
Nuclear decommissioning trust funds	**(22,100)**	(22,100)	(22,100)
Proceeds from formation of ATC and other asset dispositions	**127,810**	111,509	93,443
Other	**(30,660)**	(37,771)	(39,978)
Net cash flows used for investing activities	**(743,313)**	(1,014,826)	(447,208)
Net increase (decrease) in cash and temporary cash investments	**(61,797)**	34,746	81,842
Cash and temporary cash investments at beginning of period	**148,415**	113,669	31,827
Cash and temporary cash investments at end of period	**$86,618**	$148,415	$113,669
Supplemental cash flow information:			
Cash paid during the period for:			
Interest	**$186,706**	$163,728	$130,214
Income taxes	**$67,564**	$116,895	$141,150
Noncash investing and financing activities:			
Capital lease obligations incurred and other	**$19,967**	$20,419	$25,040

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Capitalization

	December 31,	
	2001	2000
	(in thousands, except share amounts)	
Common equity:		
Common stock - $0.01 par value - authorized 200,000,000 shares; outstanding 89,682,334 and 79,010,114 shares, respectively	**$897**	$790
Additional paid-in capital	**1,239,793**	947,504
Retained earnings	**832,293**	818,162
Accumulated other comprehensive income (loss)	**(152,434)**	271,867
Shares in deferred compensation trust - 71,958 and 28,825 shares at an average cost of $30.68 and $29.52 per share, respectively	**(2,208)**	(851)
Total common equity	**1,918,341**	2,037,472
Cumulative preferred stock of subsidiaries, net (Note 7(b))	**113,953**	113,790
Long-term debt:		
First Mortgage Bonds:		
8-5/8% to 9-1/8%, retired in 2001	**—**	81,000
9.3%, retired in 2001	**—**	27,000
7.75%, due 2004	**62,000**	62,000
1.9% variable rate at December 31, 2001 to 7.6%, due 2005	**88,000**	88,000
7-1/4% to 8%, due 2007, partially retired in 2001	**52,450**	55,000
1.7% variable rate at December 31, 2001, due 2014	**8,500**	8,500
1.85% to 1.9% variable rate at December 31, 2001, due 2015	**30,600**	30,600
8-5/8%, due 2021, partially retired in 2001	**20,000**	25,000
7-5/8%, due 2023	**94,000**	94,000
8.6%, due 2027, partially retired in 2001	**70,000**	90,000
	425,550	561,100
Collateral Trust Bonds:		
7.25%, due 2006	**60,000**	60,000
6-7/8%, due 2007	**55,000**	55,000
6%, due 2008	**50,000**	50,000
5.5% to 7%, due 2023	**69,400**	69,400
	234,400	234,400
Pollution Control Revenue Bonds:		
1.8% variable rate at December 31, 2001 to 6.35%, due 2002 to 2023	**51,490**	52,050
Other long-term debt:		
Senior notes, 7% to 8.59%, due 2004 to 2011	**574,000**	274,000
Exchangeable senior notes, 7.25% through February 2003, 2.5% thereafter, due 2030	**402,500**	402,500
Credit facility, 3% to 3.45% at December 31, 2001	**383,610**	320,500
Senior debentures, 6-5/8% to 6-3/4%, due 2009 to 2011	**335,000**	135,000
Debentures, 5.7% to 7-5/8%, due 2007 to 2010	**265,000**	265,000
Subordinated deferrable interest debentures, 7-7/8%, due 2025	**50,000**	50,000
Multifamily housing revenue bonds, 1.8% variable rate at December 31, 2001 to 7.55%, due 2002 to 2036	**38,916**	33,366
Other, 0% to 10.75%, due 2002 to 2045	**116,814**	71,793
	2,877,280	2,399,709
Less:		
Current maturities	**(10,506)**	(92,477)
Variable rate demand bonds	**(55,100)**	(55,100)
Unamortized debt discount, net	**(353,733)**	(342,016)
Total long-term debt (excluding current portion)	**2,457,941**	1,910,116
Total capitalization	**$4,490,235**	$4,061,378

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Common Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares in Deferred Compensation Trust	Total Common Equity
				(in thousands)		
1999:						
Beginning balance (a)	$776	$905,130	$537,372	$163,017	$ —	$1,606,295
Net income			196,581			196,581
Unrealized holding gains arising during period, net of tax of $351,314				499,668		499,668
Less: reclassification adjustment for gains included in net income, net of tax of $14,986				25,286		25,286
Net unrealized gains on securities				474,382		474,382
Foreign currency translation adjustments				(2,496)		(2,496)
Total comprehensive income						668,467
Common stock dividends			(156,489)			(156,489)
Common stock issued	14	37,278				37,292
Ending balance	790	942,408	577,464	634,903	—	2,155,565
2000:						
Net income			398,662			398,662
Unrealized holding losses arising during period, net of tax of ($77,853)				(105,292)		(105,292)
Less: adjustment for gain on reclassification of investments included in net income, net of tax of $134,053				187,296		187,296
Less: reclassification adjustment for other gains included in net income, net of tax of $8,426				16,370		16,370
Net unrealized losses on securities				(308,958)		(308,958)
Foreign currency translation adjustments				(50,400)		(50,400)
Unrealized holding losses arising during period due to cumulative effect of a change in accounting principle, net of tax of ($4,693)				(6,582)		(6,582)
Other unrealized holding losses arising during period, net of tax of ($2,560)				(3,427)		(3,427)
Less: reclassification adjustment for losses included in net income, net of tax of ($4,502)				(6,331)		(6,331)
Net unrealized losses on qualifying derivatives				(3,678)		(3,678)
Total comprehensive income						35,626
Common stock dividends			(157,964)			(157,964)
Common stock issued		5,096			(851)	4,245
Ending balance	790	947,504	818,162	271,867	(851)	2,037,472
2001:						
Net income			**172,362**			**172,362**
Unrealized holding losses arising during period, net of tax of ($240,579)				**(343,285)**		**(343,285)**
Less: reclassification adjustment for gains included in net income, net of tax of $ —				**259**		**259**
Net unrealized losses on securities				**(343,544)**		**(343,544)**
Foreign currency translation adjustments				**(66,830)**		**(66,830)**
Minimum pension liability adjustments, net of tax of ($11,022)				**(16,378)**		**(16,378)**
Unrealized holding losses arising during period, net of tax of ($1,569)				**(1,003)**		**(1,003)**
Less: reclassification adjustment for losses included in net income, net of tax of ($2,078)				**(3,454)**		**(3,454)**
Net unrealized gains on qualifying derivatives				**2,451**		**2,451**
Total comprehensive loss						**(251,939)**
Common stock dividends			**(158,231)**			**(158,231)**
Common stock issued	**107**	**292,289**			**(1,357)**	**291,039**
Ending balance	**$897**	**$1,239,793**	**$832,293**	**($152,434)**	**($2,208)**	**$1,918,341**

(a) Accumulated other comprehensive income (loss) at December 31, 1998 consisted of $170,099 of net unrealized gains on securities and ($7,082) of foreign currency translation adjustments.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General - The consolidated financial statements include the accounts of Alliant Energy and its consolidated subsidiaries. Alliant Energy is an investor-owned public utility holding company, whose primary subsidiaries are IP&L, WP&L, Resources and Corporate Services. On January 1, 2002, IPC merged with and into IESU and IESU changed its name to IP&L. IP&L and WP&L are utility subsidiaries that are engaged principally in the generation, transmission, distribution and sale of electric energy; the purchase, distribution, transportation and sale of natural gas; and steam and water services in Iowa, Wisconsin, Minnesota and Illinois. Resources (through its numerous direct and indirect subsidiaries) is comprised of various business units: International, Integrated Services, Investments, Non-regulated Generation and Trading, Mass Marketing and Energy Technologies. International holds interests in global partnerships to develop energy generation, delivery and infrastructure in growing international markets, including Australia, Brazil, China and New Zealand. Integrated Services provides a wide range of energy and environmental services for commercial, industrial, institutional, educational and governmental customers. Investments includes ownership of an oil and gas production company, transportation companies, affordable-housing properties and various other investments. Non-regulated Generation and Trading plans to acquire and construct a portfolio of domestic non-regulated generation assets and holds Alliant Energy's electricity-trading joint venture with Cargill. Mass Marketing focuses on developing and marketing energy-related products and services. Energy Technologies holds investments in emerging energy technology companies. Corporate Services is the subsidiary formed to provide administrative services to Alliant Energy and its subsidiaries as required under PUHCA.

The consolidated financial statements reflect investments in controlled subsidiaries on a consolidated basis. All significant intercompany balances and transactions, other than certain energy-related transactions affecting the utility subsidiaries, have been eliminated from the consolidated financial statements. Such energy-related transactions are made at prices that approximate market value and the associated costs are recoverable from customers through the rate making process. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S., which give recognition to the rate making and accounting practices of FERC and state commissions having regulatory jurisdiction. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect: a) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and b) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior period amounts have been reclassified on a basis consistent with the current year presentation.

Unconsolidated investments for which Alliant Energy has at least a 20 percent non-controlling voting interest are generally accounted for under the equity method of accounting. These investments are stated at acquisition cost, increased or decreased for Alliant Energy's equity in net income or loss, which is included in "Equity income from unconsolidated investments" in the Consolidated Statements of Income and decreased for any dividends received. These investments are also increased or decreased for Alliant Energy's proportionate share of other comprehensive income, which is included in "Accumulated other comprehensive income (loss)" on the Consolidated Balance Sheets. Investments that do not meet the criteria for consolidation or the equity method of accounting are accounted for under the cost method. Refer to Note 9 for discussion of Alliant Energy's cost method investments that are marked-to-market as a result of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities."

(b) Regulation - Alliant Energy is a registered public utility holding company subject to regulation by the SEC under PUHCA. The utility subsidiaries are subject to regulation under PUHCA, FERC and their respective state regulatory commissions (IUB, PSCW, MPUC and ICC).

(c) Regulatory Assets - Alliant Energy is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," which provides that rate-regulated public utilities record certain costs and credits allowed in the rate making process in different periods than for non-regulated entities. These are deferred as regulatory assets or accrued as regulatory liabilities and are recognized in the Consolidated Statements of Income at the time they are reflected in rates. At December 31, 2001 and 2000, regulatory assets were comprised of the following items (in millions):

	2001	2000
Tax-related (Note 1(d))	$115.3	$154.2
Environmental liabilities (Note 11(e))	63.1	66.8
Energy efficiency program costs	39.9	51.6
Other	41.3	27.5
	$259.6	$300.1

If a portion of the utility subsidiaries' operations becomes no longer subject to the provisions of SFAS 71 as a result of competitive restructuring or otherwise, a write-down of related regulatory assets would be required, unless some form of transition cost recovery is established by the appropriate regulatory body that would meet the requirements under accounting principles generally accepted in the U.S. for continued accounting as regulatory assets during such recovery period. In addition, each utility subsidiary would be required to determine any impairment of other assets and write-down such assets to their fair value.

(d) Income Taxes - Alliant Energy follows the liability method of accounting for deferred income taxes, which requires the establishment of deferred tax assets and liabilities, as appropriate, for all temporary differences between the tax basis of assets and liabilities and the amounts reported in the consolidated financial statements. Deferred taxes are recorded using currently enacted tax rates.

Except as noted below, income tax expense includes provisions for deferred taxes to reflect the tax effects of temporary differences between the time when certain costs are recorded in the accounts and when they are deducted for tax return purposes. As temporary differences reverse, the related accumulated deferred income taxes are reversed to income. Investment tax credits have been deferred and are subsequently credited to income over the average lives of the related property. Tax credits reduce income tax expense in the year claimed and include affordable housing and oil, gas and alternate fuel tax credits.

Consistent with Iowa rate making practices for IP&L, deferred tax expense is not recorded for certain temporary differences (primarily related to utility property, plant and equipment). As the deferred taxes become payable (over periods exceeding 30 years for some generating plant differences) they are recovered through rates. Accordingly, IP&L has recorded deferred tax liabilities and regulatory assets for certain temporary differences, as identified in Note 1(c). In Wisconsin, the PSCW has allowed rate recovery of deferred taxes on all temporary differences since August 1991. WP&L established a regulatory asset associated with those temporary differences occurring prior to August 1991 that will be recovered in future rates through 2007.

(e) Common Shares Outstanding - A reconciliation of the weighted average common shares outstanding used in the basic and diluted earnings per share calculation was as follows:

Weighted average common shares outstanding:	**2001**	2000	1999
Basic earnings per share calculation	**80,497,823**	79,002,643	78,352,186
Effect of dilutive securities	**138,006**	190,134	42,961
Diluted earnings per share calculation	**80,635,829**	79,192,777	78,395,147

In 2001, 2000 and 1999, 1,501,854, 1,358,597, and 1,275,355 options, respectively, to purchase shares of common stock, with average exercise prices of $31.08, $30.27, and $30.55, respectively, were excluded from the calculation of diluted earnings per share as the exercise prices were greater than the average market price.

(f) Temporary Cash Investments and Restricted Cash - Temporary cash investments are stated at cost, which approximates market value, and are considered cash equivalents for the Consolidated Balance Sheets and the Consolidated Statements of Cash Flows. These investments consist of short-term liquid investments that have maturities of less than 90 days from the date of acquisition.

At December 31, 2001, restricted cash of approximately $51 million ($44 million was classified as current and $7 million as long-term) consisted of $34 million related to borrowing requirements for the construction of various power plants in China; $11 million related to bond and regulatory reserves, escrows and tenant security deposits at Alliant Energy's affordable housing companies; and $6 million related to future oil and gas acquisitions at Whiting.

(g) Depreciation of Utility Property, Plant and Equipment - The utility subsidiaries use a combination of remaining life, straight-line and sum-of-the-years-digits depreciation methods as approved by their respective regulatory commissions. The remaining life of DAEC, of which IP&L is a co-owner, is based on the NRC license end-of-life of 2014. The remaining depreciable life of Kewaunee, of which WP&L is a co-owner, is based on the PSCW approved revised end-of-life of 2010. Depreciation expense related to the decommissioning of DAEC and Kewaunee is discussed in Note 11(f). The average rates of depreciation for electric and gas properties, consistent with current rate making practices, were as follows:

	IESU			WP&L			IPC		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Electric	**3.5%**	3.5%	3.5%	**3.7%**	3.6%	3.6%	**3.5%**	3.5%	3.6%
Gas	**3.6%**	3.5%	3.5%	**4.1%**	4.1%	3.9%	**3.6%**	3.6%	3.6%

(h) Property, Plant and Equipment - Utility plant (other than acquisition adjustments) is recorded at original cost, which includes overhead, administrative costs and AFUDC. At December 31, 2001 and 2000, IESU had $23.2 million and $24.4 million, respectively, of acquisition adjustments, net of accumulated amortization, included in utility plant ($5.2 million and $5.5 million, respectively, of such balances are currently being recovered in IP&L's rates). The aggregate gross AFUDC recovery rates, computed in accordance with the prescribed regulatory formula, were as follows:

	2001	2000	1999
IESU	**8.5%**	6.6%	7.9%
WP&L	**7.9%**	10.8%	5.4%
IPC	**4.4%**	6.5%	5.3%

Non-regulated property, plant and equipment is recorded at original cost. Upon retirement or sale of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in "Miscellaneous, net" in the Consolidated Statements of Income. Ordinary retirements of utility plant, including removal costs less salvage value, are charged to accumulated depreciation upon removal from utility plant accounts and no gain or loss is recognized.

(i) Operating Revenues - Alliant Energy accrues revenues for services rendered but unbilled at month-end. In 2000 and 1999, Alliant Energy recorded increases of $10 million (WP&L) and $9 million (IESU and IPC), respectively, in the estimate of utility services rendered but unbilled at month-end due to the implementation of refined estimation processes.

(j) Utility Fuel Cost Recovery - IP&L's retail tariffs provide for subsequent adjustments to its electric and natural gas rates for changes in the cost of fuel, purchased energy and natural gas purchased for resale. Changes in the under/over collection of these costs are reflected in "Electric and steam production fuels" and "Cost of utility gas sold" in the Consolidated Statements of Income. The cumulative effects are reflected on the Consolidated Balance Sheets as a current asset or current liability, pending automatic reflection in future billings to customers. At IP&L, purchased-power capacity costs are not recovered from electric customers through EACs. Recovery of these costs must be addressed in base rates in a formal rate proceeding.

WP&L's retail electric rates are based on annual forecasted fuel and purchased-power costs. Under PSCW rules, WP&L can seek emergency rate increases if the annual costs are more than three percent higher than the estimated costs used to establish rates. Any collections in excess of costs incurred in 2001 will be refunded in 2002, with interest. Accordingly, WP&L established a reserve in 2001 due to overcollection of fuel and purchased-power costs. WP&L has a gas performance incentive which includes a sharing mechanism whereby 40 percent of all gains and losses relative to current commodity prices, as well as other benchmarks, are retained by WP&L, with the remainder refunded to or recovered from customers.

(k) Nuclear Refueling Outage Costs - The IUB allows IP&L to collect, as part of its base revenues, funds to offset other operation and maintenance expenditures incurred during refueling outages at DAEC. As these revenues are collected, an equivalent amount is charged to other operation and maintenance expense with a corresponding credit to a reserve. During a refueling outage, the reserve is reversed to offset the refueling outage expenditures. Operating expenses incurred during refueling outages at Kewaunee are expensed by WP&L as incurred. Scheduled refueling outages occurred at DAEC and Kewaunee in Spring and late 2001, respectively. The next scheduled refueling outages at DAEC and Kewaunee are anticipated to commence in Spring 2003.

(l) Nuclear Fuel - Nuclear fuel for DAEC is leased. Annual nuclear fuel lease expenses include the cost of fuel, based on the quantity of heat produced for the generation of electricity, plus the lessor's interest costs related to fuel in the reactor and administrative expenses. Nuclear fuel for Kewaunee is recorded at its original cost and is amortized to expense based upon the quantity of heat produced for the generation of electricity. This accumulated amortization assumes spent nuclear fuel will have no residual value. Estimated future disposal costs of such fuel are expensed based on KWhs generated.

(m) Translation of Foreign Currency - Assets and liabilities of international investments, where the local currency is the functional currency, have been translated at year-end exchange rates and related income statement results have been translated using average exchange rates prevailing during the year. Adjustments resulting from translation have been recorded in "Accumulated other comprehensive income (loss)."

(n) Derivative Financial Instruments - Alliant Energy uses derivative financial instruments to hedge exposures to fluctuations in interest rates, certain commodity prices and volatility in a portion of natural gas sales volumes due to weather. Alliant Energy also utilizes derivatives to mitigate the equity price volatility associated with certain investments in equity securities. Alliant Energy does not use such instruments for speculative purposes. The fair value of all derivatives are recorded as assets or liabilities on the Consolidated Balance Sheets and gains and losses related to derivatives that are designated as, and qualify as hedges, are recognized in earnings when the underlying hedged item or physical transaction is recognized in income. Gains and losses related to derivatives that do not qualify for, or are not designated in hedge relationships, are recognized in earnings immediately. Alliant Energy has a number of commodity purchase and sales contracts that have been designated, and qualify for, the normal purchase and sale exception in SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of SFAS 133." Based on this designation, these contracts are not accounted for as derivative instruments.

Alliant Energy is exposed to losses related to financial instruments in the event of counterparties' non-performance. Alliant Energy has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate its exposure to counterparty credit risk. In the fourth quarter of 2001, Alliant Energy recorded a pre-tax charge of $5 million related to outstanding contracts with Enron. Alliant Energy has replaced certain Enron contracts by entering into contracts with credit-worthy counterparties where deemed necessary. Alliant Energy is not aware of any material exposure to counterparty credit risk.

Refer to Note 10 for further discussion of Alliant Energy's derivative financial instruments.

(o) Oil and Gas Producing Activities - Whiting follows the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well and other associated costs are charged to expense. The costs of development wells are capitalized whether productive or non-productive.

Geological and geophysical costs on exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment is recorded to the extent that capitalized costs of unproved properties, on a field-by-field basis, are not considered to be realizable. Depletion, depreciation and amortization (DD&A) of capitalized costs of proved oil and gas properties is provided on a field-by-field basis using the units of production method based upon proved reserves. The computation of DD&A takes into consideration the anticipated proceeds from equipment salvage.

Whiting assesses its proved oil and gas properties for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test compares the expected undiscounted future net revenues on a field-by-field basis with the related net capitalized costs at the end of each period. When the net capitalized costs exceed the undiscounted future net revenues, the cost of the property is written down to fair value, which is determined using discounted future net revenues from the producing property. During 2001, 2000 and 1999, Whiting recorded impairment charges for proved properties of $0, $0 and $3.3 million, respectively.

Gains and losses are recognized on sales of entire interests in proved and unproved properties and are reported in "Miscellaneous, net." Sales of partial interests are generally treated as recoveries of costs.

(2) MERGER

In April 1998, IES Industries Inc., WPL Holdings, Inc. and IPC completed a merger, accounted for as a pooling of interests, resulting in Alliant Energy. In association with the merger, Alliant Energy entered into a three-year consulting agreement, which expired in the second quarter of 2001, with Wayne Stoppelmoor, the Chief Executive Officer of IPC prior to the consummation of the merger. Under the terms of the agreement, Mr. Stoppelmoor, who was also Vice Chairman of Alliant Energy's Board of Directors until April 2000, received annual fees of $324,500, $324,500 and $200,000 for his services during the respective periods of the agreement.

(3) LEASES

IP&L has a capital lease covering its 70 percent undivided interest in nuclear fuel purchased for DAEC. Annual nuclear fuel lease expenses (included in "Electric and steam production fuels" in the Consolidated Statements of Income) for 2001, 2000 and 1999 were $14.1 million, $16.0 million and $12.7 million, respectively. Alliant Energy's operating lease rental expenses, which include certain purchased-power operating leases, for 2001, 2000 and 1999 were $42.0 million, $25.2 million and $24.6 million, respectively. The purchased-power leases below include $33 million in 2003 and a total amount of $423 million related to a new plant (Riverside) currently under development in Wisconsin, which is expected to be operational in 2003. At December 31, 2001, Alliant Energy's future minimum lease payments were as follows (in millions):

	2002	2003	2004	2005	2006	Thereafter	Total
Operating leases:							
Certain purchased-power agreements	$18.3	$51.4	$65.8	$67.2	$68.5	$290.6	$561.8
Financings using special purpose entities	2.7	2.7	2.7	2.7	2.7	15.7	29.2
Other	24.8	25.7	24.3	20.4	15.1	35.8	146.1
Total operating leases	$45.8	$79.8	$92.8	$90.3	$86.3	$342.1	$737.1

	2002	2003	2004	2005	2006	Thereafter	Total	Less: amount representing interest	Present value of net minimum capital lease payments
Capital leases	$17.3	$10.6	$8.9	$2.3	$1.8	$0.6	$41.5	$3.9	$37.6

Alliant Energy has various synthetic leases related to the financing of its corporate headquarters, corporate aircraft, certain utility railcars and a utility radio dispatch system. Certain financings involve the use of unconsolidated structured finance or special purpose entities. Based on the magnitude of the amounts shown in the above table in "Financings using special purpose entities," Alliant Energy believes these financings are not material to its liquidity or capital resources.

(4) UTILITY ACCOUNTS RECEIVABLE

Utility customer accounts receivable, including unbilled revenues, arise primarily from the sale of electricity and natural gas. At December 31, 2001 and 2000, the utility subsidiaries were serving a diversified base of residential, commercial and industrial customers and did not have any significant concentrations of credit risk.

Alliant Energy's utility subsidiaries participate in a combined accounts receivable sale program whereby IP&L and WP&L may sell up to a combined maximum amount of $250 million (there are no individual limits) of their respective accounts receivable to a third-party financial institution on a limited recourse basis through wholly-owned and consolidated special purpose entities. Corporate Services acts as a collection agent for the buyer and receives a fee for collection services that approximates fair value. The agreement expires in April 2004 and is subject to annual renewal or renegotiation for a longer period thereafter. Under terms of the agreement, the third-party financial institution purchases the receivables initially for the face amount. On a monthly basis, this sales price is adjusted, resulting in payments to the third-party financial institution of an amount that varies based on interest rates and length of time the sold receivables remain outstanding. Collections on sold receivables are used to purchase additional receivables from the utility subsidiaries.

At December 31, 2001 and 2000, Alliant Energy had sold $178 million and $154 million of receivables, respectively. In 2001, 2000 and 1999, Alliant Energy received approximately $2.2 billion, $1.6 billion and $1.5 billion, respectively, in aggregate proceeds from the sale of accounts receivable. The utility subsidiaries use proceeds from the sale of accounts receivable and unbilled revenues to maintain flexibility in their capital structures, take advantage of favorable short-term rates and finance a portion of their long-term cash needs. Alliant Energy paid fees associated with these sales of $7.9 million, $9.0 million and $7.1 million in 2001, 2000 and 1999, respectively.

Alliant Energy and its utility subsidiaries account for the sale of accounts receivable to the third-party financial institution as sales under SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Retained receivables are available to the third-party financial institution to pay any fees or expenses due it, and to absorb all credit losses incurred on any of the sold receivables.

(5) INCOME TAXES

The components of income taxes for Alliant Energy were as follows (in millions):

	2001	2000	1999
Current tax expense:			
Federal	**$57.8**	$110.0	$116.9
State	**17.9**	26.5	29.2
Deferred tax expense (benefit):			
Federal	**2.5**	99.8	(7.9)
State	**(5.6)**	19.7	(2.9)
Foreign tax expense	**9.3**	0.4	—
Amortization of investment tax credits	**(5.2)**	(4.5)	(5.5)
Oil, gas and alternative fuel credits	**(7.1)**	(6.2)	(3.4)
Affordable housing tax credits	**(9.8)**	(6.9)	(5.9)
	$59.8	$238.8	$120.5

Included in "Cumulative effect of a change in accounting principle, net of tax" in the Consolidated Statements of Income for 2001 and 2000 was income tax expense (benefit) of ($5.5) million and $9.8 million, respectively, related to the adoption of SFAS 133 by an equity method foreign affiliate of Alliant Energy on January 1, 2001 and by Alliant Energy's consolidated subsidiaries on July 1, 2000, respectively.

The overall effective income tax rates shown in the following table were computed by dividing total income tax expense by income before income taxes and preferred dividend requirements of subsidiaries.

	2001	2000	1999
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefits	**4.9**	6.7	6.4
Effect of rate making on property related differences	**1.7**	0.8	2.2
Amortization of investment tax credits	**(2.2)**	(0.9)	(1.7)
Oil, gas and alternative fuel credits	**(2.8)**	(1.0)	(1.0)
Affordable housing tax credits	**(3.6)**	(1.1)	(1.9)
Adjustment of prior period taxes	**(8.4)**	(1.0)	(1.7)
Other items, net	**(0.8)**	(0.4)	(0.1)
Overall effective income tax rate	**23.8%**	38.1%	37.2%

The accumulated deferred income tax (assets) and liabilities included on the Consolidated Balance Sheets at December 31 arise from the following temporary differences (in millions):

	2001	2000
Property related	**$608.9**	$673.6
Exchangeable senior notes	**129.7**	47.8
McLeod investment	**2.0**	318.5
Investment tax credits	**(32.8)**	(45.8)
Other	**(75.3)**	(62.4)
	$632.5	$931.7

At December 31, 2001, 2000 and 1999, Alliant Energy had not recorded U.S. tax provisions of approximately $6.7 million, $4.4 million and $1.4 million, respectively, relating to approximately $19.0 million, $12.6 million and $4.1 million, respectively, of unremitted earnings from foreign investments as these earnings are expected to be reinvested indefinitely.

Domestic and foreign sources of income before income taxes were as follows (in millions):

	2001	2000	1999
Domestic sources	**$207.6**	$607.7	$307.1
Foreign sources	**37.5**	13.1	10.0
Income before income taxes	**$245.1**	$620.8	$317.1

(6) BENEFIT PLANS

(a) Pension Plans and Other Postretirement Benefits - Alliant Energy has several non-contributory defined benefit pension plans that cover substantially all of its employees. Benefits are based on the employees' years of service and compensation. Alliant Energy also provides certain postretirement health care and life benefits to eligible retirees. In general, the health care plans are contributory with participants' contributions adjusted regularly and the life insurance plans are non-contributory.

The weighted-average assumptions at the measurement date of September 30 were as follows:

	Qualified Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	**2001**	2000	1999
Discount rate	**7.25%**	8.00%	7.75%	**7.25%**	8.00%	7.75%
Expected return on plan assets	**9%**	9%	9%	**9%**	9%	9%
Rate of compensation increase	**3.5-4.5%**	3.5-4.5%	3.5-4.5%	**3.5%**	3.5%	3.5%
Medical cost trend on covered charges:						
Initial trend rate	**N/A**	N/A	N/A	**12%**	9%	7%
Ultimate trend rate	**N/A**	N/A	N/A	**5%**	5%	5%

The components of Alliant Energy's qualified pension benefits and other postretirement benefits costs were as follows (in millions):

	Qualified Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	**2001**	2000	1999
Service cost	**$11.0**	$11.1	$12.8	**$4.0**	$3.7	$5.5
Interest cost	**38.2**	36.7	35.6	**10.6**	9.8	10.4
Expected return on plan assets	**(48.5)**	(45.7)	(46.2)	**(6.1)**	(5.3)	(5.0)
Amortization of:						
Transition obligation (asset)	**(2.4)**	(2.4)	(2.4)	**3.7**	3.9	4.3
Prior service cost	**2.7**	2.6	2.5	**(0.3)**	(0.3)	(0.3)
Actuarial loss (gain)	**(1.5)**	(1.0)	0.2	**(1.5)**	(1.9)	(0.8)
	($0.5)	$1.3	$2.5	**$10.4**	$9.9	$14.1

The assumed medical trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement benefit obligation related to postretirement benefit costs. A one percent change in the medical trend rates for 2001, holding all other assumptions constant, would have the following effects (in millions):

	1 Percent Increase	1 Percent Decrease
Effect on total of service and interest cost components	$1.5	($1.4)
Effect on postretirement benefit obligation	$15.2	($13.7)

A reconciliation of the funded status of Alliant Energy's plans to the amounts recognized on Alliant Energy's Consolidated Balance Sheets at December 31 was as follows (in millions):

	Qualified Pension Benefits		Other Postretirement Benefits	
	2001	2000	**2001**	2000
Change in benefit obligation:				
Net benefit obligation at beginning of year	**$483.6**	$481.0	**$130.7**	$127.8
Service cost	**11.0**	11.1	**4.0**	3.7
Interest cost	**38.2**	36.7	**10.6**	9.8
Plan participants' contributions	**—**	—	**1.9**	1.6
Plan amendments	**—**	3.6	**—**	(3.8)
Actuarial loss (gain)	**56.6**	(13.8)	**40.7**	2.4
Gross benefits paid	**(36.1)**	(35.0)	**(13.4)**	(10.8)
Net benefit obligation at end of year	**553.3**	483.6	**174.5**	130.7
Change in plan assets:				
Fair value of plan assets at beginning of year	**556.3**	525.9	**83.0**	68.3
Actual return on plan assets	**(36.9)**	63.1	**(6.8)**	8.7
Employer contributions	**—**	2.3	**9.1**	15.2
Plan participants' contributions	**—**	—	**1.9**	1.6
Gross benefits paid	**(36.1)**	(35.0)	**(13.4)**	(10.8)
Fair value of plan assets at end of year	**483.3**	556.3	**73.8**	83.0
Funded status at end of year	**(70.0)**	72.7	**(100.7)**	(47.7)
Unrecognized net actuarial loss (gain)	**74.2**	(69.2)	**16.8**	(38.3)
Unrecognized prior service cost	**21.5**	24.2	**(0.9)**	(1.2)
Unrecognized net transition obligation (asset)	**(3.3)**	(5.8)	**41.1**	44.8
Net amount recognized at end of year	**$22.4**	$21.9	**($43.7)**	($42.4)
Amounts recognized on the Consolidated Balance Sheets consist of:				
Prepaid benefit cost	**$45.5**	$41.8	**$2.1**	$1.6
Accrued benefit cost	**(23.1)**	(19.9)	**(45.8)**	(44.0)
Additional minimum liability	**(36.1)**	—	**—**	—
Intangible asset	**8.7**	—	**—**	—
Accumulated other comprehensive loss	**27.4**	—	**—**	—
Net amount recognized at measurement date	**22.4**	21.9	**(43.7)**	(42.4)
Contributions paid after 9/30 and prior to 12/31	**—**	—	**2.5**	1.5
Net amount recognized at 12/31	**$22.4**	$21.9	**($41.2)**	($40.9)

The benefit obligation and fair value of plan assets for the postretirement welfare plans with benefit obligations in excess of plan assets were $167.8 million and $64.5 million, respectively, at September 30, 2001 and $124.5 million and $73.2 million, respectively, at September 30, 2000. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the qualified pension plans with accumulated benefit obligations in excess of plan assets were $293.9 million, $283.7 million and $225.7 million, respectively, at September 30, 2001. At September 30, 2000, there were no qualified pension plans with accumulated benefit obligations in excess of plan assets. For the various Alliant Energy pension and postretirement plans, Alliant Energy common stock represented less than 1 percent of total plan investments at December 31, 2001 and 2000.

Alliant Energy sponsors several non-qualified pension plans that cover certain current and former key employees. At December 31, 2001 and 2000, the funded balances of such plans totaled approximately $4 million and $5 million, respectively, none of which consisted of Alliant Energy common stock. Alliant Energy's pension benefit obligation under these plans was $34.4 million and $26.2 million at December 31, 2001 and 2000, respectively. Alliant Energy's pension expense under these plans was $3.4 million, $3.6 million, and $2.5 million in 2001, 2000 and 1999, respectively.

Alliant Energy has various life insurance policies that cover certain key employees and directors. At December 31, 2001 and 2000, the cash surrender value of these investments was $30 million and $27 million, respectively.

Under Alliant Energy's deferred compensation plans, certain key employees and directors can defer part or all of their current compensation in company stock or interest accounts, which are held in grantor trusts. At December 31, 2001 and 2000, the value of the trusts totaled approximately $2.2 million and $1.0 million, respectively, the majority of which consisted of Alliant Energy common stock.

A significant number of Alliant Energy employees also participate in defined contribution pension plans (401(k) and Employee Stock Ownership plans). Alliant Energy's contributions to the plans, which are based on the participants' level of contribution, were $8.2 million, $8.1 million, and $7.4 million in 2001, 2000 and 1999, respectively.

(b) Long-Term Equity Incentive Plan - Alliant Energy has a long-term equity incentive plan that permits the grant of non-qualified stock options, incentive stock options, restricted stock, performance shares and performance units to key employees. At December 31, 2001, non-qualified stock options, restricted stock and performance shares were outstanding. The maximum number of shares of Alliant Energy common stock that may be issued under the plan is 3.8 million.

Options granted to date under the plan were granted at the fair market value of the shares on the date of grant, vest over three years and expire no later than 10 years after the grant date. Options become fully vested upon retirement and remain exercisable at any time prior to their expiration date, or for three years after the effective date of the retirement, whichever period is shorter. Participants' options that are not vested become forfeited when participants leave Alliant Energy and their vested options expire after three months. A summary of the stock option activity was as follows:

	2001		2000		1999	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**2,265,862**	**$29.67**	1,543,028	$30.32	751,084	$30.83
Options granted	**721,072**	**31.14**	899,094	28.59	824,564	29.88
Options exercised	**(42,432)**	**29.87**	(15,486)	30.03	—	—
Options forfeited	**(27,273)**	**30.07**	(160,774)	29.90	(32,620)	30.55
Outstanding at end of year	**2,917,229**	**$30.03**	2,265,862	$29.67	1,543,028	$30.32
Exercisable at end of year	**1,593,047**	**$29.94**	962,073	$30.12	333,782	$30.80

The range of exercise prices for the options outstanding at December 31, 2001 was $27.50 to $31.56. The value of the options granted during the year using the Black-Scholes pricing method was as follows:

	2001	2000	1999
Value of options based on Black-Scholes model	**$4.30**	$7.71	$4.71
Volatility	**18.9%**	32.7%	20.2%
Risk free interest rate	**5.0%**	5.7%	5.8%
Expected life	**10 years**	10 years	10 years
Expected dividend yield	**6.6%**	6.3%	6.7%

Alliant Energy follows Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," to account for stock options. No compensation cost is recognized because the option exercise price is equal to the market price of the underlying stock on the date of grant. Had compensation cost for the plan been determined based on the Black-Scholes value at the grant dates for awards as prescribed by SFAS 123, "Accounting for Stock-Based Compensation," pro forma net income and earnings per share would have been:

	2001	2000	1999
Pro forma net income (in millions)	**$169.3**	$391.7	$192.7
Pro forma earnings per share (basic)	**2.10**	4.96	2.46
Pro forma earnings per share (diluted)	**2.10**	4.95	2.46

In 2001 and 1999, 1,745 and 65,752 shares, respectively, of restricted stock with three-year restriction periods were awarded. At December 31, 2001 and 2000, there were 61,137 and 62,490 shares outstanding, respectively. Any unvested shares of restricted stock become fully vested upon retirement. Participants' unvested restricted stock is forfeited when the participant leaves Alliant Energy. Compensation cost, which is recognized over the three-year restriction period, was $0.6 million, $0.6 million and $0.4 million in 2001, 2000 and 1999, respectively.

The payout to key employees of Corporate Services for performance shares is contingent upon achievement over a three-year period of specified earnings per share growth and total return to shareowners of Alliant Energy compared with an investor-owned utility peer group. The payout to key employees of Resources is contingent upon achievement over a three-year period of specified Resources earnings per share growth. Performance shares are paid out in shares of Alliant Energy's common stock or a combination of cash and stock and are modified by a performance multiplier, which ranges from 0 to 2, based on the performance criteria. Performance shares have an intrinsic value equal to the market price of a share on the date of grant. Pursuant to APB 25, Alliant Energy accrues the plan expense over the three-year period the services are performed and recognized $2.4 million, $0.4 million and $1.6 million of expense in 2001, 2000 and 1999, respectively.

(7) COMMON AND PREFERRED STOCK

(a) Common Stock - During 2001, 2000 and 1999, Alliant Energy issued 897,220 shares, 26,100 shares and 1,353,971 shares, respectively, of common stock under its various stock plans. In addition, in November 2001, Alliant Energy completed a public offering of 9.775 million shares of its common stock at a price per share to the public of $28.00. The net proceeds of approximately $263 million were used to repay short-term debt. From January 2000 to June 2001, Alliant Energy satisfied its requirements under the Shareowner Direct Plan (dividend reinvestment and stock purchase plan) by acquiring Alliant Energy common stock on the open market, rather than through original issue. At December 31, 2001 and 2000, Alliant Energy had a total of 2.6 million and 5.0 million shares, respectively, available for issuance in the aggregate, pursuant to its Shareowner Direct Plan, Long-Term Equity Incentive Plan and 401(k) Savings Plan.

Alliant Energy has a Shareowner Rights Plan whereby rights will be exercisable only if a person or group acquires, or announces a tender offer to acquire, 15 percent or more of Alliant Energy's common stock. Each right will initially entitle shareowners to buy one-half of one share of Alliant Energy's common stock. The rights will only be exercisable in multiples of two at an initial price of $95.00 per full share, subject to adjustment. If any shareowner acquires 15 percent or more of the outstanding common stock of Alliant Energy, each right (subject to limitations) will entitle its holder to purchase, at the right's then current exercise price, a number of common shares of Alliant Energy or of the acquirer having a market value at the time of twice the right's per full share exercise price. The Board of Directors is also authorized to reduce the 15 percent ownership threshold to not less than 10 percent.

Alliant Energy's utility subsidiaries each have common stock dividend restrictions based on their respective bond indentures and articles of incorporation, and restrictions on the payment of common stock dividends commonly found with preferred stock. In addition, IP&L's ability to pay common stock dividends is restricted based on requirements associated with sinking funds. WP&L's common stock dividends are restricted to the extent that such dividend would reduce the common stock equity ratio to less than 25 percent. Also the PSCW ordered that it must approve the payment of dividends by

WP&L to Alliant Energy that are in excess of the level forecasted in the rate order ($58.3 million), if such dividends would reduce WP&L's average common equity ratio below 52 percent of total capitalization. The dividends paid by WP&L to Alliant Energy since the rate order was issued have not exceeded such level.

In 2001, 14 non-employee directors received up to 1,000 shares each of Alliant Energy common stock through the Shareowner Direct Plan as part of the directors' compensation program, for a total of approximately $338,000. In 2000, 12 non-employee directors received up to $20,000 each in Alliant Energy common stock, for a total of approximately $222,000. In 1999, matching contributions of $2,500 each were made to nine non-employee directors.

(b) Preferred Stock - IP&L has outstanding 545,000 shares of 6.40%, $50 par value preferred stock with a final redemption date of May 1, 2022. Under the provisions of the mandatory sinking fund, beginning in 2003, IP&L is required to redeem annually $1.4 million, or 27,250 shares of the preferred stock.

The carrying value of Alliant Energy's cumulative preferred stock of subsidiaries at December 31, 2001 and 2000 was $114 million. The fair market value, based upon the market yield of similar securities and quoted market prices, at December 31, 2001 and 2000 was $99 million and $90 million, respectively. Information related to Alliant Energy's cumulative preferred stock of subsidiaries, net at December 31 was as follows:

Par/Stated Value	Authorized Shares	Shares Outstanding	Series	Mandatory Redemption	**2001**	2000
					(in millions)	
$100	*	449,765	4.40% - 6.20%	No	**$45.0**	$45.0
$25	*	599,460	6.50%	No	**15.0**	15.0
$50	466,406	366,406	4.30% - 6.10%	No	**18.3**	18.3
$50	**	216,381	4.36% - 7.76%	No	**10.8**	10.8
$50	**	545,000	6.40%	$50 / share	**27.3**	27.3
					116.4	116.4
Less: unamortized expenses					**(2.4)**	(2.6)
					$114.0	$113.8

* 3,750,000 authorized shares in total. ** 2,000,000 authorized shares in total.

(8) DEBT

(a) Short-Term Debt - To provide short-term borrowing flexibility and security for commercial paper outstanding, Alliant Energy and its subsidiaries maintain bank lines of credit, of which most require a fee. The utility subsidiaries participate in a utility money pool, which is funded, as needed, through the issuance of commercial paper by Alliant Energy. Interest expense and other fees are allocated based on borrowed amounts. The PSCW has restricted WP&L from lending money to non-utility affiliates and non-Wisconsin utilities. As a result, WP&L can only borrow money from the utility money pool. At December 31, 2001, WP&L and IPC had money pool borrowings of $90.8 million and $40.0 million, respectively, and IESU had investments in the money pool of $1.9 million. At December 31, 2000, IESU, WP&L and IPC had money pool borrowings of $101.1 million, $29.2 million and $68.2 million, respectively. Information regarding short-term debt and lines of credit was as follows (dollars in millions):

	2001	2000	1999
At year end:			
Commercial paper outstanding	**$68.4**	$283.9	$374.7
Discount rates on commercial paper	**2.4-3.2%**	6.4-6.7%	5.6-6.5%
Notes payable outstanding	**$ —**	$50.1	$50.0
Interest rates on notes payable	**N/A**	6.5%	6.3%
For the year ended:			
Average amount of short-term debt (based on daily outstanding balances)	**$221.6**	$236.4	$185.9
Average interest rates on short-term debt	**4.5%**	6.5%	5.4%

(b) Long-Term Debt - IESU's indentures securing its First Mortgage Bonds and its Collateral Trust Bonds constitute direct first mortgage liens and a second lien while First Mortgage Bonds remain outstanding, respectively, upon substantially all tangible public utility property. WP&L's and IPC's First Mortgage Bonds are secured by substantially all of their utility plant. IESU and WP&L also maintain unsecured indentures relating to the issuance of debt securities.

Resources is party to a three-year credit agreement with various banking institutions that extends through October 2003, with one-year extensions available upon agreement by the parties. Unused borrowing availability under this agreement is also used to support Resources' commercial paper program. A combined maximum of $450 million of borrowings under this agreement and the commercial paper program may be outstanding at any one time. Interest rates are based on quoted market prices and maturities are set at the time of borrowing and are less than one year. At December 31, 2001 and 2000, Resources had $384 million and $321 million, respectively, of commercial paper outstanding backed by this facility with interest rates ranging from 3.00% to 3.45% and 6.37% to 6.65%, respectively. Resources intends to continue issuing commercial paper backed by this facility and no conditions existed at December 31, 2001 that would have prevented the issuance of commercial paper or direct borrowings under the three-year credit agreement.

In November 2001, Resources issued $300 million of senior notes at a fixed interest rate of 7%, due 2011. The notes are fully and unconditionally guaranteed by Alliant Energy. Resources used the proceeds to repay other Resources' debt. In March 2001, IESU issued $200 million of senior unsecured debentures at a fixed interest rate of 6-3/4%, due 2011. IESU used the proceeds to repay short- and long-term debt.

In February 2000, Resources issued $402.5 million of exchangeable senior notes due 2030, with a stated interest rate of 7.25% through February 2003 and 2.5% thereafter. The notes are exchangeable for cash based upon a percentage of the value of McLeod Class A Common Stock. Alliant Energy has agreed to fully and unconditionally guarantee the payment of principal and interest on the exchangeable senior notes.

Debt maturities for 2002 to 2006 are $10.5 million, $392.9 million, $91.0 million, $97.1 million and $93.8 million, respectively. Depending upon market conditions, it is currently anticipated that a majority of the maturing debt will be refinanced with the issuance of long-term securities.

The carrying value of Alliant Energy's long-term debt (including current maturities and variable rate demand bonds) at December 31, 2001 and 2000 was $2.5 billion and $2.1 billion, respectively. The fair market value, based upon the market yield of similar securities and quoted market prices, at December 31, 2001 and 2000 was $2.6 billion and $2.4 billion, respectively.

(9) INVESTMENTS AND ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of Alliant Energy's current assets and current liabilities approximates fair value because of the short maturity of such financial instruments. Since the utility subsidiaries are subject to regulation, any gains or losses related to the difference between the carrying amount and the fair value of their financial instruments may not be realized by Alliant Energy's shareowners. Information relating to various investments held by Alliant Energy that are marked-to-market as a result of SFAS 115 were as follows (in millions):

	December 31, 2001		December 31, 2000	
	Carrying/ Fair Value	**Unrealized Gains/ (Losses), Net of Tax**	Carrying/ Fair Value	Unrealized Gains, Net of Tax
Available-for-sale securities:				
Nuclear decommissioning trust funds:				
Debt securities	**$191**	**$3**	$180	$3
Equity securities	**142**	**42**	128	50
Total	**333**	**45**	308	53
Investment in McLeod	**15**	**(9)**	570	317
Various other investments	**24**	**1**	52	19
Trading securities:				
Investment in McLeod	**6**	**(a)**	221	(a)

(a) Adjustments to the trading securities are reflected in earnings in the "Miscellaneous, net" line in the Consolidated Statements of Income.

Nuclear Decommissioning Trust Funds - At December 31, 2001, $114 million, $37 million and $40 million of the debt securities mature in 2002-2010, 2011-2020 and 2021-2049, respectively. The fair value of the nuclear decommissioning trust funds was as reported by the trustee, adjusted for the tax effect of unrealized gains and losses. Net unrealized holding gains were recorded as part of accumulated provision for depreciation. The funds realized gains/(losses) from the sales of securities of $2.0 million, $5.0 million and ($7.9) million in 2001, 2000 and 1999, respectively (cost of the investments based on specific identification was $169.8 million, $213.4 million and $120.1 million, respectively, and proceeds from the sales were $171.8 million, $218.4 million and $112.2 million, respectively).

Investment in McLeod - At December 31, 2001 and 2000, Alliant Energy beneficially owned 56.1 million shares of common stock in McLeod, a telecommunications company. Alliant Energy had 40.5 million shares classified as available-for-sale and 15.6 million shares as trading and the cost basis of the investment was $30.5 million. Pursuant to the provisions of SFAS 115, the carrying value of Alliant Energy's investment in McLeod is adjusted to the estimated fair value each quarter based on the closing price at the end of the quarter. Adjustments to the available-for-sale securities do not impact earnings as the unrealized gains or losses, net of taxes, are recorded directly to the common equity section of the Consolidated Balance Sheets as a component of "Accumulated other comprehensive income (loss)." In addition, any such gains or losses are reflected in current earnings only at the time they are realized through a sale or if a decline in the stock price below Alliant Energy's cost basis is determined to be "other-than-temporary." Adjustments to the trading securities are reflected in earnings in the "Miscellaneous, net" line in the Consolidated Statements of Income. Alliant Energy realized pre-tax gains from the sales of McLeod available-for-sale securities of $23.8 million and $40.3 million in 2000 and 1999, respectively (cost of the investments based on the first-in-first-out method were $0.2 million and $0.6 million, respectively, and proceeds from the sales were $24.0 million and $40.9 million, respectively). Alliant Energy's ability to sell the McLeod stock was subject to various restrictions under an agreement with McLeod that expired December 31, 2001.

Investments in Foreign Entities - The geographic concentration of Alliant Energy's foreign investments at December 31 was as follows (in millions):

	Brazil	New Zealand/Australia	China	Mexico	Other	Total
2001						
Unconsolidated	**$378**	**$124**	**$30**	**$41**	**$—**	**$573**
Consolidated	**—**	**—**	**146**	**—**	**—**	**146**
Total	**$378**	**$124**	**$176**	**$41**	**$—**	**$719**
2000						
Unconsolidated	$319	$140	$30	$18	$1	$508
Consolidated	—	—	50	—	—	50
Total	$319	$140	$80	$18	$1	$558

Brazil - Resources holds interests in five Brazilian electric utilities (Companhia Forca e Luz Cataguazes - Leopoldina, S.A. (Cataguazes), Companhia Energetica da Borborema S.A., Companhia de Electricidade de Nova Friburgo S.A., Empresa Energetica de Sergipe S.A. and Sociedade Anonima de Eletrificacao da Paraiba) through several direct investments accounted for under the equity method of accounting. At December 31, 2001 and 2000, Resources' investments included a 49.9% direct ownership interest in GIPAR, S.A., an electric utility holding company; a 39.4% direct ownership interest in Cataguazes, an electric utility; and a 45.6% direct ownership interest in Energisa, S.A., an energy development company. At December 31, 2001, Resources' investments also included a 49.9% direct ownership interest in Pbpart - SE 1 Ltda., an electric utility holding company, and a 49.7% direct ownership interest in Usina Termeletrica de Juiz de Fora S.A., a thermal power plant project. At December 31, 2001, the total investment balance exceeded Resources' share of the underlying net equity of the applicable investees by approximately $38 million which has been assigned to the assets and liabilities of the investees and is being amortized over their remaining estimated lives.

New Zealand/Australia - Resources' investments included a non-controlling 69.5% ownership interest in Southern Hydro, a hydroelectric generating company in Australia; a 20.4% ownership interest in TrustPower Ltd., a New Zealand utility company; and a 9.3% ownership interest in Infratil Limited, a New Zealand utility holding company. Southern Hydro and TrustPower Ltd. are accounted for under the equity method and Infratil Limited is accounted for under the cost method. At December 31, 2001, the investment balance exceeded Resources' share of the underlying net equity of the above investees accounted for under the equity method by approximately $21 million; $14 million has been assigned to the assets and liabilities of Southern Hydro and is amortized over their estimated lives; and $7 million of goodwill at TrustPower Ltd. which was being amortized over 20 years prior to the adoption of SFAS 142,"Goodwill and Other Intangible Assets," on January 1, 2002.

China - Resources' consolidated investments included a 93.5% ownership interest in Peak Pacific Investment Company, Ltd. (Peak), a company that develops combined heat and power generating facilities for large industrial customers. At December 31, 2001, Peak's portfolio included five combined heat and power facilities. At December 31, 2001, Resources' consolidated investments also included a 64.0% ownership interest in Anhui New Energy Heat & Power Co., Ltd., a combined heat and power facility. Resources' unconsolidated investments included a 50.0% ownership interest in Jiaxing JIES Power & Heat Co., Ltd. and a 30.0% ownership interest in Tongxiang TIES Power & Heat Co., Ltd. Both of these combined heat and power facilities are accounted for under the equity method.

Mexico - Resources' investment in Mexico consisted of a loan receivable (including accrued interest income) from a Mexican development company. Under provisions of the loan, Resources has agreed to lend up to $65 million to support the development of a resort community near the Baja peninsula. The loan accrues interest at 8.75% and is secured by the undeveloped land of the resort community. Repayment of the loan principal and interest will be based on a portion of the proceeds from the sales of real estate in the resort community and therefore is dependent on the successful development of the project and the ability to sell real estate. Alliant Energy may also realize royalty income on the real estate sales once the loan is repaid.

Investment in ATC - WP&L, including South Beloit, transferred its transmission assets with no gain or loss (approximate net book value of $186 million) to ATC on January 1, 2001. WP&L received a tax-free cash distribution of $75 million from ATC and had a $110 million equity investment in ATC, with an ownership percentage of approximately 26.5 percent at December 31, 2001. WP&L accounts for its investment in ATC under the equity method.

Investment in Cargill-Alliant - Alliant Energy has a 50.0 percent ownership interest in Cargill-Alliant, an electricity-trading business that is accounted for under the equity method with investment balances of approximately $22 million and $21 million at December 31, 2001 and 2000, respectively.

Unconsolidated Equity Investments - Summary financial information from Alliant Energy's unconsolidated equity investments' financial statements is as follows (in millions):

	Alliant Energy Ownership Less Than or Equal to 50%			Alliant Energy Ownership Greater Than 50%		
Income statement data (for the year ended):	**2001**	2000	1999	**2001**	2000	1999
Operating revenues	**$2,248.0**	$1,196.4	$297.2	**$465.4**	$155.5	$0.5
Operating income	**141.4**	43.1	11.5	**86.7**	20.6	0.1
Income (loss) from continuing operations	**52.2**	67.6	5.9	**(5.5)**	6.5	(0.1)
Net income (loss)	**52.2**	67.6	5.9	**(5.5)**	6.5	(0.1)

	Alliant Energy Ownership Less Than or Equal to 50%		Alliant Energy Ownership Greater Than 50%	
Balance sheet data (at December 31):	**2001**	2000	**2001**	2000
Current assets	**$460.0**	$519.2	**$234.6**	$140.9
Non-current assets	**2,195.6**	1,562.8	**1,322.2**	1,073.8
Current liabilities	**528.0**	613.6	**329.3**	241.0
Non-current liabilities (excluding minority interest)	**574.6**	534.7	**707.4**	486.9
Minority interest	**213.5**	212.9	**58.0**	16.7

(10) DERIVATIVE FINANCIAL INSTRUMENTS

(a) Accounting for Derivative Instruments and Hedging Activities - Alliant Energy records derivative instruments at fair value on the balance sheet as assets or liabilities and changes in the derivatives' fair values in earnings unless specific hedge accounting criteria are met.

In the first quarter of 2001, Alliant Energy recorded a net loss of $12.9 million for a cumulative effect of a change in accounting principle representing the impact of adopting SFAS 133 as of January 1, 2001 at Alliant Energy's equity method investees. This transition adjustment represents Alliant Energy's share of the difference between the carrying amount of Southern Hydro's electricity derivative contracts under the applicable accounting principles in effect at December 31, 2000, and the carrying values of these electricity derivative contracts as determined in accordance with SFAS 133 as of January 1, 2001.

In the third quarter of 2000, Alliant Energy recorded net income of $16.7 million for a cumulative effect of a change in accounting principle representing the impact of adopting SFAS 133 as of July 1, 2000 at Alliant Energy's consolidated subsidiaries. This transition adjustment was primarily the result of the difference between the carrying amount of Resources' exchangeable senior notes issued in February 2000 under the applicable accounting principles in effect at June 30, 2000, and the carrying values of the debt and derivative components of the notes as determined in accordance with SFAS 133 as of July 1, 2000. Transition adjustments relating to Alliant Energy's other derivative instruments had no material impact on net income.

The consolidated financial statement impact of adopting SFAS 133 was as follows (in millions):

Financial Statement Account	Financial Statement	Increase (Decrease) July 1, 2000	Increase (Decrease) January 1, 2001
Investments in unconsolidated foreign entities	Balance sheet	$ —	($18.4)
Other assets	Balance sheet	2.0	—
Other liabilities (a)	Balance sheet	302.2	(5.5)
Cumulative effect of a change in accounting principle (other comprehensive income)	Balance sheet	(6.6)	—
Other comprehensive income (b)	Balance sheet	(187.3)	—
Long-term debt (c)	Balance sheet	(310.3)	—
Cumulative effect of a change in accounting principle, net of tax	Income statement	16.7	(12.9)
Pre-tax gain on transfer to trading account (d)	Income statement	321.4	—
Deferred tax expense (d)	Income statement	134.1	—

(a) Includes the embedded derivative component of Resources' exchangeable senior notes of $283.7 million on July 1, 2000 and deferred income taxes related to Southern Hydro's electricity contracts on January 1, 2001

(b) Represents net of tax reduction to other comprehensive income resulting from classification of approximately 15.6 million shares of McLeod as trading securities (equal to net amount of two line items in (d))

(c) Adjustment to the debt component of Resources' exchangeable senior notes

(d) Gain and tax expenses associated with the transfer of approximately 15.6 million shares of McLeod from available-for-sale securities to trading securities

During 2001 and 2000, $0.1 million of net gains and $6.7 million of net losses, respectively, included in the cumulative effect of a change in accounting principle component of accumulated other comprehensive income (loss) were reclassified into earnings, resulting in remaining balances of $0 and $0.1 million at December 31, 2001 and 2000, respectively.

Cash Flow Hedging Instruments - During 2001 and 2000, Alliant Energy held various derivative instruments designated as cash flow hedging instruments. WP&L utilized gas commodity financial swap arrangements to reduce the impact of price fluctuations on gas purchased and injected into storage during the summer months and withdrawn and sold at current market prices during the winter months pursuant to the natural gas cost incentive sharing mechanism with customers in Wisconsin. Alliant Energy's utility subsidiaries utilized physical coal purchase contracts, which did not qualify for the normal purchase and sale exception, to manage the price of anticipated coal purchases and sales. For WP&L, these contracts are used to manage costs within the forecasts used to set its electric rates. For IP&L, these contracts are used to minimize customer rates in its dollar-for-dollar recovery mechanism in Iowa. Treasury rate locks were used to mitigate risk associated with movements in the ten-year treasury yield used to price $300 million of Resources' senior notes issued in November 2001. Interest rate swaps were used by Southern Hydro to manage the future interest payments of its variable rate debt. SmartEnergy, Inc., an energy services company operating in deregulated markets, utilized electricity swaps to reduce the impact of price fluctuations on electricity purchased to meet the requirements of its customers.

In 2001 and 2000, net gains of $2.0 million and $0.4 million, respectively, were recognized relating to the amount of hedge ineffectiveness in accordance with SFAS 133. Alliant Energy did not exclude any components of the derivative instruments' gain or loss from the assessment of hedge effectiveness and in 2001 reclassified a loss of $0.9 million into earnings as a result of the discontinuance of hedges. At December 31, 2001, the maximum length of time over which Alliant Energy hedged its exposure to the variability in future cash flows for forecasted transactions was 10 months and Alliant Energy estimated that gains of $2.9 million will be reclassified from accumulated other comprehensive income (loss) into earnings in 2002 as the hedged transactions affect earnings. At December 31, 2000, the maximum length of time over which Alliant Energy hedged its exposure to the variability in future cash flows for forecasted transactions was 18 months and Alliant Energy estimated that losses of $3.7 million would be reclassified from accumulated other comprehensive income (loss) into earnings in 2001 as the hedged transactions affected earnings.

Other Derivatives Not Designated in Hedge Relationships - Alliant Energy's derivatives that were not designated in hedge relationships during 2001 and/or 2000 included the embedded derivative component of Resources' exchangeable senior notes, oil and gas swaps and collars, electricity price collars, physical coal contracts not designated in hedge relationships and electricity derivative contracts at Southern Hydro.

At maturity, the holders of Resources' exchangeable senior notes are paid the higher of the principal amount of the notes or an amount based on the value of McLeod common stock. SFAS 133 requires that Alliant Energy split the value of the notes into a debt component and a derivative component. The payment feature tied to McLeod stock is considered an embedded derivative under SFAS 133 that must be accounted for as a separate derivative instrument. This component is classified as a "Derivative liability" on the Consolidated Balance Sheets. Subsequent changes in the fair value of the option are reflected as increases or decreases in Alliant Energy's reported net income. The carrying amount of the host debt security, classified as long-term debt, is adjusted for amortization of the debt discount in accordance with the interest method as prescribed by APB 21, "Interest on Receivables and Payables."

Changes in the fair value of the McLeod shares designated as trading are reflected as increases or decreases in Alliant Energy's net income. These trading gains or losses are expected to correspond with and partially offset changes in the intrinsic value of the derivative component of Resources' exchangeable senior notes. Changes in the time value portion of the derivative component will result in non-cash increases or decreases to Alliant Energy's net income. Included in "Miscellaneous, net" in Alliant Energy's Consolidated Statements of Income for 2001 and 2000, was expense of $215.1 million and $102.5 million, respectively, related to the change in value of the McLeod trading securities, partially offset by income of $181.6 million and $101.8 million, respectively, related to the change in value of the derivative component of the exchangeable senior notes.

Whiting is exposed to commodity price risk in the pricing of its oil and gas production. Alliant Energy has previously utilized oil and gas swaps and collars to mitigate the impact of oil and gas price fluctuations. At December 31, 2001, Whiting did not have any swaps or collars outstanding.

Electricity price collars were used to manage utility energy costs during supply/demand imbalances. Physical coal contracts that do not qualify for the normal purchase and sale exception were used to manage the price of anticipated coal purchases and sales. For WP&L, these contracts are used to manage costs within the forecasts used to set its electric rates. Due to the dollar-for-dollar fuel recovery mechanism in Iowa, changes in the fair value of these instruments are recorded in regulatory assets/liabilities at IP&L.

Southern Hydro, a foreign affiliate of Alliant Energy accounted for under the equity method of accounting, enters into electricity derivative contracts which have not been designated in hedge relationships to manage the electricity commodity price risk associated with anticipated sales into the spot market. At December 31, 2001, these instruments were recorded at their fair value as a component of "Investments in unconsolidated foreign entities" on the Consolidated Balance Sheets and changes in fair value were recorded as a component of "Equity income from unconsolidated investments" in the Consolidated Statements of Income.

(b) Weather Derivatives - Alliant Energy uses weather derivatives to reduce the impact of weather volatility on its natural gas sales volumes. In 2001 and 2000, Alliant Energy entered into non-exchange traded options based on heating degree days in which Alliant Energy receives payment from the counterparty if actual heating degree days are less than the strike price in the contract. Alliant Energy paid premiums to enter into these contracts, which are amortized to expense over the contract period. Alliant Energy has used the intrinsic value method to account for these weather derivatives.

(c) Nuclear Decommissioning Trust Fund Investments - Historically, WP&L has entered into combinations of options to mitigate the effect of significant market fluctuations on its common stock investments in its nuclear decommissioning trust funds. The derivative transactions are designed to protect the portfolio's value while allowing the funds to earn a total return modestly in excess of long-term expectations over the hedge period. Fair value changes of these instruments do not impact net income as they are recorded as equally offsetting changes in the investment in nuclear decommissioning trust funds and accumulated depreciation.

(d) Energy-trading Contracts - Resources is the majority owner of a natural gas marketing operation, NG Energy Trading, LLC (NG). NG enters into financial and physical contracts for the sale, purchase, storage, transportation and loan of natural gas. NG accounts for all its positions, including gas in storage, at estimated fair value, with changes in fair value reported in earnings.

(11) COMMITMENTS AND CONTINGENCIES

(a) Construction and Acquisition Program - Alliant Energy currently anticipates 2002 construction and acquisition expenditures will be approximately $800 million, consisting of $400 million for its utility operations, $170 million for oil and gas investments, $100 million for non-regulated generation investments, $55 million for energy-related international investments and $75 million for other business development initiatives at Resources. During 2003-2006, Alliant Energy currently anticipates construction and acquisition expenditures of approximately $1.9 billion for its utility operations, $960 million for non-regulated generation investments, $260 million for oil and gas investments, $200 million for energy-related international investments and $310 million for other business development initiatives at Resources. These amounts do not include any potential capital expenditures Alliant Energy may make for its Power Iowa domestic generation program given the uncertainty of such investments, including if Alliant Energy would own the generating plants or purchase the power from plants that were owned by an independent entity.

(b) Purchased-Power, Coal and Natural Gas Contracts - Alliant Energy, through its subsidiaries (Corporate Services, IESU, WP&L and IPC), has entered into purchased-power, coal and natural gas supply, transportation and storage contracts. Certain purchased-power commitments are considered operating leases and are therefore not included here, but are included in Note 3. The natural gas supply commitments are all index-based. Alliant Energy expects to supplement its coal and natural gas supplies with spot market purchases as needed. The table includes commitments for "take-or-pay" contracts which result in dollar commitments with no associated MWhs, tons or Dths. Alliant Energy's minimum commitments are as follows (dollars and Dths in millions; MWhs and tons in thousands):

	Purchased-power		Coal		Natural gas	
	Dollars	MWhs	Dollars	Tons	Dollars	Dths
2002	$74.9	1,015	$76.9	9,206	$76.2	9
2003	53.4	1,156	72.9	8,729	44.5	1
2004	11.8	361	46.9	4,282	15.3	—
2005	0.1	—	32.7	3,100	12.9	—
2006	0.1	—	11.6	898	12.4	—

(c) Legal Proceedings - Alliant Energy is involved in legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business. Although unable to predict the outcome of these matters, Alliant Energy believes that appropriate reserves have been established and final disposition of these actions will not have a material adverse effect on its financial condition or results of operations.

(d) Financial Guarantees and Commitments - As part of Alliant Energy's electricity trading joint venture with Cargill, both Alliant Energy and Cargill have made guarantees to certain counterparties regarding the performance of contracts entered into by the joint venture. Revocable guarantees of approximately $186 million and $160 million have been issued, of which approximately $26 million and $42 million were outstanding at December 31, 2001 and 2000, respectively. Under the terms of the joint venture agreement, any payments required under the guarantees would be shared by Alliant Energy and Cargill on a 50/50 basis to the extent the joint venture is not able to reimburse the guarantor for payments made under the guarantee.

At December 31, 2001 and 2000, Alliant Energy had issued guarantees to support unconsolidated affiliate and third-party financing arrangements of approximately $14 million and $21 million, respectively. Such guarantees are not reflected in the consolidated financial statements. Management believes the likelihood of Alliant Energy having to make any material cash payments under these guarantees is remote.

(e) Environmental Liabilities - Alliant Energy had recorded the following environmental liabilities, and regulatory assets associated with certain of these liabilities, at December 31 (in millions):

Environmental liabilities	2001	2000	Regulatory assets	2001	2000
MGP sites	$43.9	$48.0	MGP sites	$50.2	$54.3
NEPA	8.2	10.4	NEPA	9.7	11.9
Oil and gas properties	4.0	13.0	Other	3.2	0.6
Other	0.4	0.5		$63.1	$66.8
	$56.5	$71.9			

MGP Sites - IESU, WP&L and IPC have current or previous ownership interests in 34, 14 and 9 sites, respectively, previously associated with the production of gas for which they may be liable for investigation, remediation and monitoring costs relating to the sites. IESU, WP&L and IPC have received letters from state environmental agencies requiring no further action at four, five and one site(s), respectively. The companies are working pursuant to the requirements of various federal and state agencies to investigate, mitigate, prevent and remediate, where necessary, the environmental impacts to property, including natural resources, at and around the sites in order to protect public health and the environment.

The utility subsidiaries record environmental liabilities based upon periodic studies, most recently updated in the third quarter of 2001, related to the MGP sites. Such amounts are based on the best current estimate of the remaining amount to be incurred for investigation, remediation and monitoring costs for those sites where the investigation process has been or is substantially completed, and the minimum of the estimated cost range for those sites where the investigation is in its earlier stages. It is possible that future cost estimates will be greater than current estimates as the investigation process proceeds and as additional facts become known. The amounts recognized as liabilities are reduced for expenditures made and are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their fair value. Management currently estimates the range of remaining costs to be incurred for the investigation, remediation and monitoring of all utility subsidiary sites to be approximately $33 million to $58 million.

Under the current rate making treatment approved by the PSCW, the MGP expenditures of WP&L, net of any insurance proceeds, are deferred and collected from gas customers over a five-year period after new rates are implemented. The MPUC also allows the deferral of MGP-related costs applicable to the Minnesota sites and IPC has been successful in obtaining approval to recover such costs in rates in Minnesota. The IUB has permitted utilities to recover prudently incurred costs. Regulatory assets have been recorded by each of the utility subsidiaries, which reflect the probable future rate recovery, where applicable. Considering the current rate treatment, and assuming no material change therein, the utility subsidiaries believe that the clean-up costs incurred for these MGP sites will not have a material adverse effect on their respective financial conditions or results of operations.

Settlement has been reached with all the utility subsidiaries' insurance carriers regarding reimbursement for their MGP-related costs. Insurance recoveries available at December 31, 2001 for IESU, WP&L and IPC were $0, $2.1 million and $4.7 million, respectively. Pursuant to their applicable rate making treatment, IPC has recorded its recoveries in "Other long-term liabilities and deferred credits" and WP&L has recorded its recoveries as an offset against its regulatory assets. In February 2001, the IUB issued an order directing IESU to refund its insurance recoveries from MGP sites. Under the refund plan, IESU returned 90 percent of the recoveries to customers in 2001 and retained 10 percent.

National Energy Policy Act of 1992 - NEPA requires owners of nuclear power plants to pay a special assessment into a "Uranium Enrichment Decontamination and Decommissioning Fund." The assessment is based upon prior nuclear fuel purchases. IP&L and WP&L recover the costs associated with this assessment over the period the costs are assessed. Alliant Energy continues to pursue relief from this assessment through litigation.

Oil and Gas Properties Dismantlement and Abandonment Costs - Whiting is responsible for certain dismantlement and abandonment costs related to various off-shore oil and gas platforms (and related on-shore plants and equipment), the most significant of which is located off the coast of California. In 2001, Whiting revised its estimate for the total costs for these properties from approximately $13 million to approximately $4 million, which it has accrued. Whiting reduced the estimated liability primarily due to the successful efforts to have the California facility designated as a permanent facility, therefore significantly reducing the amount of dismantlement required. The most significant expenditures are not expected to be incurred until 2008.

(f) Decommissioning of DAEC and Kewaunee - Pursuant to the most recent electric rate case orders, the IUB and PSCW allow IP&L and WP&L to recover $6 million and $16 million annually for their share of the cost to decommission DAEC and Kewaunee, respectively. Decommissioning expense is included in "Depreciation and amortization" in the Consolidated Statements of Income and the cumulative amount is included in "Accumulated depreciation" on the Consolidated Balance Sheets to the extent recovered through rates.

Additional information relating to the decommissioning of DAEC and Kewaunee included in the most recent electric rate orders was as follows (dollars in millions):

	DAEC	Kewaunee
Assumptions relating to current rate recovery amounts:		
Alliant Energy's share of estimated decommissioning cost	$252.8	$224.9
Year dollars in	1993	2001
Method to develop estimate	NRC minimum formula	Site-specific study
Annual inflation rate	4.91%	5.83%
Decommissioning method	Prompt dismantling and removal	Prompt dismantling and removal
Year decommissioning to commence	2014	2013
After-tax return on external investments:		
Qualified	7.34%	5.62%
Non-qualified	5.80%	6.97%
External trust fund balance at December 31, 2001	$117.2	$215.8
Internal reserve at December 31, 2001	$21.7	$ —
After-tax earnings on external trust funds in 2001	$3.6	$7.1

The rate recovery amounts for DAEC only include an inflation estimate through 1997. Both IP&L and WP&L are funding all rate recoveries for decommissioning into external trust funds and funding on a tax-qualified basis to the extent possible. All of the rate recovery assumptions and levels will be addressed in IP&L's and WP&L's 2002 rate cases. In accordance with their respective regulatory requirements, IP&L and WP&L record the earnings on the external trust funds as interest income with a corresponding entry to interest expense at IP&L and to depreciation expense at WP&L. The earnings accumulate in the external trust fund balances and in accumulated depreciation on utility plant.

IP&L's 70 percent share of the estimated cost to decommission DAEC based on the most recent site-specific study completed in 1998, and updated in 2001, is $395 million in 2002 dollars. This study includes the costs to terminate DAEC's NRC license, to return the site to a greenfield condition and for spent fuel storage. IP&L's 70 percent share of the estimated cost to decommission DAEC based on the most recent NRC minimum formula, using the direct disposal method, is $402.9 million in 2000 dollars. The NRC minimum formula is intended to apply only to the cost of terminating DAEC's NRC license. The additional decommissioning expense funding requirements which should result from these updated studies are not reflected in IP&L's rates.

(12) JOINTLY-OWNED ELECTRIC UTILITY PLANT

Under joint ownership agreements with other Iowa and Wisconsin utilities, the utility subsidiaries have undivided ownership interests in jointly-owned electric generating stations. IP&L also has joint ownership agreements related to transmission facilities. Each of the respective owners is responsible for the financing of its portion of the construction costs. KWh generation and operating expenses are divided on the same basis as ownership with each owner reflecting its respective costs in its Consolidated Statements of Income. Information relative to the utility subsidiaries' ownership interest in these facilities at December 31, 2001 was as follows (dollars in millions):

	Fuel Type	Ownership Interest %	Plant in Service	Accumulated Provision for Depreciation	Construction Work-In-Progress
IESU					
Ottumwa	Coal	48.0	$190.1	$113.7	$2.2
Neal Unit 3	Coal	28.0	60.0	35.3	0.3
DAEC	Nuclear	70.0	543.1	298.5	7.6
			$793.2	$447.5	$10.1
WP&L					
Columbia Energy Center	Coal	46.2	$174.3	$105.3	$1.7
Edgewater Unit 4	Coal	68.2	57.1	34.3	1.4
Edgewater Unit 5	Coal	75.0	232.2	106.2	2.5
Kewaunee	Nuclear	41.0	167.3	111.3	3.7
			$630.9	$357.1	$9.3
IPC					
Neal Unit 4	Coal	21.5	$84.5	$56.8	$0.3
Louisa Unit 1	Coal	4.0	24.9	14.1	—
			$109.4	$70.9	$0.3
			$1,533.5	$875.5	$19.7

Increases in utility plant in service balances for DAEC and Kewaunee during 2001 were largely due to projects for a power upgrade and the replacement of the steam generators, respectively. Both projects are expected to result in significant increases in generating capability compared to such capability prior to undertaking such projects.

(13) OIL AND GAS PRODUCING ACTIVITIES

(a) Cost Information - Whiting's oil and gas activities are conducted entirely in the U.S. Costs incurred in oil and gas producing activities were as follows (in millions):

	2001	2000	1999
Proved property acquisition	$66.0	$125.9	$21.4
Development	32.1	13.2	13.2
Exploration	0.8	1.1	1.9
Unproved property acquisition	0.1	0.3	0.3
	$99.0	$140.5	$36.8

Net capitalized costs related to Whiting's oil and gas producing activities at December 31 were as follows (in millions):

	2001	2000
Proved oil and gas properties	$391.4	$349.4
Unproved oil and gas properties	0.7	0.7
Accumulated DD&A	(110.8)	(123.9)
Oil and gas properties, net	$281.3	$226.2

(b) Results of Operations - Whiting's results of operations for oil and gas producing activities (excluding corporate overhead and interest costs) were as follows (in millions):

	2001	2000	1999
Revenues	$134.6	$94.1	$62.6
Operating expenses:			
DD&A	26.9	21.5	19.8
Lease operating	31.5	25.0	21.3
Production taxes	6.5	5.4	3.0
Acquisition and exploration costs	0.8	1.1	1.9
Impairment of proved oil and gas properties	—	—	3.3
	65.7	53.0	49.3
Results of operations for oil and gas producing activities before income taxes	68.9	41.1	13.3
Income taxes	18.7	10.6	2.0
Results of operations for oil and gas producing activities	$50.2	$30.5	$11.3

Whiting sold oil and gas properties in 2001, 2000 and 1999 for total proceeds of $19.6 million, $29.5 million and $13.0 million, respectively. In 2001, 2000 and 1999, Whiting had gains on sales of oil and gas properties of $11.7 million, $7.7 million and $10.2 million, respectively, which were recorded in "Miscellaneous, net" in Alliant Energy's Consolidated Statements of Income and were excluded in the results of operations data in the previous table.

(c) Reserve Quantity Information (Unaudited) - Whiting's estimates of proved reserves and related valuations were based primarily on reports of Ryder Scott Company, independent petroleum and geological engineers, in accordance with the provisions of SFAS 69, "Disclosures about Oil and Gas Producing Activities." The estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

Whiting's oil and gas reserves are attributable solely to properties within the U.S. A summary of Whiting's changes in quantities of proved (developed and undeveloped) oil and gas reserves was as follows (in millions):

	Oil (barrels)	Gas (Dth)
Balance, December 31, 1999	11.9	122.6
Purchases of minerals in place	11.9	45.8
Extensions and discoveries	0.5	4.7
Sales of minerals in place	(1.1)	(8.8)
Production	(1.6)	(16.9)
Revisions of previous estimates	(2.5)	10.1
Balance, December 31, 2000	19.1	157.5
Purchases of minerals in place	**1.0**	**89.8**
Extensions and discoveries	**1.1**	**9.3**
Sales of minerals in place	**(0.7)**	**(6.0)**
Production	**(2.1)**	**(19.8)**
Revisions of previous estimates	**(3.6)**	**(3.3)**
Balance, December 31, 2001	**14.8**	**227.5**

Whiting's proved developed oil and gas reserves at December 31 were as follows (in millions):

	2001	2000	1999
Oil (barrels)	**11.0**	14.9	9.6
Gas (Dth)	**136.8**	134.4	97.4

(d) Standardized Measure of Discounted Future Net Cash Flows (Unaudited) - Whiting's standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes were prepared in accordance with the provisions of SFAS 69. Future cash inflows were computed by applying year-end prices to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in producing and developing the proved oil and gas reserves at year-end, based on year-end costs and assuming continuation of existing economic conditions.

Future income tax expenses are calculated by applying appropriate year-end tax rates to future pre-tax net cash flows relating to proved oil and gas reserves, less the tax basis of properties involved. Future income tax expenses give effect to permanent differences, tax credits and loss carryforwards relating to the proved oil and gas reserves. Future net cash flows are discounted at a rate of 10 percent annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value or the present value of Whiting's oil and gas properties.

The standardized measure of discounted future net cash flows relating to Whiting's proved oil and gas reserves at December 31 was as follows (in millions):

	2001	2000	1999
Future cash inflows	**$880.9**	$1,912.5	$563.7
Future production costs	**(379.7)**	(523.5)	(204.7)
Future development costs	**(75.6)**	(32.8)	(27.2)
Future income tax expense	**(62.0)**	(398.4)	(72.7)
Total future net cash flows	**363.6**	957.8	259.1
10 percent annual discount for estimated timing of cash flows	**(151.9)**	(438.6)	(108.2)
Standardized measure of discounted future net cash flows	**$211.7**	$519.2	$150.9

The changes in the standardized measure of discounted future net cash flows relating to Whiting's proved oil and gas reserves were as follows (in millions):

	2001	2000	1999
Beginning balance	$519.2	$150.9	$105.3
Net change in income taxes	183.1	(170.3)	(25.3)
Purchases of minerals in place	84.6	241.1	28.0
Accretion of discount	73.5	19.0	11.9
Extensions, discoveries and improved recoveries	17.5	33.9	7.6
Development costs, net	(3.3)	4.4	5.4
Sales of minerals in place	(11.2)	(18.0)	(11.8)
Revisions of previous quantity estimates	(16.2)	(9.6)	10.5
Sale of oil and gas produced, net of production costs	(87.3)	(76.7)	(36.6)
Net changes in prices and production costs	(528.1)	359.4	55.9
Changes in production rates and other	(20.1)	(14.9)	—
Ending balance	$211.7	$519.2	$150.9

Prices in effect at December 31 used in determining future net revenues related to the standardized measure calculations, excluding hedging activity, were as follows:

	2001	2000	1999
Oil (per barrel)	$16.84	$24.04	$22.43
Gas (per Dth)	$2.76	$9.18	$2.40

(14) SEGMENTS OF BUSINESS

Alliant Energy's principal business segments are:

- **Regulated domestic utilities** - consists of IP&L and WP&L, serving customers in Iowa, Wisconsin, Minnesota and Illinois, and is broken down into three segments: a) electric operations; b) gas operations; and c) other, which includes the steam and water businesses and the unallocated portions of the utility business. Various line items in the following tables are not allocated to the electric and gas segments for management reporting purposes and therefore are included in "Other Regulated Domestic Utilities."
- **Non-regulated businesses** - represents the operations of Resources, its subsidiaries and Alliant Energy's investment in Cargill-Alliant, and is broken down into two segments: a) Whiting, an oil and gas production company; and b) other, which includes the operations of the International, Integrated Services, Investments (excluding Whiting), Non-regulated Generation and Trading, Mass Markets and Energy Technologies business units described in Note 1(a); an equity stake in an independent telecommunications provider, McLeod; the operations of Resources' parent company; and any non-regulated reconciling/eliminating entries.
- **Other** - includes the operations of Alliant Energy's parent company and Corporate Services, as well as any Alliant Energy parent company reconciling/eliminating entries.

Intersegment revenues were not material to Alliant Energy's operations and there was no single customer whose revenues were 10 percent or more of Alliant Energy's consolidated revenues. Refer to Note 9 for a breakdown of Alliant Energy's international investments by country. Certain financial information relating to Alliant Energy's significant business segments and products and services was as follows (in millions):

	Regulated Domestic Utilities				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	Whiting	Other	Total	Other	Consolidated
2001									
Operating revenues	**$1,756.6**	**$487.9**	**$37.1**	**$2,281.6**	**$134.6**	**$366.7**	**$501.3**	**($5.6)**	**$2,777.3**
Depreciation and amortization	**245.6**	**28.8**	**3.2**	**277.6**	**26.9**	**29.6**	**56.5**	**—**	**334.1**
Operating income (loss)	**306.1**	**11.2**	**7.5**	**324.8**	**54.1**	**(7.0)**	**47.1**	**(1.9)**	**370.0**
Interest expense, net of AFUDC			**100.5**	**100.5**	**10.0**	**59.0**	**69.0**	**9.8**	**179.3**
Equity income from unconsolidated investments			**(15.6)**	**(15.6)**	**—**	**(20.2)**	**(20.2)**	**(0.1)**	**(35.9)**
Preferred dividends			**6.7**	**6.7**	**—**	**—**	**—**	**—**	**6.7**
Miscellaneous, net			**(25.9)**	**(25.9)**	**(11.7)**	**17.0**	**5.3**	**(4.6)**	**(25.2)**
Income tax expense (benefit)			**94.2**	**94.2**	**15.1**	**(41.1)**	**(26.0)**	**(8.4)**	**59.8**
Cumulative effect of a change in accounting principle, net of tax			**—**	**—**	**—**	**(12.9)**	**(12.9)**	**—**	**(12.9)**
Net income (loss)			**164.9**	**164.9**	**40.7**	**(34.6)**	**6.1**	**1.4**	**172.4**
Total assets	**3,336.6**	**506.5**	**474.7**	**4,317.8**	**318.3**	**1,536.2**	**1,854.5**	**75.4**	**6,247.7**
Investments in equity method subsidiaries			**119.2**	**119.2**	**—**	**539.9**	**539.9**	**—**	**659.1**
Construction and acquisition expenditures	**298.7**	**36.9**	**5.2**	**340.8**	**99.6**	**338.0**	**437.6**	**40.0**	**818.4**

	Regulated Domestic Utilities				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	Whiting	Other	Total	Other	Consolidated
2000									
Operating revenues	$1,648.0	$415.0	$33.4	$2,096.4	$94.1	$217.2	$311.3	($2.7)	$2,405.0
Depreciation and amortization	252.6	27.7	3.1	283.4	21.5	17.4	38.9	—	322.3
Operating income (loss)	330.6	26.6	4.5	361.7	30.0	(10.8)	19.2	0.2	381.1
Interest expense, net of AFUDC			103.1	103.1	7.5	45.8	53.3	8.5	164.9
Equity income from unconsolidated investments			(0.5)	(0.5)	—	(18.6)	(18.6)	—	(19.1)
Preferred dividends			6.7	6.7	—	—	—	—	6.7
Gain on reclassification of investments			—	—	—	(321.3)	(321.3)	—	(321.3)
Gains on sales of McLeod stock			—	—	—	(23.8)	(23.8)	—	(23.8)
Miscellaneous, net			(23.3)	(23.3)	(7.8)	(13.3)	(21.1)	(2.7)	(47.1)
Income tax expense			107.9	107.9	5.4	125.2	130.6	0.3	238.8
Cumulative effect of a change in accounting principle, net of tax			—	—	—	16.7	16.7	—	16.7
Net income (loss)			167.8	167.8	24.9	211.9	236.8	(5.9)	398.7
Total assets	3,402.2	554.4	427.2	4,383.8	256.5	2,076.8	2,333.3	16.7	6,733.8
Investments in equity method subsidiaries			6.5	6.5	—	487.3	487.3	—	493.8
Construction and acquisition expenditures	265.9	35.8	3.0	304.7	137.5	613.2	750.7	11.1	1,066.5

	Regulated Domestic Utilities				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	Whiting	Other	Total	Other	Consolidated
1999									
Operating revenues	$1,548.9	$314.3	$32.1	$1,895.3	$62.6	$172.4	$235.0	($2.3)	$2,128.0
Depreciation and amortization	219.3	25.2	2.9	247.4	19.8	11.9	31.7	—	279.1
Operating income (loss)	345.1	27.4	5.3	377.8	4.7	(6.0)	(1.3)	—	376.5
Interest expense, net of AFUDC			100.7	100.7	5.4	19.4	24.8	3.4	128.9
Equity (income) loss from unconsolidated investments			(0.3)	(0.3)	—	(2.9)	(2.9)	0.2	(3.0)
Preferred dividends			6.7	6.7	—	—	—	—	6.7
Gains on sales of McLeod stock			—	—	—	(40.3)	(40.3)	—	(40.3)
Miscellaneous, net			(5.4)	(5.4)	(10.2)	(17.4)	(27.6)	0.1	(32.9)
Income tax expense (benefit)			115.0	115.0	0.5	6.4	6.9	(1.4)	120.5
Net income (loss)			161.1	161.1	9.0	28.8	37.8	(2.3)	196.6
Total assets	3,321.8	477.6	385.2	4,184.6	148.5	1,707.1	1,855.6	35.5	6,075.7
Investments in equity method subsidiaries			5.7	5.7	—	74.0	74.0	—	79.7
Construction and acquisition expenditures	246.9	35.5	3.3	285.7	35.2	156.9	192.1	0.8	478.6

Products and Services

Non-regulated and Other Revenues

Year	Integrated Services	Investments: Whiting	Investments: Other	International	Other	Total
			(in millions)			
2001	**$241.9**	**$134.6**	**$44.7**	**$85.4**	**$26.3**	**$532.9**
2000	172.2	94.1	44.4	—	31.3	342.0
1999	126.0	62.6	47.4	—	28.7	264.7

(15) RESTATEMENT OF PREVIOUSLY REPORTED 2001 QUARTERLY RESULTS (UNAUDITED)

Alliant Energy's originally reported results for the first three quarters of 2001 were based on the assumption that Southern Hydro's electricity derivatives qualified for hedge accounting. Southern Hydro is a foreign affiliate of Alliant Energy accounted for under the equity method of accounting. Alliant Energy prepared its quarterly financial statements during 2001 based on the independently prepared financial statements of Southern Hydro, which treated these derivatives as qualifying for hedge accounting under SFAS 133. Upon a further review of the accounting for such derivatives by Alliant Energy during the fourth quarter, it was determined the derivatives did not qualify for hedge accounting and that gains and losses attributable to changes in the fair value of these derivatives should have been recognized in Alliant Energy's earnings in the first three quarters of 2001. As required by accounting principles generally accepted in the U.S., all financial statements for the first three quarters of 2001 of Alliant Energy were restated to reflect this change. Alliant Energy's net income in 2000 and retained earnings at January 1, 2000 were not impacted. Details regarding the changes were as follows (dollars in thousands, except per share amounts):

	For the Three Months Ended					
	March 31, 2001		June 30, 2001		September 30, 2001	
	Originally Reported	Restated	Originally Reported	Restated	Originally Reported	Restated
Income before cumulative effect of a change in accounting principle, net of tax	$33,385	**$22,067**	$23,300	**$37,721**	$62,285	**$69,331**
Cumulative effect of a change in accounting principle, net of tax	—	**(12,868)**	—	—	—	—
Net income	33,385	**9,199**	23,300	**37,721**	62,285	**69,331**
Earnings per average common share - diluted:						
Income before cumulative effect of a change in accounting principle	0.42	**0.28**	0.29	**0.48**	0.78	**0.87**
Cumulative effect of a change in accounting principle	—	**(0.16)**	—	—	—	—
Net income	0.42	**0.12**	0.29	**0.48**	0.78	**0.87**
Retained earnings	812,058	**787,872**	795,863	**786,098**	818,629	**815,910**

The originally reported and restated net income (earnings per average diluted share) for the nine months ended September 30, 2001 were $119.0 million ($1.50 per share) and $116.3 million ($1.47 per share), respectively.

(16) SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

All "per share" references refer to earnings per diluted share.

	2001 (a)				2000			
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	(in millions, except per share data)							
Operating revenues	$852.7	$611.8	$666.3	$646.5	$574.1	$523.9	$603.2	$703.8
Operating income	89.3	68.0	133.7	79.0	88.4	60.2	140.0	92.5
Income before cumulative effect of a change in accounting principle, net of tax (b)(c)	22.1	37.7	69.3	56.1	19.3	42.3	259.5	60.9
Cumulative effect of a change in accounting principle, net of tax (b)(c)	(12.9)	—	—	—	—	—	16.7	—
Net income (b)(c)	9.2	37.7	69.3	56.1	19.3	42.3	276.2	60.9
Earnings per average common share: (b)(c)								
Income before cumulative effect of a change in accounting principle	0.28	0.48	0.87	0.66	0.24	0.54	3.28	0.76
Cumulative effect of a change in accounting principle	(0.16)	—	—	—	—	—	0.21	—
Net income	0.12	0.48	0.87	0.66	0.24	0.54	3.49	0.76

(a) Summation of the individual quarters may not equal annual totals due to rounding.

(b) The first, second, third and fourth quarters of 2001 include non-cash SFAS 133 valuation charges of $0.03 per share, $0.06 per share, $0.16 per share and $0.01 per share, respectively, related to Alliant Energy's exchangeable senior notes. The first, second, third and fourth quarters of 2001 also include non-cash SFAS 133 valuation income (charges) of ($0.30) per share, $0.21 per share, $0.13 per share and ($0.06) per share, respectively, related to electricity derivatives of a foreign affiliate of Alliant Energy, including the cumulative effect charge related to its adoption of SFAS 133 on January 1, 2001.

(c) The third quarter of 2000 includes $2.58 per share of non-cash income related to Alliant Energy's adoption of SFAS 133 on July 1, 2000. The first and fourth quarters of 2000 include $0.09 per share and $0.11 per share, respectively, of net income from gains on sales of McLeod stock.

Selected Financial and Operating Statistics

Financial Information

	2001 (1)	2000 (2)	1999 (3)	1998 (4)	1997
		(dollars in thousands, except per share data)			
Income Statement Data:					
Operating revenues	**$2,777,340**	$2,404,984	$2,127,973	$2,130,874	$2,300,627
Income before cumulative effect of a change in accounting principle, net of tax	**185,230**	381,954	196,581	96,675	144,578
Cumulative effect of a change in accounting principle, net of tax	**(12,868)**	16,708	—	—	—
Net income	**172,362**	398,662	196,581	96,675	144,578
Common Stock Data:					
Earnings per average common share - diluted:					
Income before cumulative effect of a change in accounting principle	**$2.30**	$4.82	$2.51	$1.26	$1.90
Cumulative effect of a change in accounting principle	**($0.16)**	$0.21	—	—	—
Net income	**$2.14**	$5.03	$2.51	$1.26	$1.90
Common shares outstanding at year-end (000s)	**89,682**	79,010	78,984	77,630	76,481
Dividends declared per common share	**$2.00**	$2.00	$2.00	$2.00	$2.00
Market value per share at year-end	**$30.36**	$31.88	$27.50	$32.25	$33.13
Book value per share at year-end (5)	**$21.39**	$25.79	$27.29	$20.69	$21.24
Other Selected Financial Data:					
Construction and acquisition expenditures	**$818,363**	$1,066,464	$478,573	$372,058	$328,040
Total assets at year-end (5)	**$6,247,682**	$6,733,766	$6,075,683	$4,959,337	$4,923,550
Long-term obligations, net	**$2,586,044**	$2,128,496	$1,660,558	$1,713,649	$1,604,305
Times interest earned before income taxes (6)	**2.32X**	4.61X	3.38X	2.25X	2.90X
Capitalization ratios:					
Common equity (5)	**43%**	50%	57%	49%	51%
Preferred stock	**2%**	3%	3%	4%	3%
Long-term debt, excluding current portion	**55%**	47%	40%	47%	46%
Total	**100%**	100%	100%	100%	100%

(1) Includes $21 million ($0.26 per diluted share) and $2 million ($0.02 per diluted share) of non-cash SFAS 133 valuation charges related to Alliant Energy's exchangeable senior notes and electricity derivatives of a foreign affiliate of Alliant Energy, respectively.

(2) Includes $204 million ($2.58 per diluted share) of non-cash net income related to Alliant Energy's adoption of SFAS 133 and $16 million ($0.20 per diluted share) of net income from gains on sales of McLeod stock.

(3) Includes $25 million ($0.32 per diluted share) of net income from gains on sales of McLeod stock.

(4) Results reflect the recording of $54 million of pre-tax merger-related charges.

(5) Alliant Energy adjusts the carrying value of its investments in McLeod to its estimated fair value, pursuant to the applicable accounting rules. At December 31, 2001, 2000, 1999, 1998 and 1997, the carrying amount reflected an unrealized gain (loss) of approximately ($13) million, $543 million, $1.1 billion, $291 million and $299 million, respectively, with a net of tax increase (decrease) to common equity of ($9) million, $317 million, $640 million, $170 million and $175 million, respectively.

(6) Represents income before income taxes plus preferred dividend requirements of subsidiaries plus interest expense divided by interest expense.

Selected Financial and Operating Statistics *(continued)*

Electric Operating Information *(Utility only)*

	2001	2000	1999	1998	1997
Operating Revenues (000s):					
Residential	**$599,074**	$567,283	$541,714	$532,676	$521,574
Commercial	**373,145**	349,019	329,487	317,704	307,941
Industrial	**543,471**	501,155	476,140	477,241	455,912
Total from ultimate customers	**1,515,690**	1,417,457	1,347,341	1,327,621	1,285,427
Sales for resale	**184,507**	173,148	155,801	199,128	192,346
Other	**56,359**	57,431	45,796	40,693	37,980
Total	**$1,756,556**	$1,648,036	$1,548,938	$1,567,442	$1,515,753
Electric Sales (000s MWh):					
Residential	**7,344**	7,161	7,024	6,826	6,851
Commercial	**5,464**	5,364	5,260	4,943	4,844
Industrial	**12,469**	13,092	13,036	12,718	12,320
Total from ultimate customers	**25,277**	25,617	25,320	24,487	24,015
Sales for resale	**4,936**	4,906	5,566	7,189	6,768
Other	**168**	174	162	158	161
Total	**30,381**	30,697	31,048	31,834	30,944
Customers (End of Period):					
Residential	**807,754**	799,603	790,669	781,127	772,100
Commercial	**125,539**	123,833	122,509	121,027	119,463
Industrial	**2,826**	2,773	2,730	2,618	2,555
Other	**3,324**	3,316	3,282	3,267	3,281
Total	**939,443**	929,525	919,190	908,039	897,399
Other Selected Electric Data:					
Maximum peak hour demand (MW)	**5,677**	5,397	5,233	5,228	5,045
Sources of electric energy (000s MWh):					
Coal and gas	**18,662**	19,139	19,078	19,119	17,423
Purchased power	**8,727**	8,058	8,619	10,033	10,660
Nuclear	**4,116**	4,675	4,362	4,201	3,874
Other	**452**	427	528	504	565
Total	**31,957**	32,299	32,587	33,857	32,522
Revenue per KWh from ultimate customers (cents)	**6.00**	5.53	5.32	5.42	5.35

Gas Operating Information *(Utility only)*

	2001	2000	1999	1998	1997
Operating Revenues (000s):					
Residential	**$270,248**	$245,697	$185,090	$175,603	$225,542
Commercial	**141,121**	127,104	89,118	85,842	115,858
Industrial	**31,262**	27,752	21,855	20,204	27,393
Transportation/other	**45,246**	14,395	18,256	13,941	25,114
Total	**$487,877**	$414,948	$314,319	$295,590	$393,907
Gas Sales (000s Dths):					
Residential	**29,580**	32,026	30,309	28,378	33,894
Commercial	**18,055**	19,696	18,349	17,760	21,142
Industrial	**5,344**	5,350	5,963	5,507	6,217
Transportation/other	**48,539**	43,931	46,954	52,389	56,719
Total	**101,518**	101,003	101,575	104,034	117,972
Customers at End of Period (Excluding Transportation/Other):					
Residential	**353,430**	351,990	347,533	342,586	337,956
Commercial	**45,480**	44,654	44,289	43,825	43,316
Industrial	**951**	953	1,037	982	963
Total	**399,861**	397,597	392,859	387,393	382,235
Other Selected Gas Data:					
Revenue per Dth sold (excluding transportation/other)	**$8.35**	$7.02	$5.42	$5.45	$6.02
Purchased gas costs per Dth sold (excluding transportation/other)	**$6.81**	$4.88	$3.30	$3.22	$4.23

Definitions

Certain abbreviations or acronyms used in the text and notes of this report are defined below:

Abbreviation or Acronym	Definition
AFUDC	Allowance for Funds Used During Construction
Alliant Energy	Alliant Energy Corporation
ATC	American Transmission Company, LLC
Cargill	Cargill Incorporated
Cargill-Alliant	Cargill-Alliant, LLC
Corporate Services	Alliant Energy Corporate Services, Inc.
DAEC	Duane Arnold Energy Center
DNR	Department of Natural Resources
Dth	Dekatherm
EAC	Energy Adjustment Clause
Enron	Enron Corporation
EPA	U.S. Environmental Protection Agency
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
ICC	Illinois Commerce Commission
IESU	IES Utilities Inc.
IPC	Interstate Power Company
IP&L	Interstate Power and Light Company
ISO	Independent System Operator
IUB	Iowa Utilities Board
Kewaunee	Kewaunee Nuclear Power Plant
KWh	Kilowatt-Hour
MAIN	Mid-America Interconnected Network, Inc.
McLeod	McLeodUSA Incorporated
MGP	Manufactured Gas Plants
MPUC	Minnesota Public Utilities Commission
MW	Megawatt
MWh	Megawatt-Hour
NEPA	National Energy Policy Act of 1992
NOx	Nitrogen Oxides
NRC	Nuclear Regulatory Commission
PSCW	Public Service Commission of Wisconsin
PUHCA	Public Utility Holding Company Act of 1935
Resources	Alliant Energy Resources, Inc.
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards
SFAS 133	Accounting for Derivative Instruments and Hedging Activities
South Beloit	South Beloit Water, Gas & Electric Company
Southern Hydro	Southern Hydro Partnership
STB	U.S. Surface Transportation Board
TRANSLink	TRANSLink Transmission Company LLC
Union Pacific	Union Pacific Railroad
U.S.	United States
Whiting	Whiting Petroleum Corporation
WNRB	Wisconsin Natural Resources Board
WP&L	Wisconsin Power and Light Company
WUHCA	Wisconsin Utility Holding Company Act



Erroll B. Davis, Jr.
Chairman of the Board — Age 57
Director since 1982

Mr. Davis became President and Chief Executive Officer of Alliant Energy Corp. when the company was formed in 1998 by the merger of WPL Holdings, Inc., IES Industries Inc. and Interstate Power Company. He became Chairman of the Board in 2000. He first joined Wisconsin Power and Light Co. (a subsidiary of Alliant Energy) in 1978. In June 2002, Mr. Davis will become Chair of the Edison Electric Institute (EEI), the worldwide trade association for investor-owned electric utilities. In 2001, he was appointed to the U.S. Department of Energy's Electricity Advisory Board. He also serves on the Boards of BP Amoco p.l.c., PPG Industries, Inc. and Electric Power Research Institute.



Lee Liu
Vice Chairman of the Board — Age 68
Director since 1981

Mr. Liu served as Chairman of the Board of the company from April 1998 until April 2000. He was Chairman of the Board and Chief Executive Officer of IES Industries Inc. (a predecessor of Alliant Energy) prior to 1998. Mr. Liu held a number of professional, management and executive positions after joining the former Iowa Electric Light and Power Co. in 1957. He is a Director of Principal Financial Group and Eastman Chemical Company.



Alan B. Arends
Director since 1993 — Age 68

Mr. Arends is Chairman of the Board of Albert Lea, Minn.-based Alliance Benefit Group Financial Services Corp., an employee benefits company that he founded in 1983.



Jack B. Evans
Director since 2000 — Age 53

Since 1996, Mr. Evans has served as a Director and President of The Hall-Perrine Foundation, a private philanthropic corporation in Cedar Rapids, Iowa. Previously, Mr. Evans was President and Chief Operating Officer of SCI Financial Group, Inc., a regional financial services firm. Mr. Evans is a Director of Gazette Communications, the Federal Reserve Bank of Chicago and Nuveen Institutional Advisory Corp., and Vice Chairman and a Director of United Fire and Casualty Company.



Joyce L. Hanes
Director since 1982 — Age 69

Ms. Hanes has been a Director of Midwest Wholesale, Inc., a products wholesaler in Mason City, Iowa, since 1970 and Board Chair since December 1997, having previously served as Chair from 1986 to 1988. She is also a Director of Iowa Student Loan Liquidity Corp.



Katharine C. Lyall
Director since 1986 — Age 60

Ms. Lyall is President of the University of Wisconsin System in Madison, Wis. In addition to her administrative position, she is a professor of economics at the University of Wisconsin-Madison. She serves on the Boards of Directors of the Kemper National Insurance Companies, M&I Corporation and the Carnegie Foundation for the Advancement of Teaching.



Singleton B. McAllister
Director since 2001 — Age 49

Ms. McAllister is a partner with Patton Boggs LLP, a Washington, D.C.-based law firm working in the public policy and business law areas. From 1996 until early 2001, Ms. McAllister was General Counsel for the United States Agency for International Development. She was also a partner at Reed, Smith, Shaw and McClay, where she specialized in government relations and corporate law.



David A. Perdue
Director since 2001 — Age 52

Mr. Perdue is President and Chief Executive Officer of the Reebok Brand for Reebok International Limited, a designer, distributor and marketer of footwear, apparel and sports equipment, located in Canton, Mass. Prior to joining Reebok in 1998, he was Senior Vice President of Operations at Haggar, Inc.



Judith D. Pyle
Director since 1992 — Age 58

Ms. Pyle is Vice Chair of The Pyle Group, a financial services company located in Madison, Wis. Prior to assuming her current position, Ms. Pyle served as Vice Chair and Senior Vice President of Corporate Marketing of Rayovac Corp. (a battery and lighting products manufacturer) based in Madison, Wis. In addition, Ms. Pyle is Vice Chair of Georgette Klinger, Inc. and a Director of Uniek, Inc.



Robert W. Schlutz
Director since 1989 — Age 65

Mr. Schlutz is President of Schlutz Enterprises, a diversified farming and retailing business in Columbus Junction, Iowa.



Wayne H. Stoppelmoor
Director since 1986 — Age 67

Mr. Stoppelmoor served as Vice Chairman of the Board of the company from April 1998 until April 2000. He was Chairman, President and Chief Executive Officer of Interstate Power Company (a predecessor of Alliant Energy) from 1986 until his retirement in 1997.



Anthony R. Weiler
Director since 1979 — Age 65

Mr. Weiler is a consultant for several home furnishings organizations. Prior to assuming his current position, Mr. Weiler had been a Senior Vice President for Heilig-Meyers Company, a national furniture retailer headquartered in Richmond, Va. He is a Director of the Retail Home Furnishings Foundation.

Ages of directors are as of Dec. 31, 2001. Each election date represents the first year of Board affiliation with a company that ultimately became part of the Alliant Energy family.

2002 Committees of the Board

Audit Committee
- Jack B. Evans (Chair)
- Alan B. Arends
- Katharine C. Lyall
- Singleton B. McAllister
- Judith D. Pyle

Compensation and Personnel Committee
- Judith D. Pyle (Chair)
- Alan B. Arends
- Jack B. Evans
- David A. Perdue

Nominating and Governance Committee
- Anthony R. Weiler (Chair)
- Joyce L. Hanes
- Katharine C. Lyall
- Singleton B. McAllister
- Robert W. Schlutz

Environmental, Nuclear, Health and Safety Committee
- Robert W. Schlutz (Chair)
- Joyce L. Hanes
- David A. Perdue
- Anthony R. Weiler

Capital Approval Committee
- Erroll B. Davis, Jr. (Chair)*
- Jack B. Evans
- Judith D. Pyle
- Anthony R. Weiler

*Non-voting committee member

Alliant Energy Corporation Officers

Erroll B. Davis, Jr., 57 [1978]
Chairman, President and Chief Executive Officer

William D. Harvey, 52 [1986]
Executive Vice President-Generation
(President, Wisconsin Power and Light Company)

James E. Hoffman, 48 [1995]
Executive Vice President-Business Development
(President, Alliant Energy Resources, Inc.)

Eliot G. Protsch, 48 [1978]
Executive Vice President-Energy Delivery
(President, Interstate Power and Light Company)

Barbara J. Swan, 50 [1987]
Executive Vice President and General Counsel

Thomas M. Walker, 54 [1996]
Executive Vice President and Chief Financial Officer

Pamela J. Wegner, 54 [1993]
Executive Vice President-Shared Solutions
(President, Alliant Energy Corporate Services, Inc.)

Edward M. Gleason, 61 [1977]†
Vice President-Treasurer and Corporate Secretary

Dundeana K. Langer, 43 [1984]
Vice President-Infrastructure Security

John E. Kratchmer, 39 [1985]
Corporate Controller and Chief Accounting Officer

Joan M. Thompson, 44 [1977]
Assistant Controller

Linda J. Wentzel, 53 [1978]
Assistant Corporate Secretary

Enrique Bacalao, 52 [1998]
Assistant Treasurer

Eric D. Mott, 34 [1996]
Assistant Treasurer

Alliant Energy Corporate Services Officers*

Erroll B. Davis, Jr., 57 [1978]
Chairman and Chief Executive Officer

Pamela J. Wegner, 54 [1993]
President

William D. Harvey, 52 [1986]
Executive Vice President-Generation

James E. Hoffman, 48 [1995]
Executive Vice President-Business Development

Eliot G. Protsch, 48 [1978]
Executive Vice President-Energy Delivery

Barbara J. Swan, 50 [1987]
Executive Vice President and General Counsel

Thomas M. Walker, 54 [1996]
Executive Vice President and Chief Financial Officer

Vern A. Gebhart, Jr. 48 [1975]
Vice President-Customer Operations

Edward M. Gleason, 61 [1977]†
Vice President-Treasurer and Corporate Secretary

Dundeana K. Langer, 43 [1984]
Vice President-Infrastructure Security

Daniel L. Mineck, 53 [1970]
Vice President-Performance Engineering and Environmental

Kim K. Zuhlke, 48 [1978]
Vice President-Engineering, Sales and Marketing

John E. Kratchmer, 39 [1985]
Corporate Controller and Chief Accounting Officer

Kent M. Ragsdale, 52 [1985]
Assistant Corporate Secretary

Linda J. Wentzel, 53 [1978]
Assistant Corporate Secretary

Enrique Bacalao, 52 [1998]
Assistant Treasurer

Steven F. Price, 49 [1984]
Assistant Treasurer

Alliant Energy Resources Officers**

Erroll B. Davis, Jr., 57 [1978]
Chairman and Chief Executive Officer

James E. Hoffman, 48 [1995]
President

William D. Harvey, 52 [1986]
Executive Vice President

Eliot G. Protsch, 48 [1978]
Executive Vice President

Thomas M. Walker, 54 [1996]
Chief Financial Officer

Thomas L. Aller, 52 [1993]
Vice President
(President, Alliant Energy Investments, Inc.)

Charles Castine, 52 [1998]
Vice President
(President, Alliant Energy Integrated Services Company)

Dundeana K. Langer, 43 [1984]
Vice President-Infrastructure Security

Michael P. Maley, 43 [2001]
Vice President
(President, Alliant Energy Generation, Inc.)

Edward M. Gleason, 61 [1977]†
Vice President-Treasurer and Corporate Secretary

John K. Peterson, 49 [1998]
Vice President
(President, Alliant Energy International, Inc.)

John E. Kratchmer, 39 [1985]
Corporate Controller and Chief Accounting Officer

Daniel L. Siegfried, 41 [1992]
Assistant Corporate Secretary

Linda J. Wentzel, 53 [1978]
Assistant Corporate Secretary

Enrique Bacalao, 52 [1998]
Assistant Treasurer

Steven F. Price, 49 [1984]
Assistant Treasurer

Ages of officers are as of Dec. 31, 2001.

Dates in brackets represent the year each person joined a company that ultimately became part of the Alliant Energy family.

*Alliant Energy Corporate Services, Inc. provides internal support to all business units within the company.

**Alliant Energy Resources, Inc. is the parent of the company's non-regulated businesses.

† Mr. Gleason retired on March 31, 2002. On April 1, 2002, Thomas L. Hanson assumed the position of Vice President-Treasurer, and F. J. Buri became Corporate Secretary.

STOCK EXCHANGE LISTINGS

	Stock exchange	Trading symbol	Newspaper abbreviation
Alliant Energy — Common	New York Stock Exchange	LNT	AlliantEngy
Wisconsin Power and Light Company — 4.50% Preferred	American Stock Exchange	WIS_p	WI P&L pf

All other Wisconsin Power and Light Company preferred series and all preferred series of Interstate Power and Light Company (formerly IES Utilities Inc. and Interstate Power Company) are traded on the over-the-counter market.

COMMON STOCK QUARTERLY PRICE RANGES AND DIVIDENDS

	2001			2000		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$ 33.20	$ 28.75	$.50	$37.75	$26.44	$0.50
Second	$ 32.67	$ 28.20	.50	$31.88	$25.75	.50
Third	$ 31.49	$ 27.90	.50	$31.25	$26.13	.50
Fourth	$ 32.29	$ 27.50	.50	$32.13	$28.63	.50
Year	**$ 33.20**	**$ 27.50**	**$2.00**	**$37.75**	**$25.75**	**$2.00**

Alliant Energy Corporation 2001 year-end common stock price: $30.36

2002 RECORD AND DIVIDEND PAYMENT DATES

Anticipated record and payment dates are as follows:

COMMON STOCK

Record dates	Payment dates
Jan. 31	Feb. 15
Apr. 30	May 15
July 31	Aug. 15
Oct. 31	Nov. 15

Alliant Energy Corporation had 58,288 shareowners as of Dec. 31, 2001. Shareowner records are maintained in the corporate general office in Madison, Wis.

Street-name accounts

Shareowners whose stock is held by banks or brokerage firms and who wish to receive quarterly reports directly from the company should contact Shareowner Services to be placed on the mailing list. Reports may also be obtained through the investor section of our Web site.

Annual meeting

The 2002 Annual Meeting of Shareowners will be held at the U.S. Cellular Center, Cedar Rapids, Iowa, on Wednesday, May 15, 2002, at 1 p.m., Central Daylight Time.

Form 10-K information

Upon request, the company will provide, without charge, copies of the Annual Report on Form 10-K for the year ended Dec. 31, 2001, as filed with the Securities and Exchange Commission. All reports filed with the SEC are also available through the investor section of our Web site.

Analyst inquiries

Inquiries from the financial community may be directed to:

Eric Mott
Assistant Treasurer
P.O. Box 77007
Madison, WI 53707-1007
Phone: (608) 458-3391
Fax: (608) 458-4824
E-mail: ericmott@alliantenergy.com

Stock transfer agent and registrar

For Alliant Energy common stock and all preferred stock of Wisconsin Power and Light Company and Interstate Power and Light Company, contact:

Alliant Energy Corporation
Attn: Shareowner Services
P.O. Box 2568
Madison, WI 53701-2568

Written inquiries should be mailed to this address as well.

Duplicate mailings

If you receive duplicate mailings of proxies, dividend checks or other mailings because of slight differences in the registration of your accounts, please call Shareowner Services for instructions on combining your accounts. To reduce the volume of paper you receive from us, you may wish to consider electronic access.

Electronic access

Electronic access allows you to obtain our annual report and proxy statements by using the Internet. Setup is easy and can be done by calling Shareowner Services. You will still receive account-related information by mail (e.g., checks and statements).

Shareowner information

The company's annual report and quarterly newsletter focus on the shareowner audience. Your questions and ideas are always welcome. Please direct them to Shareowner Services.

Shareowner direct plan

The Plan is available to all shareowners of record, first-time investors, customers, vendors and employees. Through the Plan, shareowners may buy common stock directly through the company without paying any brokerage commissions, fees or service charges.

Full details are in the prospectus, which can be obtained through our Web site or by calling Shareowner Services.

Direct deposit

Shareowners who are not reinvesting their dividends through the Plan may choose to have their quarterly dividend electronically deposited in their checking or savings account through this service. Electronic deposit may be arranged by contacting Shareowner Services.

Shareowner services

The company's Shareowner Services representatives are available to assist you from 8:30 a.m. to 4:30 p.m. (Central Standard Time) each business day.

Madison, Wis., area: (608) 458-3110
Toll-free: 1-800-356-5343

Internet address: *www.alliantenergy.com* (click on "Investors")

Our Vision

To be the customer's first choice for energy solutions.

Our Mission

To exceed the customer's expectations for comfort, security and productivity around the world.

The Alliant Energy Way

We value S.E.R.V.I.C.E.

Safety. We do not compromise the safety of employees or the general public.

Employees. We value a diverse workplace that fosters employee growth and development.

Responsibility. We are committed to the environment and the communities we are privileged to serve.

Value. We create value for our shareowners and focus on profitable growth.

Integrity. We vow to be ethical, open and honest. We maintain personal accountability for our actions and behavior.

Customer Focus. We are results-oriented and deliver on our promises.

Excellence. We value operational excellence and encourage innovation and creativity. We act quickly and are willing to embrace changes and take risks in pursuit of excellence.



Alliant Energy
Worldwide Headquarters
4902 N. Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
General information: 1.800.ALLIANT
Shareowner services: 1.800.356.5343

Operating Headquarters
200 First St. S.E.
Cedar Rapids, IA 52401
1.800.373.1303

1000 Main St.
Dubuque, IA 52001
1.800.611.9330

Current information about
Alliant Energy is available on the
Web at *www.alliantenergy.com.*

LNT LISTED NYSE

The common stock of Alliant Energy Corp. is traded on the New York Stock Exchange under the symbol LNT.

ALLIANT ENERGY.

We're on for you.

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